



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310



September 30, 2004

SUPPL

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Mail Stop 3-7
...et, N.W.
...DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report pursuant to Section 11 of the Revised Securities Act and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2003;

2) SEC Form 11-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended June 30, 2003, September 30, 2003, March 31, 2004 and June 30, 2004;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 20 August 2003, containing disclosure of the retirement of the Company's Vice Chairman, Mr. Henry A. Brimo and the election of Dr. Walter W. Brown as the new director; 23 January 2004, disclosure of the settlement of loan obligation to the Development Bank of the Philippines (DBP); 23 January 2004, disclosure of the amendment of the settlement of loan obligation to DBP; 30 January 2004, disclosure of the Code of Corporate Governance and the Company's Manual on Corporate Governance; 18 February 2004, disclosure of the schedule of the Annual Stockholders' Meeting; 17 March 2004, disclosure of the Section 4.2 of the Revised Disclosure Rules; 22 March 2004, disclosure of the Farmout Agreement with Rock Oil International, Inc.; 22 March 2004, disclosure of the Option Agreement with VAALCO Group; 25 March

2004, disclosure of the resignation of the Company's Internal Auditor; 26 March 2004, disclosure of the venue of the Annual Stockholders' Meeting; 31 March 2004, certification of the Company's Petroleum Service Contracts; 31 March 2004, disclosure of the list of stockholders; 05 April 2004, disclosure of the number of shareholders owning at least one (1) board lot; 03 May 2004, disclosure of the Purchase and Sale Agreement with VAALCO Group; 04 May 2004, disclosure of the number of shareholders owning at least one (1) board lot; 12 May 2004, approval of the amendment of the Company's By-Laws; 03 June 2004, disclosure of the number of shareholders owning at least one (1) board lot; 21 June 2004, disclosure of the drilling of Zebra #1 well; 23 June 2004, disclosure of the election of directors and officers; 30 June 2004, disclosure of the SC 14 Joint Operatorship; 05 July 2004, disclosure of the number of shareholders owning at least one (1) board lot; 21 July 2004, disclosure of the appointment of directors and officers; 26 July 2004, disclosure of the appointment as Operator of SC 6, 6B and 14; 04 August 2004, disclosure of the number of shareholders owning at least one (1) board lot; 03 September 2004, disclosure of the number of shareholders owning at least one (1) board lot; 22 September 2004, disclosure of the acceptance of the appointment of directors and officer and approval of the Department of Energy of Joint Operatorship; and 27 September 2004, disclosure of Farmin Agreement with Team Oil Ltd. and Cape Energy Pty Ltd.

4) SEC Form 20 – (Proxy Statement pursuant to Section 34(a) of the Revised Securities Act) Definitive Proxy Statement dated May 24, 2004;

5) Certification on the attendance of the Company's Board Meetings;

6) Communication dated 16 January 2004, regarding Dr. Walter W. Brown's Initial Statement of Beneficial Ownership of Securities (SEC Form 23-A);

7) Communication dated 25 June 2004, regarding the Notice of Hearing in the Matter of: The Philodrill Corporation (Re: Dr. Walter W. Brown);

8) General Information Sheet (G.I.S.); and

9) Annual Report for the year 2003.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

December 31, 2003

(Calendar Year Ending)
(month & day)

SEC Form 17-A Annual Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2003

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P121,208,544.00

Documents incorporated by reference:

(1) The Company's 2003 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(a) Description of Business

(1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969. The Company's major business operation involves oil exploration and production, but it also maintains investments by way of shareholdings in certain domestic companies involved in property and infrastructure development, mining, and financial services. Its active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro and Central Luzon under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

On property development, the Company holds a 9.85% equity investment in EDSA Properties Holdings Inc., the 78.72% owner of the Shangri-La Plaza Commercial Complex and 23.52% owner of KSA Realty Corporation. KSA Realty Corporation owns and operates The Enterprise Center which is one of the most modern and luxurious office buildings in Makati's central business district. The Company also maintains a 4.65% interest in Anglo Philippine Holdings Corporation (Anglo), an infrastructure and property development company. Anglo holds an 18.6% interest in MRT Holdings Inc. which operates the EDSA Metro Rail Transit III project and has a 15.79% stake in MRT Development Corporation which will develop the 16-hectare North Triangle property.

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.72% owned), Penta Capital Holdings Corporation, an investment holding company (20% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (50% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corp. (2.21%); Vulcan Industrial & Mining Corp. (2.08%) and United Paragon Mining Corp. (0.44%).

PETROLEUM PROJECTS

SERVICE CONTRACT NO. 6A (Octon)

During a series of technical committee meetings held between January and March 2003, PHILODRILL and farminee Rock Oil International (ROII) presented the process and the results of the technical work done on the farm-out block (the North Block) as well as the rest of SC6A.

From the reprocessed 3D seismic data, three major structural complexes have been mapped, namely the Barselisa Complex, East Barselisa Prospect and the Malajon Complex. Direct hydrocarbon indicators (DHI) in the Malajon Complex have been observed. Play analogues to these prospects were seen in the proven fields of Borneo and SE Asia. Subsequent detailed works have identified eight prospects, namely West Malajon, East Barselisa, Malajon Syn-rift, Santa Rita, Barselisa, Capare, San Vicente and Concepcion. Out of the eight, the highest ranked prospect in terms of size, DHI, and commercial possibility is the West Malajon prospect with a P50 probability and mean recoverable oil reserves of 60 million barrels (MMBBL).

The consortium approved these prospects during a meeting held in May 2003 where PHILODRILL and ROII also proposed and discussed additional work programs envisaged to complement what has been accomplished thus far on the block. These programs include additional prospect generation and AVO/DHI studies and biostratigraphic work. The partners, however, voted to defer the proposed additional programs, pending submission by ROII of the projects' objectives, timetable and budget.

ROII likewise completed special studies aimed to generate continuous and accurate petrophysical attributes e.g. compressional, acoustic, shear acoustic and density logs on specific SC6A wells and to investigate the impact of different fluids (oil, water and gas) and different depths of burials have on seismic signatures. These studies are considered important in lithologic modeling and serves as link between geophysical (seismic), petrophysical and geological data.

Overall, the geological and geophysical work progressed and was completed in June 2003, with encouraging results. ROII formally committed to drill their first option well and has started a serious search for a drilling rig for use within the second quarter of 2004.

In August 2003, the consortium discussed the initiative of Oriental Petroleum & Minerals Corporation (OPMC) to buy back its defaulted interest in SC6A. By way of background, OPMC was declared in default in early 2003 and its participating interest was distributed among the non-defaulting partners. The consortium adopted the position that should any member consider selling back part or all of its recently acquired participating interest to OPMC, the other members of the consortium should first be given the right of first refusal, in accordance with the terms of the Operating Agreement.

For the rest of the 2003, the consortium sought to finalize the Farmout Agreement (FOA). Among the contentious issues that delayed the execution of the FOA was the "carried interest" issue for which two compromise formulae were proposed. The issue was eventually resolved in January 2004 with the unanimous adoption of a formula which had previously been adopted in 1992, providing for a 50% reduction of the net carried interest. With the signing of the FOA in February 2004, the consortium is looking forward to the spudding of ROII's commitment well in June 2004.

SERVICE CONTRACT NO. 6/6B (Cadlao/Bonita)

Exploration activities on SC 6/6B remain suspended.

Early in the year, block Operator Alcorn (Production) Philippines proposed a study aimed at reviving production activities at the Cadlao Field which was shut-in towards the end of 1991. At that time, the field's Cadlao-1A well was producing at a rate of 950 barrels of oil per day (BOPD).

To achieve this objective, Alcorn proposed a study using 3D seismic data to identify possible stranded reserves. The operator also considered using a conceptually viable but untested production method employing a "satellite service platform" mooring/offloading buoy to double as crude production storage anchored to the seafloor and above the Cadlao wells. However, the consortium believed that the estimated US$ 9.00 million project cost needed to revive production was highly prohibitive and agreed to consider other viable but less costly alternatives.

PHILODRILL is a non-paying party in SC 6 Cadlao, with a 0.802702% revenue share from the gross proceeds of the Cadlao Production Block. It also has 14% interest on the SC 6B Bonita Block.

SERVICE CONTRACT NO. 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

Operations Review

The combined oil production from the Nido and Matinloc fields totaled 148,582 barrels in 2003, a decrease of 42.1% from the previous year's combined output of 256,560 barrels. This was due mainly to the temporary suspension of operations at the two fields in September 2003 resulting from the termination of the purchase contract with the consortium's sole customer, Caltex Philippines. Caltex made a business decision to close down its refinery in Batangas province. SC 14 operator Alcorn then initiated negotiations with other potential buyers and succeeded in finalizing a trial spot sale of 55,000 barrels to Pilipinas Shell, with the initial shipment commencing in April 2004.

2003 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	Total
January	13,602	9,778	23,380
February	0	8,772	8,772
March	12, 402	8,460	20,862
April	11,285	11,395	22,680
May	13,624	7,585	21,209
June	4,007	9,124	13,131
July	11,718	8,776	20,494
August	13,673	4,381	18,054
September	0	0	0
October	0	0	0
November	0	0	0
December	0	0	0
Total	80,311	68,271	148,582

Nido/Matinloc Production Enhancement Project

In July 2003, Australian-based consortium member Nido Petroleum commissioned a study aimed at enhaninge production from the Nido and Matinloc fields. The completed study proposed the re-

scheduling of the cyclic lifting periods for the two fields and the possible deployment of downhole jet pumps to improve crude production. The study indicated that substantial volumes of crude could still be produced from the two fields through the employment of enhanced recovery methods. However the proposal was shelved for lack of interest by the operator, Alcorn.

Pagasa Turbidites Studies

Nido Petroleum also proposed to further study and possibly farmout the Pag-asa Turbidites, the section below the Carcar Limestone Formation down to the top of the Nido Limestone, as another play fairway. Nido Petroleum hoped to establish the Pag-asa turbidites as a valid target. The proposal failed to muster enough support.

Galoc Studies

The prospect of developing the Galoc Field caught the interest of U.S.-based Unocal which employed substantial resources in its study of the field.. The Galoc Development Feasibility Study involved pre-stack 3D data migration and interpretation, focusing on the geologic and engineering aspects of the Galoc Clastic Unit (GCU) reservoir. The project was completed in October 2003.

The Galoc study is considered as a competent, rigorous and thorough technical job on the GCU in general, and the Galoc oilfield in particular which could conservatively contain 23 million barrels ofmarketable oil reserves. To produce the Galoc field economically, the Unocal study proposed the drilling of additional production and injection wells for pressure maintenance, and the use of a floating production and storage offloading (FPSO) facility.

However, Unocal opted not to exercise its farm-in option into the block because the indicative size of the Galoc reserves failed to meet the project size benchmark of a large company such as Unocal. A number of smaller foreign oil companies have since expressed interest to farm into the Galoc block. These offers are presently under serious consideration by the consortium.

SERVICE CONTRACT NO. 41 (Sulu Sea)

In March 2003, the block bperator, Unocal presented the status of the work program for contract year 2002-2003 which ended on May 10, 2003. The results from the three components of the work program namely, the ocean bottom survey, depth conversion and SAR-slick survey, were considered to be either not very positive or inconclusive. These, however, did not adversely affect the farmout efforts of the operator. Initial exploratory talks with potential farminees such as Amerada Hess, BHP, OXY, Total and Premier were pursued. In a meeting with the Department of

Energy (DOE) in early 2003, the consortium was granted until August 2003 to run a 2D seismic program in lieu of the fifth contract year well commitment, and the deadline for committing to the sixth contract year well commitment was moved to February 2004. In return, the DOE asked the consortium to significantly modify the block boundaries to approximate a rectangular block with an area of about 6,000 square kilometers.

With the radical modification of the block boundaries, UNOCAL proposed to unitize the equity interests over the two SC41 sub-blocks, which proposal was adopted by the Filipino partners during a meeting held in May 2003. The new SC 41 equity structure was computed pro-rata by area based on the DOE-approved new block outline. As a result, PHILODRILL acquired a unitized participating interest of 4.203% for both the shallow water (Block A) and deep water (Block B) portions of the contract area, in exchange for the company's original participating interest of 9.12516% in Block "A" only. The block equity structure was further modified with the entry of farminees BHP, Amerada Hess, and Occidental Petroleum in October 2003. PHILODRILL's equity was reduced to 2.322%.

Following the July 2003 presentation by UNOCAL of the results of their studies identifying new play types and mapping of a number of leads/prospects within the block, a new seismic program was undertaken at the sole expense of the new farminees. A total of 2,186 line kilometers of new 2D data seismic data was acquired in September in addition to the reprocessing and special processing of existing 2D and 3D data.

In February 2004, the consortium approved the drilling of the Bonobo prospect, one of the three identified amplitude anomaly prospects, the others being the Kudu and Serval prospects. The Bonobo well is scheduled for spudding in July 2004 using the rig SEDCO 601 supported by two floating warehouses. The well is programmed to a depth of 9,350 feet with the primary sand targets expected at 6,000 feet depth, containing an estimated recoverable reserves of 76 MMBBL of oil with 93% probability of geologic success. With a budgeted well cost of US$ 7.7million, PHILODRILL and the rest of the Filipino partners will carried free in the drilling of this well.

GSEC NO. 75 (Central Luzon)

A report on the Victoria-3 well, drilled in 2001 by PNOC-Energy Development Corporation (PNOC-EDC) at its sole cost, showed some development of gas-charged sands. However, the high water saturation has significantly reduced the flow rate making the well uneconomical to produce. The report also stated that any further drilling over this prospect is not recommended.

PHILODRILL and the other members which did not participate in the drilling of the Victoria-3 well were initially given up to June 15, 2003 to exercise the option to reacquire 10% equity by collectively paying a total of US$4.5 million. This deadline was subsequently extended until August 2003, after which a request for further extension was denied together with a request by the PHILODRILL group to be included in the new application for a service contract by PNOC-EDC over the same area.

PHILODRILL subsequently signed an option from Reliance Oil & Gas, Inc., a Filipino registered corporation with U.K. funding, to buy back a 10% equity interest in the block. Reliance Oil is negotiating with PNOC-EDC for a farm-in into the block involving the possible drilling of two wells for 75% equity.

GSEC No. 98 (Onshore Mindoro)

PHILODRILL has previously reported that in 2002, the services of Seasteams, Inc. were engaged for the formulation and conduct of an Information and Education Campaign (IEC) in Mindoro to help mitigate the security risks existing in the area. In January 2003, PHILODRILL reported to the DOE the progress of the work and requested for a six months extension of the deadline for its completion. The DOE, however, deferred the request and required the operator to submit pertinent documents attesting to the security threats posed by insurgent movement in the area.

PHILODRILL had entered into a Confidentiality Agreement with PNOC-EDC which signified interest in reviewing the data over the Mindoro Block. A technical presentation to PNOC-EDC staff was made in April 2003 where PHILODRILL presented the technical basis for its continued optimism over the area. PNOC-EDC was also provided a list of relevant data for use in its due diligence studies.

The DOE has formally informed the consortium that the GSEC technically expired on September 23, 2003. The consortium is seeking a further extension of the contract. In the meantime, the DOE has allowed PHILODRILL to seek other farminees for the Mindoro Block, since PNOC-EDC had not responded to PHILODRILL' s invitation for the commencement of farm-in negotiations.

SWAN Block (Northwest Palawan)

PHILODRILL, together with partners South China Resources, Inc. and Basic Consolidated, Inc., started negotiations with the DOE in January 2003 for a new GSEC. In February 2003, the partners agreed to move forward with the unitization of the four sub-blocks into a single block, as earlier proposed by potential farminee, Unocal. Unocal had previously indicated that it could consider paying for 100% of the costs to explore and develop the SWAN Block for 85% equity. UNOCAL also expressed willingness to pay for all commitment costs attendant to the GSEC application.

The DOE called for a technical presentation of the SWAN Block in April 2003. The operator was informed of the DOE's decision to hold in abeyance the GSEC application and instead include the SWAN Block as part of the areas that will be bidded out by the department. It was likewise suggested that the Consortium apply for a Non-Exclusive Geophysical Permit over a substantially reduced area covering the identified Santa Monica and Culion Fan prospects.

The partners have agreed to proceed as previously planned, i.e. to unitize the equity participation and to continue to look for farm-in partners. PHILODRILL has a proposal from a U.K.-based company involving the possible submission of a joint bid for the areas under the former SWAN Block, with PHILODRILL retaining a 15% carried interest equity participation. Talks with foreign company are ongoing.

Southwest Palawan

PHILODRILL is participating in the application for a new GSEC which remains pending with the DOE.

Other Investments

EDSA PROPERTIES HOLDINGS, INC. (EPHI)

The Group's rental income increased by 12.6% to P643 million in 2003, attributable mainly to the successful implementation of the mall renovation program that began in 2000. Revenues from the mall's new zones have contributed greatly to this increase. Rental income from the EDSA Shangri-La Hotel was lower by 3.2% to P49.7 million versus P51.3 million in 2002. The drop in income was due to the lower occupancy rate arising from the SARS scare and persisting threat of terrorism.

Share in profits of KSA Realty Corporation, the owner of The Enterprise Center (TEC) decreased from P66 million in 2002 to P51.2 million in 2003. The decline in income was due to the sharp increase in interest expense from P25 million in 2002 to P93 million in 2003.

The Group's total expenses decreased slightly from P403 million in 2002 to P401 million in 2003 despite the increase in revenues. Net income increased by 17.3% from P214 million in 2002 to P251 million in 2003.

The construction of The Shang Grand Tower which began in September 2002 is proceeding smoothly and is expected to be completed by December 2005.

Total liabilities increased by P155 million to P869 million in 2003 mainly due to a drawdown of P125 million from the Group's long-term loan facility. The funds were used to partially finance the Mall's renovation program.

The company declared cash dividends in the amount of P42.0 million in 2003.

The company continues to be optimistic on the overall prospects of the country's economy following the May 2004 elections. The Shangri-La Mall's performance is projected to be further enhanced with the completion of the cinema renovation project which began in October 2003.

PENTA CAPITAL INVESTMENT CORPORATION (PENTA CAPITAL)

The year 2003 was another good year for Penta Capital Investment Corporation. With total revenues of P69.8 million, the company generated a net income of P17.25 million during the year.

Penta Capital remains focused on providing securitization services, short term bridge financing facilities and assistance in raising working capital funds. For 2004, Penta Capital plans to remain as the dominant securitization specialist of the country and complete at least three (3) projects consisting of a combination of Major Securitization deals of at least P1.0billion in project size; major Project Finance or Joint-Venture Project. Among the projects lined up are the following: (a) MRT III US$1.76 billion securitization project (second offering) and (b) LRT Line 7 – US$1.3billion Combined Road and Rail Project.

PCIC has budgeted a consolidated net income of P50 million for 2004.

(2) Business of Issuer

(a) Description of Registrant

The Company is an investment holding firm with investments in property development, financial service, oil exploration and production, and mining.

Products

Together with other participants, the Company (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor. The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido, Matinloc and North Matinloc. The crude oil revenues from these oilfields contributed about 41% of the total gross revenues and 57% of total net loss. Information as to production volume follows (in barrels):

	2003	2002	2001
Nido	80,311	148,044	149,482
Matinloc	68,271	108,606	159,763
North Matinloc	-	-	6
total	148,582	256,650	309,251

The Company, as an investments holding firm, generates revenues from its investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 40% of the total gross revenues and 55% of the total net loss.

Additional Information:

a) Distribution Method of the Products or Service
Alcorn (Production) Phils. Inc., as the Operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido, Matinloc and North Matinloc oilfields. The oil produced and saved from these areas were sold locally to Caltex (Philippines), Inc. The proceeds from the sale of

crude oil were distributed by the Operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition -

b.1) Petroleum Revenue - the Company sold its share in the crude oil to Caltex (Philippines) Inc. in 2003. There was no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the sole buyer of crude oil produced from Nido and Matinloc oilfields in 2003 was Caltex (Phils.).

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee companies, presently EPHI and Penta Capital.

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 15 to the Company's 2003 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incur expenses in the exploration of the oil projects wherein the company is a participant, expenses on the evaluation and studies on these projects form part of deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to, adversely affect the businesses and financial conditions of the Company

j) Employees – As December 31, 2003, the Company has 28 employees. The Company does not anticipate to have additional employees within the ensuing twelve (12) months. The present employees are not subject to Collective Bargaining Agreement.

Type of employee	Exploration/ Technical	Finance/Administration/ Legal/Stocks
Executive Officers	1	3
Managers/Technical Personnel	2	1
Rank and File	6	15
	9	19

k) Mining and Oil Companies – information required herein is provided in Item 1 (a) above under the heading "Petroleum Projects".

Item 2. Properties

The information required by Item 2 is contained in Note 6 to the Company's 2003 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture based on the appraised value of the office condominium units amounting to about P71.55M as of September 2003, are used as collateral to some of the Company's loans from banks. These properties are in good condition. The Company does not intend to acquire other properties in the next twelve (12) months.

The Company's exploration properties which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC / GSEC No.	Participating Interest		Deferred Costs (in thousands)
SC 6A (Octon)	43.33000%	P	397,696
(Saddle Rock/Esperanza)	37.05000		64,844
SC 41 (Sulu Sea)	2.32200		138,698
GSEC 98 (Onshore Mindoro)	79.45500		72,439
GSEC 75 (Central Luzon)*	0.00000		37,432
Swan Block (NW Palawan)** unified	32.97500		91,092
SC 6B (Bonita/Cadlao)	14.00000		12,690
SW Palawan**	1.9500		4,187
Others			1,058
		P	820,540

*with buy-back option after well drilling
**under application

Item 3. Legal Proceedings

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against, the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2003 and 2002 and the first quarter of the current year 2004, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2004			
	First Quarter	P 0.235	P 0.135
2003			
	First Quarter	0.160	0.150
	Second Quarter	0.200	0.160
	Third Quarter	0.230	0.180
	Fourth Quarter	0.235	0.150
2002			
	First Quarter	0.310	0.195
	Second Quarter	0.230	0.140
	Third Quarter	0.180	0.150
	Fourth Quarter	0.170	0.150

(2) Holders

There were 11,189 shareholders of record as of December 31, 2003. Common shares outstanding as of December 31, 2003 totaled 1,534,944,016 shares. The last registration of the capital stock filed was approved by SEC on January 27, 1994.

Top 20 stockholders as of December 31, 2003:

Name	No. of Shares Held	% to Total
1. National Book Store, Inc.	259,157,603	16.884
2. Vulcan Industrial & Mining Corporation	205,876,535	13.413
3. Philex Mining Corporation	174,403,750	11.362
4. Alakor Corporation	58,626,260	3.819
5. Teresita dela Cruz	25,507,577	1.662
6. Alakor Securities Corp.	24,272,036	1.581

7. Phil. Overseas Telecomms. Corp.	24,234,387	1.579
8. Trafalgar Holdings Phil., Inc.	14,740,821	0.960
9. Wealth Securities, Inc.	9,693,122	0.631
10. Oscar T. Lee	7,443,947	0.485
11. Sapphire Securities, Inc.	6,500,812	0.424
12. Henry A. Brimo	6,013,353	0.392
13. Alsons Consolidated Resources, Inc.	5,667,200	0.369
14. Conrado S. Chua	4,905,652	0.319
15 RCBC Trust Account #72-230-8	3,854,825	0.251
16. Ang Ngo Chiong	3,643,112	0.237
17. Nicasio I. Alcantara	3,632,000	0.236
18. Albert Awad	3,515,620	0.229
19. RCBC Trust Account #32-314-4	3,368,821	0.219
20. Alberto Mendoza &/or Jeanie C. Mendoza	3,179,104	0.207

(3) Dividends

NO dividends were declared during the last two (2) years 2002 and 2003 and the first quarter of the current year 2004.

The Company's ability to declare and pay dividends is restricted by the availability of funds and the provision of existing loan agreements.

(4) Recent Sales of Unregistered Securities

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

Item 6. Management's Discussion and Analysis or Plan of Operation.

(a) Management's Discussion and Analysis or Plan of Operation

(1) Plan of Operation

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:
(i) collecting a portion of Accounts Receivables as of December 31, 2003; or,
(ii) selling a portion of its existing investments.
(iii) generating cash from loans and advances.

(B) The Company is now considering farm-in proposals from foreign oil companies, which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any purchase or sale of any plant and significant equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

(2) Management's Discussion and Analysis

Financial highlights for the years 2003, 2002 and 2001 are presented below:

(in thousands of Pesos)	2003	2002	2001
Petroleum revenues	21,853	30,194	35,090
Investment income	21,120	31,622	-0-
Interest & other income	10,021	14,213	13,315
Net income (loss)	(38,331)	(21,315)	(57,705)
Total assets	2,647,476	2,613,672	2,617,334
Net worth	2,160,230	2,203,423	2,206,024
Issued & subscribed capital	1,534,944	1,534,950	1,534,950
Treasury Stock	-	-	63,179

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 2, 10 and 12 to the Company's 2003 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

The Company incurred a net loss of P38.3 million in 2003 compared to P21.3 million in 2002 and P57.7 million in 2001.

Gross revenues in 2003 totaled P53.0 million compared to P76.0 million in 2002 and P48.4 million in 2001. The decrease in revenues in 2003 was accounted for mainly by the lower income from petroleum operations, which was down by P8.3 million. The decline was caused primarily by the 42% lower production output from the existing offshore Palawan oilfields. Equity in net earnings of associates decreased by P10.5 million.

Total expenses in 2003 decreased by P5.8 million despite the P15.2 million increase in interest and financing charges. The decrease was due mainly to the absence in 2003 of the provisions made for the decline in market value of investments and for doubtful accounts of P10.1 million and P9.3 million respectively.

Total assets increased from P2.61 billion as of year-end 2002 to P2.65 as of year-end 2003. Total current assets went down by 26.8%. The decline was due to some receivables collected during the year. Noncurrent assets increased by 22.5% mainly due to additional accrued interest receivables booked in 2003.

Total current liabilities increased from P353.6 million in 2002 to P487.2 million in 2003. The P133.6 million increase was due to the reclassification made on the long-term

debt to current liability and additional accruals booked during the year. Additional information is also contained in Note 12 of the Report of the Independent Auditors.

Stockholders' equity decreased by P43 million. The decrease was caused mainly by the P38.3 million loss incurred during the year.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(2) Interim Periods

No interim financial statements are included in this report.

Item 7. Financial Statements

The 2003 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The Information required by Item 8 is contained in the Report of Independent Auditors on the Company's 2002 Audited Financial Statements.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

(a) Directors, Executive Officers Promoters and Control Persons

(1) Identify Directors and Executive Officers

(A) Names and Ages of all Directors and Executive Officers

Office	Name	Age (as of 12/31/03)
Chairman of the Board/President	Alfredo C. Ramos	59
Vice-Chairman of the Board	Henry A. Brimo*	90
Director, Executive Vice President & Treasurer	Augusto B. Sunico	75
Director	Nicasio I. Alcantara	61
Director	Gerard H. Brimo	52
Director	Walter W. Brown	65
Director	Maximo G. Licauco III	53
Director	Teodoro L. Locsin, Jr.	55
Director	Honorio A. Poblador III	58
Director	Presentacion S. Ramos	61
Vice President-Exploration	Francisco A. Navarro	60
Vice President-Finance & Administration	Reynaldo E. Nazarea	52
Corporate Secretary	Adrian S. Arias	41

*retired in August 2003

The Company's independent directors are Nicasio I. Alcantara, Mr. Honorio A. Poblador III and Mr. Teodoro L. Locsin, Jr..

(B) **Positions and offices that each person named above held with the Company**

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Mr. Henry A. Brimo founded the Company in 1969. He was the President of the Company until November 1985 and the Vice Chairman of the Board until his retirement in August 2003.

Atty. Augusto B. Sunico has been a Director and Executive Vice President since October 1989.

Mr. Gerard H. Brimo, Mr. Maximo G. Licauco III, Teodoro L. Locsin, Jr., and Mrs. Presentacion S. Ramos have been Directors since 1985, 1988, 1988 and 1997 respectively.

Dr. Walter W. Brown was elected director in August 20, 2003 to replace Mr. Henry A. Brimo who retired as director.

Independent directors Mr. Nicasio I. Alcantara and Mr. Honorio A. Poblador III have been directors of the Company since 1991 and 1992, respectively.

Mr. Francisco A. Navarro became the Vice President for Exploration in November 1986.

Mr. Reynaldo E. Nazarea became the Vice President for Finance and Administration in September 1987.

(C) Term of Office as Director and Period of Service

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified.

(D) Business experience of directors/officers during the past five (5) years

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Dr. Walter W. Brown was elected director of the Company in August 2003 to replace Mr. Henry A. Brimo who retired as director. Dr. Brown is presently the Chairman and CEO of Philex Mining Corporation. For the past five (5) years, he has served as director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing.

Mr. Gerard H. Brimo is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests in companies involved in mining, property development, stock transfer services, non-life insurance and oil and gas exploration, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Atty. Augusto B. Sunico is a Director and Executive Vice President and Treasurer of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Mr. Honorio A. Poblador III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in telecommunications, property development and diversified holdings, among others.

Mr.Maximo G. Licauco III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer of the companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, cards and novelty items, property development, financial services, oil and gas exploration, and mining, among others.

Mr. Teodoro L. Locsin, Jr. is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representative of Congress, among others.

Mr. Francisco A. Navarro is the Company's Vice President for Exploration. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the Vice President for Finance and Administration. For the past five (5) years, he has served as a director of companies involved in financial services.

(E) Directors with directorship(s) held in reporting companies

Alfredo C. Ramos	Anglo Philippine Holdings Corp. Atlas Consolidated Mining and Devt. Corp. Edsa Properties Holdings, Inc. Kuok Philippine Properties, Inc. Penta Capital Investment Corp. Penta Capital Finance Corp. Philippine Seven Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Walter W. Brown	A. Brown Company, Inc. Philippine Realty and Holdings Corp. Philex Mining Corp.
Augusto B. Sunico	Alakor Securities Corp. Anglo Philippine Holdings Corp. Edsa Properties Holdings, Inc. Manuel L. Quezon University Penta Capital Investment Corp. Penta Capital Finance Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Gerard H. Brimo	Philex Mining Corp. Philtread Holdings Corp. Phil. Realty and Holdings Corp.
Presentacion S. Ramos	Alakor Securities Corp. Anglo Philippine Holdings Corp.
Nicasio I. Alcantara	Alcor Transport Corp. Alsons Aqua Technologies, Inc. Alsons Corporation Alsons Development and Investment Corp.

Nicasio I. Alcantara	Alsons Land Corporation Alsons Properties Corporation Aquasur Resources Corporation Banc Asia Capital Corp. Buayan Cattle Co., Inc. C. Alcantara and Sons, Inc. Conal Corporation Finfish Hatcheries, Inc. Lima Land, Inc. Lima Water Corporation Petron Corporation Saranggani Agricultural Co., Inc. Seafront Resources Corp. South Star Aviation Company T'boli Agro-Industrial Devt., Inc.
Honorio A. Poblador III	Alsons Consolidated Resources, Inc. Philippine Comm. Satellite Corp. Phil. Overseas Telecomm. Corp.
Maximo G. Licauco III	Anglo Philippine Holdings Corp. Edsa Properties Holdings, Inc. Penta Capital Investment Corp. Penta Capital Finance Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Teodoro L. Locsin, Jr.	Independent Daily New, Inc. Government Service Insurance System Mutual Fund L-R Publications, Inc.

(2) Significant Employees

Other than its current officers and employees, the Company has not engaged the services of any person who is expected to make significant contribution to the business of the Company.

(3) Family Relationships

The following are the family relationships among officers and directors: Mr. Alfredo C. Ramos is married to Ms. Presentacion S. Ramos; Atty. Augusto B. Sunico and Mr. Maximo G. Licauco are Mr. Ramos' brothers-in-law; and Mr. Gerard H. Brimo is the son of Mr. Henry A. Brimo.

Item 10. Executive Compensation

(1) Summary Compensation Table

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Name	Position	Year	Salary	Bonus	Other Annual Compensation	
Alfredo C. Ramos	Chairman/President					
Henry A. Brimo	Vice Chairman					
Augusto B. Sunico	Exec. Vice President And Treasurer					
Francisco A. Navarro	Vice President					
Reynaldo E. Nazarea	Vice President					
		2002		2,262,442	-	-
		2003		1,139,005	-	-
		2004 (est)		1,252,905	-	-
All officers and directors as a group unnamed		2002		3,455,964	-	-
		2003		2,395,237	-	-
		2004 (est)		2,634,761	-	-

(2) Compensation of Directors

(A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P1,600.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

(B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and ensuing year.

(3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Augusto B. Sunico, Francisco A. Navarro and Reynaldo E. Nazarea, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company car plan. Other than what is provided under applicable labor laws, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer, promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2003 the Company knows of no one who beneficially owns in excess of 5% of the Company's common stock except as set forth in the table below:

Title of Class	Name and address record/beneficial owner	Amount and nature of record/beneficial of ownership	Percent of class
Common	PCD Nominee Corporation* G/F Makati Stock Exchange 6767 Ayala Avenue Makati City	P 302,513,997 (of record)	19.70%
Common	National Bookstore, Inc.** 4/F Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	259,157,603 (of record)	16.88
Common	Vulcan Industrial & Mining Corporation** 9/F Floor Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	205,876,535 (of record)	13.41
Common	Philex Mining Corp.** Philex Bldg., Brixton Corner Fairlane Sts. Pasig City	174,403,750 (of record)	11.36

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice, PCNC issues a general proxy nominating, constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of a specific record date.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the*

corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Augusto B. Sunico have been appointed proxies for Vulcan Industrial Mining Corp. and National Book Store, Inc., while Mr. Henry A. Brimo and/or Mr. Gerard H. Brimo have been appointed proxies for Philex Mining Corp.

(2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2003:

Title of Class	Name of beneficial owner	Amount of ownership	Percent of class
Total A&B	Alfredo C. Ramos (D/CEO)	P 107,074	<0.010 %
Total A&B	Augusto B. Sunico (D/O)	16,511	<0.010
Total A&B	Walter W. Brown ~~(O)~~ D	10,000	<0.010
Total A&B	Gerard H. Brimo (D)	224,250	0.014
Total A&B	Maximo G. Licauco III (D)	124,461	<0.010
Total A&B	Teodoro L. Locsin, Jr. (D)	804	<0.010
Total A&B	Nicasio I. Alcantara (D)	3,632,000	0.236
Total A&B	Honorio A. Poblador III (D)	299,000	0.019
Total A&B	Presentacion S. Ramos (D)	1,000	<0.010
Total A&B	Francisco A. Navarro (O)	NIL	NIL
Total A&B	Reynaldo E. Nazarea (O)	NIL	NIL

As of December 31, 2003, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 4,415,100 shares, or approximately 0.288% of the Company's outstanding capital stock.

Item 12. Certain Relationships and Related Transactions

The information required by Item 12 is contained on Note 15 to the Company's 2003 Audited Financial Statements.

PART IV - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)

(b) Reports on SEC Form 17-C – See attached

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April 29, 2004.

By:

ALFREDO C. RAMOS
Principal Executive/Operating Officer

AUGUSTO B. SUNICO
Principal Financial Officer

REYNALDO E. NAZAREA
Comptroller/Principal Accounting Officer

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 29 APR 2004 day of April 2004 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	RES. CERT. NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	06014296	01-06-2004	Manila
AUGUSTO B. SUNICO	14188320	01-16-2004	Mandaluyong
REYNALDO E. NAZAREA	14242099	03-31-2004	Mandaluyong
ADRIAN S. ARIAS	14188321	01-16-2004	Mandaluyong

BENIGNO F. MORALES
Notary Public
PTR NO. [illegible]783
ISSUED ON 1-05-04
MANDALUYONG CITY



SERIES OF 2004

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

J. Guarantees of Securities of Other Issuers
K. Capital Stock

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2003, 2002 and 2001. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board /Chief Executive Officer

Augusto B. Sunico
Chief Financial Officer

COVER SHEET

3 8 6 8 3

SEC Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City

(Business Address: No. Street City/Town/Province)

Atty. Augusto B. Sunico

(Contact Person)

631-1801 to 05; 631-8151 to 52

(Company Telephone Number)

1 2 | 3 1

Month *Day*

(Fiscal Year)

A A F S

(Form Type)

Month *Day*

(Annual Meeting)

Not Applicable

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Not Applicable

Amended Articles Number/section

Total Amount of Borrowings

11,189

Total No. of Stockholders

₱318 million

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), PentaCapital Investment Corporation (PentaCapital) and PentaCapital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, PentaCapital and Penta Holdings represent about 50% of total assets in 2003 and 2002, and the equity in their net earnings or losses represents about 40%, 42% and 15% of total revenues in 2003, 2002 and 2001, respectively. The financial statements of EPHI and PentaCapital for 2003, 2002 and 2001 and Penta Holdings for 2002 and 2001, were audited by other auditors whose reports, have been furnished to us, as described in the fourth, fifth and sixth paragraphs and our opinion, insofar as they relate to the amounts included for EPHI and PentaCapital in 2003, 2002 and 2001 and for Penta Holdings in 2002 and 2001, is based solely on the reports of other auditors.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2003 financial information of Penta Holdings audited by other auditors.

In our auditors report dated April 24, 2003, our opinion on the 2002 financial statements was qualified in part because the Company's equity in net earnings of PentaCapital in 2002 was based on unaudited financial statements. The audited financial statements of PentaCapital became available on May 5, 2003 and the report of other auditors on the 2002 financial statements of PentaCapital was qualified. As discussed in Note 7 to the financial statements, the Company adjusted the 2003 financial statements to reflect the adjustments on the equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative financial statements for 2002 have been restated. The adjustments increased net loss by ₱2.1 million in 2002. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to this matter.

Moreover, our report on the 2002 financial statements was qualified because of the effects on the 2001 financial statements of (a) direct charge to retained earnings of additional valuation reserve on certain assets of PentaCapital and PentaCapital Finance Corporation (98.75% owned subsidiary of PentaCapital) aggregating to about ₱88.7 million, net of corresponding deferred tax asset of ₱36.5 million and (b) nonrecognition of additional allowance for probable losses on customers account and the related deferred tax assets by Intra-Invest Securities, Inc. (50% owned by PentaCapital) of about ₱8.0 million and ₱2.6 million, respectively. The net effect of the above qualifications would have decreased PentaCapital's net income by ₱94.1 million in 2001 had PentaCapital followed accounting principles generally accepted in the Philippines. As discussed in Note 7 to the financial statements, the Company adjusted the 2003 financial statements to reflect the adjustments on the equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative financial statements for 2001 have been restated. The adjustments increased net loss by ₱37.6 million in 2001. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to these matters.

The reports of other auditors on the 2003, 2002 and 2001 financial statements of EPHI and on the 2002 and 2001 financial statements of Penta Holdings were unqualified.

As discussed in Note 7 to the financial statements, the Company charged directly to the "Unrealized losses on decline in market value of investments" account under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million in 2002. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted for on a retroactive basis and decreased "Unrealized losses on decline in market value of investments" account and retained earnings by about ₱10.1 million. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to this matter.



In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2003 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures on the 2003 financial information of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area, as well as the ability of the consortium to mature certain prospects within the contract areas.

As discussed in Note 2 to the financial statements, the Company has incurred recurring losses. Also, as of December 31, 2003, the Company's current liabilities exceeded its current assets by ₱468.4 million. In addition, in 2003, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. Management's plans, in regard to these matters, are fully discussed in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Sycip Gorres Velayo & Co.

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-A
Tax Identification No. 102-084-648
PTR No. 7012975
January 5, 2004
Makati City

April 21, 2004

THE PHILODRILL CORPORATION

BALANCE SHEETS

	December 31	
	2003	2002 (As Restated, Notes 3 and 7)
ASSETS		
Current Assets		
Cash	₱2,235,123	₱1,140,340
Receivables (Notes 4 and 5)	16,001,362	24,293,381
Other current assets	613,382	319,296
Total Current Assets	18,849,867	25,753,017
Noncurrent Assets		
Property and equipment - net (Notes 2, 5 and 6)	301,144,341	305,759,035
Investments - net (Notes 7, 9 and 15)	1,378,504,409	1,366,040,643
Advances to affiliated companies - net (Note 15)	67,998,042	66,690,455
Deferred oil exploration and development costs (Notes 2, 5 and 8)	820,540,256	800,073,889
Other noncurrent assets - net (Notes 5 and 9)	60,439,012	49,354,916
Total Noncurrent Assets	2,628,626,060	2,587,918,938
Total Assets	₱2,647,475,927	₱2,613,671,955
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Notes 10 and 15)	₱258,346,160	₱244,303,547
Accounts payable and accrued expenses (Notes 5 and 11)	162,235,132	99,279,196
Current portion of long-term debt (Note 12)	59,987,964	3,332,759
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	487,245,851	353,592,097
Noncurrent Liability		
Long-term debt - net of current portion (Note 12)	–	56,656,907
Stockholders' Equity		
Capital stock - ₱1 par value (Note 13)		
Authorized - 1.55 billion shares		
Issued	1,482,066,842	1,482,068,946
Subscribed	52,877,174	52,881,496
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in associate's revaluation increment (Note 7)	483,869,872	484,844,431
Unrealized losses on decline in market value of investments (Note 7)	(200,752,169)	(196,871,610)
Retained earnings (Notes 7 and 13)	344,281,256	382,612,587
Total Stockholders' Equity	2,160,230,076	2,203,422,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₱2,647,475,927	₱2,613,671,955

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31		
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 And 7)
REVENUES			
Share in petroleum operations (Notes 2 and 5)	**₱21,852,692**	₱30,193,810	₱35,090,445
Equity in net earnings of associates - net (Note 7)	**21,120,465**	31,622,647	–
Interest (Note 15)	**8,891,167**	10,735,655	9,097,605
Dividends	**370,780**	3,078,200	749,015
Miscellaneous	**759,907**	398,934	3,468,828
	52,995,011	76,029,246	48,405,893
COSTS AND EXPENSES			
Interest and financing charges (Notes 2, 10, 11, 12 and 15)	**49,056,082**	33,825,754	43,437,213
Share in costs and operating (Notes 5 and 16)	**26,701,166**	26,687,047	27,757,412
General and administrative (Notes 6 and 17)	**13,557,653**	24,908,144	16,667,917
Foreign exchange loss – net (Notes 5 and 10)	**1,913,916**	1,485,664	–
Provision for decline in value of other investments (Note 7)	–	10,105,548	–
Abandonment losses (Notes 2 and 8)	–	–	10,523,321
Equity in net losses of associates - net (Note 7)	–	–	7,187,027
	91,228,817	97,012,157	105,572,890
LOSS BEFORE INCOME TAX	**38,233,806**	20,982,911	57,166,997
PROVISION FOR INCOME TAX (Note 19)	**97,525**	332,354	538,497
NET LOSS (Note 14)	**₱38,331,331**	₱21,315,265	₱57,705,494
Loss Per Share (Note 14)	**₱0.02497**	₱0.01445	₱0.04080

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Capital Stock (Note 13)							
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable	Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
Balance at January 1, 2001, as previously stated	₱1,155,209,370	₱379,741,072	₱–	(₱172,583,409)	₱486,619,833	(₱158,702,120)	₱493,464,093	₱2,183,748,839
Share in associate's adjustments to retained earnings (Note 7)	–	–	–	–	–	–	(1,547,444)	(1,547,444)
Adjustment on the accumulated equity in net earnings of an associate (Notes 3 and 7)	–	–	–	–	–	–	(2,894,886)	(2,894,886)
Balance at January 1, 2001, as restated	1,155,209,370	379,741,072	–	(172,583,409)	486,619,833	(158,702,120)	489,021,763	2,179,306,509
Collection of subscriptions receivable	–	–	–	74,004,258	–	–	–	74,004,258
Conversion of subscriptions receivable to notes receivable	–	–	–	12,313,717	–	–	–	12,313,717
Decline in MV of marketable securities	–	–	–	–	–	(6,619,550)	–	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)	–	–	–	–	–	–
Conversion of subscriptions receivable to treasury shares	–	–	(63,179,358)	63,179,358	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss, as restated	–	–	–	–	–	–	(57,705,494)	(57,705,494)
Balance at December 31, 2001, as restated	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱431,316,269	₱2,200,498,597
Balance at January 1, 2002, as previously stated	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱436,841,332	₱2,206,023,660
Adjustment on the accumulated equity in net earnings of an associate (Note 7)	–	–	–	–	–	–	(5,525,063)	(5,525,063)
Balance at January 1, 2002, as restated	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	485,818,990	(165,321,670)	431,316,269	2,200,498,597

(Forward)



	Capital Stock (Note 13)							
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable	Share in Associate's Revaluation Increment	Unrealized Loss on Decline in Market Value (MV) of *Investments*	Retained Earnings	Total
(Carried forward)								
Balance at January 1, 2002, as restated	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱431,316,269	₱2,200,498,597
Collection of subscriptions receivable	–	–	–	20,973,177	–	–	–	20,973,177
Sale of treasury stock	–	–	63,179,358	–	–	–	(27,388,417)	35,790,941
Decline in MV of marketable securities	–	–	–	–	–	(31,549,940)	–	(31,549,940)
Issuance of capital stock	202,106,538	(202,106,538)	–	–	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Net loss, as restated	–	–	–	–	–	–	(21,315,265)	(21,315,265)
Balance at December 31, 2002, as restated	₱1,482,068,946	₱52,881,496	₱–	(₱2,112,899)	₱484,844,431	(₱196,871,610)	₱382,612,587	₱2,203,422,951
Balance at January 1, 2003, as previously stated	₱1,482,068,946	₱52,881,496	₱–	(₱2,112,899)	₱484,844,431	(₱206,977,158)	₱394,631,555	₱2,205,336,371
Adjustment on the decline in MV of other investment	–	–	–	–	–	10,105,548	(10,105,548)	–
Adjustment on the accumulated equity in net earnings of an associate (Note 7)	–	–	–	–	–	–	(1,913,420)	(1,913,420)
Balance at January 1, 2003, as restated	1,482,068,946	52,881,496	–	(2,112,899)	484,844,431	(196,871,610)	382,612,587	2,203,422,951
Adjustment on fractional shares	(2,104)	(4,322)	–	–	–	–	–	(6,426)
Decline in MV of marketable securities						(3,880,559)		(3,880,559)
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Net loss	–	–	–	–	–	–	(38,331,331)	(38,331,331)
Balance at December 31, 2003	₱1,482,066,842	₱52,877,174	₱–	(₱2,112,899)	₱483,869,872	(₱200,752,169)	₱344,281,256	₱2,160,230,076

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 and 7)
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before income tax	(₱38,233,806)	(₱20,982,911)	(₱57,166,997)
Adjustments for:			
Interest and financing charges	49,056,082	33,825,754	43,437,213
Depletion, depreciation and amortization	3,546,555	4,404,801	5,088,835
Unrealized foreign exchange loss (gain) - net	2,122,187	1,491,869	(95,127)
Equity in net losses (earnings) of associates - net	(21,120,465)	(31,622,647)	7,187,027
Interest income	(8,891,167)	(10,735,655)	(9,097,605)
Provision for doubtful accounts	–	9,292,397	–
Operating loss before working capital changes	(13,520,614)	(14,326,392)	(10,646,654)
Decrease (increase) in:			
Receivables	9,484,120	(5,136,725)	3,716,650
Crude oil inventory	–	847,064	1,736,007
Other current assets	21,562	–	(917)
Increase in accounts payable and accrued expenses	26,695,847	15,224,119	10,774,297
Cash generated from (used in) operations	22,680,915	(3,391,934)	5,579,383
Interest received	9,190	15,107	2,291,541
Interest and financing charges paid	(15,761,681)	(49,205,678)	(43,212,609)
Income taxes paid	(413,173)	(332,354)	(603,551)
Net cash from (used in) operating activities	6,515,251	(52,914,589)	(35,945,236)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	3,801,581	33,097,912	7,963,478
Share in movements of wells, platforms and other facilities	5,813,412	–	–
Reductions in (additions to):			
Property and equipment	(4,745,273)	(14,464,724)	(8,034,136)
Deferred oil exploration and development Costs	(6,714,854)	(2,684,881)	(9,455,847)
Advances to affiliated companies - net	(1,307,587)	(5,637,084)	(5,402,168)
Investments	–	(675,307)	–
Other noncurrent assets	(2,202,119)	2,339,840	4,077,778
Net cash from (used in) investing activities	(5,354,840)	11,975,756	(10,850,895)

(Forward)

	Years Ended December 31		
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 and 7)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Sale of treasury stock	₱–	₱35,790,941	₱–
Subscriptions receivable	–	20,973,177	74,004,257
Dividends payable	–	139,356	–
Payments of:			
Long-term debt	(57,500)	–	–
Loans payable	(1,702)	(15,131,478)	(29,637,125)
Subscription payable	–	–	(618,650)
Adjustments on fractional shares	(6,426)	–	–
Net cash from (used in) financing activities	(65,628)	41,771,996	43,748,482
NET INCREASE (DECREASE) IN CASH	1,094,783	832,893	(3,047,649)
CASH AT BEGINNING OF YEAR	1,140,340	307,447	3,355,096
CASH AT END OF YEAR	₱2,235,123	₱1,140,340	₱307,447

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philodrill Corporation (the Company) was incorporated in the Philippines as an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engage in real estate business and the others engage in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding business segments as of and for the years ended December 31, 2003 and 2002 is presented in Note 7.

The Company's average number of employees was 28 in 2003 and 2002.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 were authorized for issue by the Board of Directors on April 21, 2004.

2. Status of Operations

Petroleum Operations
The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.



The Company's participating interests in the different SCs and GSECs as of December 31, 2003 and 2002 are as follows:

	Participating Interest (in percentage)	
	2003	2002
SC 6 (Northwest Palawan)		
Block A		
Cadlao Block	0.803	–
Farmout Block	40.940	–
Octon Block	43.330	37.050
Block B (Bonita)	14.000	14.000
SC 14 (Northwest Palawan)		
Block A (Nido)	20.317	20.317
Block B (Matinloc)	25.745	25.745
Block B-1 (North Matinloc)	9.748	9.748
Block C (West Linapacan)	20.100	19.450
Block D (Retention Block)	18.800	18.800
Tara Block	22.500	–
Libro Block	12.683	–
SC 41 (Sulu Sea)	2.322	9.125
GSEC 98 (Onshore Mindoro)	79.455	79.455
GSEC 75 (Central Luzon)	0.000	0.000
SW Palawan	1.950	1.950
SWAN Block (Northwest Palawan)	32.975	Various*

**Block A (35.631%), Block B (16.190%), Block C (14.693%) and Block D (50%)*

SC 6

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium.

The consortium has received an offer from the Commissioning Services International (CSI) to farm-in to the various blocks of SC 6A Cadlao and SC 6B Bonita. The proposal involves the possible reactivation of the Cadlao field production and geological and geophysical programs for the exploration potential of block SC 6B Bonita.

SC 14

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. SC 14 is under the operatorship of Alcorn Production (Philippines), Inc. (APPI). Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion. However, small scale production continued in the other areas of SC 14 during the year.



Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC 14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

In 1981, the Galoc oil and gas discovery was made in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested to have oil and gas reserves. In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the oilfield should it prove to be economically feasible. The agreement provided that the foreign company pay for the cost of the study and an option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement. The results of the study showed that the Galoc Oilfield has recoverable reserves conservatively estimated at 23 million barrels. However, the foreign company concluded that with such reserves, the development of the field will not yield its desired economic margin; hence, it opted not to exercise its farm-in option. The consortium is currently looking for oil companies who are willing to farm-in and develop the Galoc Oilfield.

In August 2003, the consortium's crude oil sales agreement with its sole costumer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. On February 4, 2004, APPI entered into a crude oil sales agreement with Pilipinas Shell Petroleum Corporation for the spot sale of crude oil produced and saved from the Nido and Matinloc Oilfields of approximately 54,000 barrels at prices defined in the sales agreement.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area, as well as the ability of the consortium to mature certain prospects within the contract areas.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Altisima Energy, Inc. and APPI (collectively, the "Seller") entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Corp., Oriental Petroleum & Minerals Corp., Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty, Ltd., Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the "Buyer"). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets, (b) contracts, data, information and related materials, (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables, (d) crude oil held or saved in the production facility after the Effective Date, and (e) the jointly contributed operating expense fund and contingency fund (collectively, the "Interests") incident to its ownership and operation of the Service Contracts.

The significant terms of the Agreement follow:

1. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the Service Contracts and respective Joint Operating Agreements (JOAs);

2. Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to Closing on April 30, 2004; and

3. At any time prior to Closing, Buyer, but not Seller, may, in its sole and absolute discretion, notify Seller that it does not intend to acquire the Interests, in which case the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, Seller will transfer the Interests to Buyer at Closing pursuant to a mutually acceptable Purchase and Sale Agreement that will include the following significant terms and conditions, among others:

    a. All Interests will be conveyed on an "as is, where is" basis and Buyer will assume all rights, responsibilities and obligations in connection with such Interests as more fully described in the Agreement, including but not limited to, the obligation to plug and abandon the wells, platforms and other off shore facilities;

    b. The Effective Date of the transfer shall be February 1, 2004 and the Closing Date shall be on April 30, 2004; and

    c. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.



As of April 21, 2004, the option is still open and the Buyer has not notified the Seller of its intent to acquire or not to acquire the subject Interests.

SC 41
In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal) the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company which used to have a participating equity of 9.125% in Block A now has a 2.322% participating interest in the entire contract area.

SWAN Block
On October 23, 1995, the members of the consortium of GSEC 65, 67 and 71 agreed to consolidate their respective contracts into one GSEC, otherwise known as GSEC 83. The consolidated GSEC provides for the designation of the contract areas as Blocks A (GSEC No. 65), B (GSEC No. 67) and C (GSEC No. 71), and amended the minimum work expenditure obligations of the contractors under the relinquished GSECs. Subsequently, amendments to the respective JOAs were finalized in an Agreement for Cooperation Among Joint Operators. GSEC 83 expired in June 1998. The consortium, which is now led by the Company, as operator, pursued another GSEC application. GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company, upon its request to the DOE, was allowed in 1999 to downgrade the GSEC application into a Non-exclusive Geographical Permit (NGP) that would grant the consortium a non-exclusive right to survey the surrounding premises covered by the contact area. The NGP ran until March 15, 2001. In April 2001, a GSEC application has been submitted by the Company to the DOE, together with the full payment of all application and processing fees, awaiting approval. The Company believes that after the DOE has evaluated and awarded the areas to the other winning bidders, a favorable response will be obtained from the DOE on its application.

GSEC 98
The Company is currently applying for the extension of GSEC 98, which expired on September 23, 2003, with the DOE. The DOE has asked the Company to secure a farm-in before granting the request. Currently, the Company is engaged in discussions with a foreign company from China which has expressed interest to farm-in to the onshore Mindoro Block.

GSEC 75
The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROCG), a Filipino registered corporation, for an option to buy back at most 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with Philippine National Oil Company Exploration Development Corporation (PNOC EDC), the current operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells.

As of December 31, 2003, the Company has no direct participating interest in GSEC 75 after it failed to buyback its 10% participating interest from PNOC EDC on August 21, 2003.

As discussed in Note 8, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

Debt Servicing
The Company has incurred recurring losses. As of December 31, 2003, the Company's current liabilities exceeded its current assets by ₱468.4 million. However, a portion of the "Investments - net" account in the balance sheets, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of ₱192.9 million as of December 31, 2003.

As more fully discussed in Note 12, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. The Company is continuously negotiating with its creditor banks for the restructuring of its loans.

The ultimate outcome of the foregoing matters cannot be presently determined. The accompanying financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except for (a) crude oil inventory is stated at market and (b) investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS) which became effective January 1, 2003:

- SFAS No. 10/IAS No. 10, *Events After Balance Sheet* Date, which prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of the authorization for release of the financial statements.

- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.

- SFAS No. 38/IAS No. 38, *Intangible* Assets, which establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. As discussed in Note 7, the Company's associate, the investment in which is accounted for using the equity method, retroactively adjusted its financial statements in view of the adoption of SFAS No. 38/IAS No. 38. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased the Company's retained earnings as of January 1, 2001 by ₱1.5 million.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2003:

- SFAS No. 21/IAS No. 21, *The Effects of Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21 in 2005 on a retroactive basis. The standard provides that upon adoption in 2005, any unamortized capitalized foreign exchange adjustments will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. Total unamortized foreign exchange adjustments included under "Property and equipment" and "Deferred oil exploration and development costs" accounts amounted to ₱35.6 million as of December 31, 2003 (see Note 6 and 8).

- SFAS No. 12/IAS No. 12, *Income Taxes*, which prescribes the accounting treatment for income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of deferred tax liability and asset, subject to certain conditions, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased asset. On the other hand, a lessee should charge to expense operating lease payments.

The Company will adopt SFAS No. 12/IAS No. 12 and SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, management does not believe the effect of the adoption of the new standards on the financial statements will be material.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividend
Dividend income is recognized when the stockholders' rights to receive the payment is established.

Rental income
Rental income is recognized when earned and in accordance with the lease agreement.

Cash
Cash includes cash on hand and with banks.

Receivables
Receivables are stated at face value less allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.

The initial cost of other property and equipment comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the other property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment. When assets are sold or retired, their cost, accumulated depreciation and amortization and allowance for impairment in value are eliminated from the accounts and any gain or less from their disposal is included in the statements of income.



Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities, shown as part of "Investments – net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership
PentaCapital Investments Corporation (PentaCapital)	40.00%
PentaCapital Holdings, Inc. (Penta Holdings)	15.00%
EDSA Properties Holdings Inc. (EPHI)	9.02%

Associates are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is



amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments..

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments

Other investments in shares of stock are carried at cost adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Impairment of Assets

Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.



Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for that asset in prior year.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Provisions

Starting January 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingencies were disclosed.

Related Parties

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

4. **Receivables**

	2003	2002
Accounts with contract operator (see Note 5)	₱15,489,926	₱23,729,239
Advances to officers and employees	511,436	564,142
	₱16,001,362	₱24,293,381

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 mentioned in Note 2.



5. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related income and expenses of the venture, which are included in the financial statements are as follows:

	2003	2002
Current assets:		
Receivables	₱15,489,926	₱23,729,239
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	584,586,368	585,654,507
Less accumulated depletion	(287,878,784)	(286,419,350)
	296,707,584	299,235,157
Deferred oil exploration and development costs	820,540,256	800,073,889
Other noncurrent assets	14,390,186	11,548,599
	1,131,638,026	1,110,857,645
	₱1,147,127,952	₱1,134,586,884

	2003	2002
Current liabilities:		
Accounts payable and accrued expenses	₱69,538,154	₱63,909,673

	2003	2002	2001
Revenues:			
Sales from petroleum operations	₱21,852,692	₱30,193,810	₱35,090,445
Foreign exchange gain - net	1,377,223	506,372	758,012
	23,229,915	30,700,182	35,848,457
Cost and expenses:			
Costs of petroleum operations			
Production costs	25,241,732	24,433,400	24,677,484
Depletion	1,459,434	2,253,647	3,079,928
	26,701,166	26,687,047	27,757,412
	(₱3,471,251)	₱4,013,135	₱8,091,045



6. Property and Equipment

	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B-1	Office Condominium Units and Improvements	Office Furniture, Fixtures and Equipment	Transportation Equipment	2003 Total	2002 Total
Cost							
Balance at beginning of year	₱297,539,978	₱288,114,529	₱14,009,422	₱10,005,708	₱6,852,131	₱616,521,768	₱602,057,044
Additions	4,264,462	480,811	-	-	-	4,745,273	14,464,724
Reclassifications and others	(5,813,412)	-	-	-	-	(5,813,412)	-
Balance at end of year	295,991,028	288,595,340	14,009,422	10,005,708	6,852,131	615,453,629	616,521,768
Accumulated depletion, depreciation and Amortization							
Balance at beginning of year	-	286,419,350	10,496,409	9,112,093	4,734,881	310,762,733	306,357,932
Depletion, depreciation and amortization for the year	-	1,459,434	700,471	535,150	851,500	3,546,555	4,404,801
Balance at end of year	-	287,878,784	11,196,880	9,647,243	5,586,381	314,309,288	310,762,733
Net book values	₱295,991,028	₱716,556	₱2,812,542	₱358,465	₱1,265,750	₱301,144,341	₱305,759,035

As discussed in Note 2, the temporary suspensions of the production and operation activities in the WLO and producing blocks (A, B and B-1) raise uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion, depreciation and amortization charged to operations amounted to ₱3.5 million in 2003, ₱4.4 million in 2002 and ₱5.1 million in 2001.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱4.3 million in 2003, ₱5.0 million in 2002 and ₱5.9 million in 2001.

Foreign exchange differences capitalized to wells, platforms and other facilities amounted to ₱0.3 million in 2002 and 2001. Such foreign exchange differences relate to the Company's loans payable (see Note 10). Total unamortized foreign exchange adjustments as of December 31, 2003 amounted to ₱8.9 million.



7. Investments and Advances

	2003	2002 (As Restated)
Investments in associates - at equity	₱1,327,473,187	₱1,311,128,862
Marketable equity securities - at lower of aggregate cost or market value		
Cost	241,583,384	241,583,384
Less allowance for decline in market value	200,752,169	196,871,610
	40,831,215	44,711,774
Other investments - Camp John Hay Golf Club, Inc. (17 shares):		
Cost	20,305,555	20,305,555
Less allowance for decline in value	10,105,548	10,105,548
	10,200,007	10,200,007
	₱1,378,504,409	₱1,366,040,643

The details of marketable securities are as follows:

	2003		2002	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	₱101,061,306	₱2,998,361	₱101,061,306	₱3,747,951
Anglo Philippine Holdings Corporation - A	49,095,645	7,979,840	49,095,645	7,979,840
EPHI	37,491,082	14,140,602	37,491,082	18,029,268
Vulcan Industrial & Mining Corporation - A	16,061,971	2,179,712	16,061,971	2,241,989
United Paragon Mining Corporation - A	12,803,152	719,489	12,803,152	159,045
Fil-Estate Land, Inc.	10,423,888	881,756	10,423,888	622,416
South China Resources, Inc.	2,775,235	578,151	2,775,235	622,624
Others	11,871,105	11,353,304	11,871,105	11,308,641
	₱241,583,384	₱40,831,215	₱241,583,384	₱44,711,774

As of December 31, 2003 and 2002, the marketable securities are carried at their aggregate market values, which are lower than their aggregate cost of ₱241.6 million. The gross unrealized losses on the decline in market value of marketable securities in 2003 and 2002 amounted to ₱200.8 million and ₱196.9 million, respectively. As of April 21, 2004, the aggregate costs of the portfolio exceeded the aggregate market values by ₱200.8 million.



The details of investments carried under the equity method are as follows:

December 31, 2003	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱122,033,124	₱483,869,872	₱1,112,847,710
PentaCapital - 40% owned	158,648,939	11,535,778	–	170,184,717
Penta Holdings - 15% owned	30,000,000	14,440,760	–	44,440,760
	₱695,593,653	₱148,009,662	₱483,869,872	₱1,327,473,187

December 31, 2002	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends (As Restated)	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱97,182,833	₱484,844,431	₱1,088,971,978
PentaCapital - 40% owned	158,648,939	19,181,232	–	177,830,171
Penta Holdings - 15% owned	30,000,000	14,326,713	–	44,326,713
	₱695,593,653	₱130,690,778	₱484,844,431	₱1,311,128,862

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2002 (As Previously Stated)	Effects of Prior Period Adjustments On Accumulated Equity in Net Earnings	Balance December 31, 2002 (As Restated)	Equity in Net Earnings (Losses) Including Amortization Of Goodwill	Dividends	Balance December 31, 2003
EPHI	₱93,042,982	₱4,139,851	₱97,182,833	₱28,651,872	(₱3,801,581)	₱122,033,124
PentaCapital	25,234,503	(6,053,271)	19,181,232	(7,645,454)	–	11,535,778
Penta Holdings	14,326,713	–	14,326,713	114,047	–	14,440,760
	₱132,604,198	(₱1,913,420)	₱130,690,778	₱21,120,465	(₱3,801,581)	₱148,009,662



Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2003			2002		
	EPHI	Penta Capital	Penta Holdings	EPHI (As Restated)	Penta Capital	Penta Holdings
Revenues	₱727,667	₱89,445	₱774	₱649,064	₱97,999	₱885
Income before other income (expenses)	326,866	24,277	99	246,551	36,027	717
Net income (loss)	251,424	17,249	760	214,373	24,274	(4)
Total assets	14,276,739	555,149	368,814	13,940,183	579,793	368,696
Investments and advances	1,963,562	173,524	183,075	1,963,955	177,720	236,531
Property and equipment	11,050,843	40,819	–	11,051,283	44,512	–
Total liabilities	869,462	89,928	147,542	714,348	132,563	117,184

EPHI

EPHI was incorporated and registered with the Securities and Exchange Commission (SEC) on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In 2002, one of EPHI's subsidiary adjusted the amortization period of its building improvements from 45 years to 25 years to correspond to the shorter of the lease term (as provided in the memorandum of agreement between EPHI and the subsidiary) and the estimated useful life. However, for consolidation reporting, EPHI adjusted the depreciation expense of such building improvements to conform to the Group's policy of depreciating building and building improvements over 45 years because the building improvements will revert to EPHI upon expiry of the lease term. Accordingly, the net income in 2003 and 2002 reflected in the consolidated statements of income of EPHI is higher compared to the net income for the years 2003 and 2002 reflected in the parent company financial statements by approximately ₱70.0 million and ₱59.0 million, respectively. Accordingly, the Company adjusted its accumulated equity in net earnings to the opening balance of retained earnings in 2003 to reflect the higher consolidated net income of EPHI in 2002. The equity in net earnings of EPHI in 2003 is based on the consolidated net income of the associate.

In 2003, EPHI's associate adjusted its net income and retained earnings in view of its adoption of SFAS No. 38/IAS No. 38. EPHI's share in the decrease in the 2001 beginning balance of retained earnings of its associate amounted to ₱17.2 million. The Company's share in EPHI's adjustment to retained earnings amounted to ₱1.5 million (see Note 3).

The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱65.7 million in 2003 and ₱71.7 million in 2002.



PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offer comprehensive financial products and investment alternatives to clients; sponsor and facilitate capital information from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provide financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engage in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2003, 2002 and 2001, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱8.3 million, net of possible collection in 2003;

b. Nonrecognition of provision for probable losses on long outstanding due from customers of ₱7.5 million in 2002 and ₱8.0 million in 2001 and the related deferred income tax asset of ₱2.4 million and ₱2.5 million in 2002 and 2001, respectively, by Intra-Invest Securities, Inc., Penta Capital's subsidiary (IISI, 63.7%-owned in 2002 and 50%-owned in 2001);

c. Nonrecognition of provision for probable losses on other receivables of ₱22.9 million and ₱6.1 million in 2003 and 2002, respectively;

d. Nonrecognition of provision for decline in value of investments in shares of stock amounting to ₱5.2 million in 2003 and 2002;

e. Nonrecognition of impairment loss on the recorded goodwill of ₱11.6 million arising from investment in IISI in 2002;

f. Nonrecognition of a portion of the revenue arising from syndication, consultancy and professional services amounting to US$0.404 million or its equivalent of ₱21.5 million in 2002;

g. Direct charge to retained earnings of the reversal of allowance for probable losses amounting to ₱2.5 million net of the related deferred income tax asset of ₱1.2 million in 2002; and

h. Direct charge to retained earnings of the additional valuation reserve on the following assets in 2001:

PentaCapital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327

(Forward)



(Carried forward)	₱81,424,327
PentaCapital Finance Corporation (PCFC, 98.75% owned):	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The net effect of the above qualifications would have decreased PentaCapital's net income by ₱37.0 million in 2003, ₱7.0 million in 2002 and ₱94.1 million in 2001 had PentaCapital followed accounting principles generally accepted in the Philippines. In 2003, the Company adjusted its equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The adjustment increased net loss by ₱14.8 million in 2003, ₱2.8 million in 2002 and ₱37.6 million in 2001.

The adjustments on the PentaCapitals's accumulated equity in net earnings and correspondingly on the Company's investments and equity in net earnings of PentaCapital have no effect on the taxable income of prior years.

Penta Holdings

Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consists mainly of interest income from short-term investments.

We were unable to perform sufficient additional procedures on the 2003 financial information of Penta Holdings audited by other auditors.

Other Investments

In 2002, the Company charged directly to the "Unrealized losses on the decline in market value of investments" account, under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted on a retroactive basis and decreased "Unrealized losses on decline in market value of investments" account and retained earnings by ₱10.1 million.

Undistributed Earnings of Associates

The undistributed earnings of associates included in the Company's retained earnings amounting to ₱148.0 million in 2003 and ₱130.7 million in 2002, based on their financial statements, are not currently available for distribution as dividends unless declared by such associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes capitalized interest costs amounting to about ₱13.7 million in 2003 and ₱13.9 million in 2002.

Foreign exchange differences capitalized to deferred oil exploration amounted to ₱0.4 million in 2002 and ₱0.5 million in 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Note 9). Total unamortized foreign exchange differences as of 2003 amounted to ₱26.7 million.

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company has no direct participating interest in GSEC 75 as of December 31, 2003. However, management believes that the terms in the Option Agreement entered into with ROII retain the Company's rights over the contract area, hence, no provision for probable losses was recognized.

The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

9. Other Noncurrent Assets

	2003	2002
Accrued interest receivables (see Note 15)	**₱46,300,381**	₱37,418,403
Accounts with partners	**14,390,186**	11,548,599
Dividends receivable	**2,250,000**	2,250,000
Deposits	**783,177**	783,177
Others	**393,547**	1,033,016
	64,117,291	53,033,195
Less allowance for doubtful accounts (see Note 15)	**3,678,279**	3,678,279
	₱60,439,012	₱49,354,916

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.



Dividends receivable represents the Company's share on the dividends declared by Penta Holdings, an associate, amounting to ₱15.0 million in 2002.

10. Loans Payable

	2003	2002
Loans obtained from local banks:		
United Coconut Planters Bank	**₱67,093,753**	₱67,093,756
Development Bank of the Philippines (DBP)	**64,799,147**	64,799,147
Bank of the Philippine Islands	**28,542,500**	28,600,000
Rizal Commercial Banking Corporation	**29,531,252**	28,360,644
	189,966,652	188,853,547
Loans obtained from an associate:		
PentaCapital (see Note 15)	**68,379,508**	55,450,000
	₱258,346,160	₱244,303,547

a. Loans obtained from local banks

Loans obtained from local banks denominated in U.S. dollars and Philippine pesos, are secured by the following:

i. Noncurrent marketable securities and investments in shares of associates with a total market value of ₱177.4 million in 2003 and ₱223.5 million in 2002; and

ii. Mortgage on the Company's office condominium units and improvement pursuant to a Mortgage Trust Indenture. The appraised value of the mortgaged properties as determined by an independent qualified appraiser on September 16, 2003 is ₱71.5 million.

Interest is computed on prevailing bank rates, ranging from 11% to 18% in 2003 and 2002. As of December 31, 2003, total accrued interest amounted to ₱21.9 million and accrued penalty on DBP loans amounted to ₱15.7 million.

<u>DBP</u>
On October 21, 2002, the maturity dates of the DBP loan, including all unpaid interest, were extended from June 26, 2002 and December 3, 2002 to February 3, 2003 as covered by the Amendment to the Credit Line Agreement (the Agreement). Also included in the Agreement is the 75% condonation of penalties on past due principal and interest amounting to about ₱3.5 million subject to the full settlement of the liabilities on or before due date. Also provided in the Agreement is the foreclosure of the pledged shares of stock should the Company fail to meet its outstanding liabilities on due date.



On February 3, 2003, the Company was not able to pay its outstanding liabilities except for the interest accruing up to that date. Accordingly, the 75% condonation of penalties was invalidated by DBP on its formal notice dated February 6, 2002. The Company renegotiated several times with DBP for the settlement of its liabilities and was given by DBP an extension until November 28, 2003 to fully pay its liabilities. However, the Company was unable to pay its obligations on the said date and consequently, the pledged shares on the loans were foreclosed by DBP. The Company received a Notice of Sale by Notary Public on January 12, 2004 and the pledged shares were sold to the highest bidder on January 23, 2004. Total liabilities extinguished by the foreclosure amounted to ₱84.5 million (inclusive of interests and penalties). The said foreclosure resulted to a loss of ₱220.5 million.

Other Local Banks
As of April 21, 2004, the Company failed to pay maturing principal loan balances to other local banks of about ₱99.7 million and the Company has difficulty paying interests accruing the principal loan balances. The Company is continuously negotiating with the other local banks for the restructuring of its loans.

The other local banks also charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid principal and interest. As of December 31, 2003, the Company did not recognize the penalty charged by the other local banks since management believes that the ongoing negotiations will be favorable to the Company.

b. Loans from Penta Capital, an associate, have an interest rate of 15.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans. In 2003, a total of ₱12.9 million unpaid interests on these loans was converted to new loans.

11. Accounts Payable and Accrued Expenses

	2003	2002
Trade	₱101,189,989	₱77,568,367
Accrued interest and penalty (see Notes 10, 12 and 15)	43,203,488	7,593,570
Accounts with partners	11,987,548	8,250,623
Others	5,854,107	5,866,636
	₱162,235,132	₱99,279,196

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced for the Company, net of cash payments.



12. **Long-term Debt**

On December 27, 2002, the Company and Metropolitan Bank and Trust Company (MBTC) entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by properties of an affiliate.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan.

In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing the principal loan balances. Accordingly, the whole amount of the loan was classified as current.

13. **Capital Stock**

The Company's authorized capital stock consists of:

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,189 shareholders in 2003 and 11,295 shareholders in 2002.



The details and changes in the Company's issued and subscribed shares are as follows:

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	882,929,995	₱882,929,995	785,113,270	₱785,113,270
Issuance	–	–	97,816,725	97,816,725
Less adjustments on fractional Shares	2,104	2,104	–	–
Balance at end of year	882,927,891	882,927,891	882,929,995	882,929,995
Common Class B				
Balance at beginning of year	599,138,951	599,138,951	494,849,138	494,849,138
Issuance	–	–	104,289,813	104,289,813
Balance at end of year	599,138,951	599,138,951	599,138,951	599,138,951
	1,482,066,842	₱1,482,066,842	1,482,068,946	₱1,482,068,946

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	35,644,134	₱35,644,134	133,460,859	₱133,460,859
Issuance	–	–	(97,816,725)	(97,816,725)
Less adjustments on fractional shares	4,322	4,322	–	–
Balance at end of year	35,639,812	35,639,812	35,644,134	35,644,134
Common Class B				
Balance at beginning of year	17,237,362	17,237,362	121,527,175	121,527,175
Issuance	–	–	(104,289,813)	(104,289,813)
Balance at end of year	17,237,362	17,237,362	17,237,362	17,237,362
	52,877,174	₱52,877,174	52,881,496	₱52,881,496

Treasury stock consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱63,179,358

The Company sold its treasury stock on February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

14. Loss Per Share

	2003	2002 (As Restated, see Notes 3 and 7)	2001 (As Restated, see Notes 3 and 7)
Net loss	**₱38,331,331**	₱21,315,265	₱57,705,494
Weighted average number of shares	**1,534,947,229**	1,475,208,711	1,414,383,646
Loss per share	**₱0.02497**	₱0.01445	₱0.04080

15. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from affiliates amounted to ₱8.9 million in 2003, ₱10.7 million in 2002, and ₱9.1 million in 2001. Interest expense related to loans from an associate amounted to ₱10.1 million in 2003, ₱9.7 million in 2002 and ₱10.3 million in 2001.

a. Amounts due from these affiliated companies are summarized as follows:

	Advances to Affiliated Companies		Accrued Interest	
	2003	2002	2003	2002
United Paragon Mining Corporation	**₱24,822,840**	₱23,861,131	**₱18,758,176**	₱15,261,944
Vulcan Industrial and Mining Corporation	**23,814,411**	23,482,663	**9,331,799**	5,886,508
Fil-Energy Corporation	**14,251,893**	14,251,893	**14,532,127**	12,591,672
Ocean Composite Yacht, Inc, (OCYI)	**4,531,429**	4,500,000	**2,955,344**	2,955,344
Alakor Corporation	**3,695,731**	3,695,731	–	–
Pacific Rim Export Holdings, Corp. (Primex)	**1,114,118**	1,114,118	**722,935**	722,935
Mindoro Mining Corporation	**1,031,278**	1,031,278	–	–
Others	**350,460**	367,759	–	–
	73,612,160	72,304,573	**46,300,381**	37,418,403
Less allowance for doubtful accounts	**5,614,118**	5,614,118	–	–
	₱67,998,042	₱66,690,455	**₱46,300,381**	₱37,418,403

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company provided full valuation allowance on its total receivables from OCYI and Primex in 2002.



b. Amounts due to affiliated companies are summarized as follows:

	Loans Payable		Accounts Payable and Accrued Expenses	
	2003	2002	2003	2002
PentaCapital	₱68,379,508	₱55,450,000	₱50,309	₱3,878,371
National Bookstore, Inc.	–	–	26,221,956	11,405,089
Alakor Corporation	–	–	3,738,930	3,307,372
Anglo Philippines Holdings Corporation	–	–	2,275,906	2,227,978
United Paragon and Mining Corporation	–	–	126,340	126,340
	₱68,379,508	₱55,450,000	₱32,413,441	₱20,945,150

16. Share in Costs and Operating Expenses

	2003	2002	2001
Petroleum operations (see Notes 2 and 5)	**₱24,760,294**	₱23,972,361	₱24,150,640
Depletion (see Notes 5 and 6)	**1,459,434**	2,253,647	3,079,928
Personnel (see Notes 5 and 18)	**481,438**	461,039	526,844
	₱26,701,166	₱26,687,047	₱27,757,412

17. General and Administrative Expenses

	2003	2002	2001
Personnel (see Note 18)	**₱5,103,567**	₱6,557,359	₱7,867,150
Depreciation and amortization (see Note 6)	**2,087,121**	2,151,154	2,008,907
Dues and subscription	**1,810,406**	1,533,750	1,648,353
Utilities	**1,562,242**	1,616,992	1,187,039
Outside services	**782,911**	686,351	556,900
Repairs and maintenance	**296,709**	598,463	700,798
Transportation and travel	**287,048**	235,918	49,908
Taxes and licenses	**277,393**	938,134	1,080,362
Insurance	**180,226**	203,432	166,940
Supplies	**161,510**	132,866	174,141
Entertainment, amusement and recreation	**71,450**	85,388	60,205
Advertising	**34,745**	46,766	404,206
Provision for doubtful accounts	–	9,292,397	–
Others	902,325	829,174	763,008
	₱13,557,653	₱24,908,144	₱16,667,917

18. Personnel Expenses

	2003	2002	2001
Salaries and wages	₱3,926,994	₱5,217,460	₱6,769,690
Employees' benefits	1,387,988	1,547,922	1,363,437
Social expenses	270,023	253,016	260,867
	₱5,585,005	₱7,018,398	₱8,393,994

19. Income Taxes

The components of net deferred tax assets consist of:

	2003	2002
Current:		
NOLCO	₱14,965,625	₱7,394,688
Allowance for doubtful accounts	2,973,567	2,973,567
MCIT	476,808	577,503
	18,416,000	10,945,758
Less valuation allowance	18,416,000	10,945,758
	₱–	₱–
Noncurrent:		
NOLCO	₱29,768,224	₱25,857,883
MCIT	407,241	788,179
	30,175,465	26,646,062
Less valuation allowance	30,175,465	26,646,062
	₱–	₱–

Management believes that the Company will not be able to realize the benefit of the deferred income tax assets in the future. Accordingly, a 100% valuation allowance was provided.

The provision for income tax consists of:

	2003	2002	2001
MCIT	₱95,870	₱311,371	₱476,808
Final taxes on interest income and others	1,655	20,983	61,689
	₱97,525	₱332,354	₱538,497

A reconciliation of income tax expense applicable to loss before income tax at the statutory income tax rate to the provision for income tax is as follows:



	2003	2002 (As Restated, see Notes 3 and 7)	2001 (As Restated, see Notes 3 and 7)
Income tax at statutory rate	**(₱12,234,818)**	(₱6,714,531)	(₱18,293,439)
Add (deduct) tax effects of:			
Change in valuation allowance	**10,999,645**	4,008,788	(3,434,934)
Expired NOLCO and MCIT	**7,972,191**	10,168,408	18,877,366
Equity in net losses (earnings) of associates	**(6,758,549)**	(10,119,247)	2,299,849
Dividend income not subject to income tax	**(₱118,649)**	(₱985,024)	(₱239,685)
Nondeductible provision for decline in value of other investments	**–**	3,233,775	–
Others	**237,705**	740,185	1,329,340
	₱97,525	₱332,354	₱538,497

As of December 31, 2001, the Company has NOLCO and MCIT that can be claimed as deductions from future taxable income and income tax payable, respectively, as follows:

Year Incurred	Available up to	NOLCO	MCIT
2001	2004	₱46,767,577	₱476,808
2002	2005	34,038,306	311,371
2003	2006	58,987,394	95,870
		₱139,793,277	₱884,049

NOLCO and MCIT amounting to ₱7.4 million and ₱0.6 million, respectively, expired in 2003.

20. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $234,640 million (₱13.0 million) in 2004.



■ SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

■ Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

**Report of Independent Auditors
On Supplementary Schedules**

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited, in accordance with auditing standards generally accepted in the Philippines, the financial statements of The Philodrill Corporation included in this Form 17-A and have issued our report thereon dated April 21, 2004. Our report was modified because (a) we were unable to perform sufficient additional procedures on the financial information of Penta Holdings audited by other auditors; and (b) the financial statements have been prepared assuming that the Company will continue as a going concern. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sycip Gorres Velayo & Co.

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-A
Tax Identification No. 102-084-648
PTR No. 7012975
January 5, 2004
Makati City

April 21, 2004

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE YEAR ENDED DECEMBER 31, 2003

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	(As restated) Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc.	35,351,569	37,491,082					35,351,569	37,491,082	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	79,423	15,852					79,423	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0	0	0		241,583,384	0
less-allowance for decline in market value		196,871,612				3,880,557		200,752,169	
		44,711,772						40,831,215	
At equity:									
EDSA Properties Holdings Inc.	380,158,072	1,088,971,978	28,651,872		3,801,581	974,559	380,158,072	1,112,847,710	
Penta Capital Investment Corp.	1,600,000	177,830,171	(7,645,454)				1,600,000	170,184,717	
Penta Capital Holdings, Inc.	300,000	44,326,713	114,047				300,000	44,440,760	
		1,311,128,862	21,120,465	0	3,801,581	974,559		1,327,473,187	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		1,366,040,641	21,120,465	0	3,801,581	974,559		1,378,504,409	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	585,654,506	4,745,274		(5,813,412)	584,586,368
Office condominium units and improveme	14,009,422				14,009,422
Office furniture, fixtures and equipment	10,005,708				10,005,708
Transportation equipment	6,852,131				6,852,131
	616,521,767	4,745,274	0	(5,813,412)	615,453,629

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2003

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	286,419,350	1,459,434			287,878,784
Office condominium units and improveme	10,496,409	700,471			11,196,880
Office furniture, fixtures and equipment	9,112,092	535,151			9,647,243
Transportation equipment	4,734,881	851,500			5,586,381
	310,762,732	3,546,556	0	0	314,309,288

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	800,073,889	20,466,367				820,540,256
	800,073,889	20,466,367	0	0	0	820,540,256

THE PHILODRILL CORPORATION
SCHEDULE H - LONG TERM DEBT
FOR THE YEAR ENDED DECEMBER 31, 2003

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption Current portion of long-term debt in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Five-year term loan with Metropolitan Bank and Trust Company	59,987,964	59,987,964	0
	59,987,964	59,987,964	0

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 20 August 2003
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱313,245,142

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4. RETIREMENT AND ELECTION OF DIRECTOR

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 20 August 2003, the board accepted the retirement of the Company's Vice Chairman, Mr. Henry A. Brimo, as director of the Company.

To fill up the vacancy, the Board, still constituting a quorum and upon nomination duly made and seconded, unanimously elected Dr. Walter W. Brown as the new director of the Company, to serve the unexpired term of Mr. Brimo until the next election of directors at the Annual Stockholders' Meeting of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 20 August 2003
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱313,245,142

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4. RETIREMENT AND ELECTION OF DIRECTOR

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 20 August 2003, the board accepted the retirement of the Company's Vice Chairman, Mr. Henry A. Brimo, as director of the Company.

To fill up the vacancy, the Board, still constituting a quorum and upon nomination duly made and seconded, unanimously elected Dr. Walter W. Brown as the new director of the Company, to serve the unexpired term of Mr. Brimo until the next election of directors at the Annual Stockholders' Meeting of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary


CENTRAL RECEIVING
2003 AUG 20 PM 3 45

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 20 August 2003
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
   Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
   Address of principal office Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱313,245,142

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4. RETIREMENT AND ELECTION OF DIRECTOR

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 20 August 2003, the board accepted the retirement of the Company's Vice Chairman, Mr. Henry A. Brimo, as director of the Company.

To fill up the vacancy, the Board, still constituting a quorum and upon nomination duly made and seconded, unanimously elected Dr. Walter W. Brown as the new director of the Company, to serve the unexpired term of Mr. Brimo until the next election of directors at the Annual Stockholders' Meeting of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

2003 JUL 3 AM 9 29

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 02 July 2003
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱311,545,171

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that at the Operating Committee Meeting ("OCM") of the Service Contract ("SC") No. 6A consortium held today at 4:00 p.m., the consortium finalized the redistribution of the equity formerly held by Oriental Petroleum & Minerals Corp. ("OPMC"), in accordance with the Joint Operating Agreement of the SC 6A consortium. The changes in the respective equity participation of the consortium members are, as follows:

SC 6A, North Block

	Original Equity	New Equity
The Philodrill Corporation	37.050%	40.940%
PetroEnergy Resources Corp.	14.250	15.750
Oriental Petroleum & Minerals Corp.	9.500	0.000
Anglo Phil. Holdings Corp.	9.500	10.500
Trans-Asia Oil & Energy Dev't Corp.	6.650	7.350
Vulcan Industrial & Mining Corp.	6.175	6.820
Rock Oil Int'l. Inc.	5.000	5.520
Basic Consolidated, Inc.	4.750	5.250
Philex Mining Corp.	4.750	5.250
Alcorn Gold Resources Corp.	1.425	1.570
Phoenix Energy Corp.	0.950	1.050
	100.000%	100.000%

SC 6A, Octon Block

	Original Equity	New Equity
The Philodrill Corporation	39.00%	43.330%
PetroEnergy Resources Corp.	15.00	16.670
Oriental Petroleum & Minerals Corp.	10.00	0.000
Anglo Phil. Holdings Corp.	10.00	11.110
Trans-Asia Oil & Energy Dev't Corp.	7.00	7.780
Vulcan Industrial & Mining Corp.	6.50	7.220
Basic Consolidated, Inc.	5.00	5.560
Philex Mining Corp.	5.00	5.560
Alcorn Gold Resources Corp.	1.50	1.670
Phoenix Energy Corp.	1.00	1.100
	100.00%	100.000%

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 25 June 2003
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683   3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
   Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
   Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱311,545,171

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

At the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held on 25 June 2003, 3:00 p.m. at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2004:

ALFREDO C. RAMOS
PRESENTACION S. RAMOS
AUGUSTO B. SUNICO
MAXIMO G. LICAUCO III
TEODORO L. LOCSIN, JR.*
HENRY A. BRIMO
GERARD H. BRIMO
NICASIO I. ALCANTARA
HONORIO A. POBLADOR III*

**Messrs. Poblador and Locsin are the Company's Independent Directors*

At the Organizational Meeting of the Board of Directors of the Company held on 25 June 2003 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
HENRY A. BRIMO	Vice Chairman
AUGUSTO B. SUNICO	Executive Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 05 May 2003
Date of Report (Date of earliest event reported)

2. SEC Identification No.:38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱309,528,931

11. Indicate the item numbers reported herein: ITEM 4

ITEM 9. OTHER EVENTS

Please be advised that at the Special Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 05 May 2003, the Board approved the re-scheduling of the Company's Annual Stockholders' Meeting ("ASM") from 28 May 2003 to **25 June 2003.** However, the Record Date, time, place and agenda for the Company's ASM, as previously disclosed, remain the same.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 12 March 2003
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683   3. BIR Tax Identification No 041-000-315-612

4. THE PHILODRILL CORPORATION
   Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY   1550
   Address of principal office   Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,584,801

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4 APPOINTMENT OF OFFICERS

At the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held on 26 February 2003. As of 12 March 2003, all the officers name below have accepted their respective appointments.

Nomination Committee, Corporate Governance
Members : Alfredo C. Ramos, Chairman & President
Henry A. Brimo, Vice Chairman
Teodoro L. Locsin, Jr. Director
Reynaldo Nazarea, VP-Finance & Admin.

Compensation & Remuneration Committee, Corporate Governance
Members : Maximo G. Licauco III, Director
Gerard H. Brimo, Director
Nicasio I. Alcantara, Director

Audit Committee, Corporate Governance
Members : Augusto B. Sunico, Director, Personnel
Gerard H. Brimo, Director
Honorio A. Poblador III, Director

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : Augusto B. Sunico
Internal Auditor : Julie L. Ochoa

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C



CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 06 March 2003
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office / Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,584,801

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Further to our SEC Form 17-C dated 22 January 2003, please be advised that THE PHILODRILL CORPORATION (the "Company") will hold its *Annual Stockholders' Meeting ("ASM") on 28 May 2003, Wednesday, 3:00 p.m., at the LA COLINA ROOM, VALLE VERDE COUNTRY CLUB,* Capt. H. Javier Street, Bo. Oranbo, Pasig City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary


Received by
JAN 23 AM 11 32

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 22 January 2003
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
   Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
   Address of principal office Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,293,213

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that the Board of Directors of THE PHILODRILL CORPORATION (the "Company") has scheduled the holding of the *Annual Stockholders' Meeting ("ASM") of the Company on 28 May 2003, Wednesday,* with the time and venue thereof to be announced subsequently by the Company. By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and to vote at said Meeting, is *28 February 2003.*

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



SEC Number 38683
File Number ___________

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

June 30, 2003

(Quarter Ending)
(month & day)

Form 17-Q Quarterly Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended June 30, 2003

2. SEC Identification Number 38683

3. BIR Tax Identification No. 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________(SEC Use Only)
Industry Classification Code

7. Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550
Address of principal office Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,569,839
Class B	616,374,177
	1,534,944,016

	Amount of Debt Outstanding
Total Liabilities	P441,645,382

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the registrant:

a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 2nd quarter ended 30 June 2003 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this SEC Form 17-Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 June 2003), with comparative Statement of Operations for the comparable period (01 January to 30 June 2002) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 June 2003), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 June 2002) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 June 2003), as well as the basis of computation thereof.

5. The Company's interim financial report for the 2nd quarter 2003 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 June 2003) as compared with the most recent annual financial statements (2002), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 June 2003), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2001 and 2002) which had a material effect in the current interim period (01 January to 30 June 2003).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to June 30, 2003).

11. There were NO dividends paid on any Company share during the interim period (January 1 to June 30, 2003).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to June 30, 2003) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to June 30, 2003) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2002) and as of end of the current interim period (June 30, 2003), EXCEPT as disclosed below:

    Unpaid interest on our loans from local banks amounted to P7.6 million as of December 31, 2002 and P16.4 million as of June 30, 2003. The local banks charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid interest. Management believes the ongoing negotiations will be favorable to the Company and accordingly, no provisions for these penalty charges were recorded as of December 31, 2002 and June 30, 2003.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to June 30, 2003).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first two quarters ended June 30, 2003 totaled P37.6 million compared with P35.3 million for the same period last year. Petroleum revenues increased by P3.5 from P14.2 million to P17.7 million due to higher crude oil prices. The average price of crude oil for the first two quarters of 2003 is US$14.03 per barrel as compared with US$10.52 per barrel for the same period last year.

Operating costs, interest and administrative expenses declined by P3.4 million from the aggregate total of P41.1 million for the first two quarters of 2002 to P37.6 million for the first two quarters of 2003. The decrease was due mainly to lower level of interest and loan charges. The company's

net loss amounted to P0.3 million for the first two quarters of 2003 as compared with P6.2 million net loss for the same period last year.

Total assets increased from P2.61 billion as of December 31, 2002 to P2.64 billion as of June 30, 2003. The carrying value of the investments increased by P12.4 million mainly due to the booking of additional equity share in earnings of affiliates for the period. Deferred exploration and development costs increased by P10.0 million from P800.0 million as of December 31, 2002 to P810.0 million as of June 30, 2003. The increase was due to additional costs capitalized during the interim period.

Total current liabilities increased from P347.8 million as of December 31, 2002 to P375.1 million as of June 30, 2003 mainly due to additional loans and accrued expenses booked during the interim period.

Stockholders' equity decreased by P1.5 million due to the charging of additional valuation reserve pertaining to the company's listed stock investments from P207.0 million at the beginning of the year to P208.5 million as of June 30, 2003.

Petroleum Projects

1.0 Service Contract No. 6A

A Technical Committee Meeting was held last 25 April 2003 to update the partners on the work being done on the farm-in block (Malajon-Barselisa Block). During the meeting, farminee Rock Oil International (ROII) presented the results of the geophysical and geological studies which point to at least eight (8) drillable prospects with substantial hydrocarbon reserves. These are the West Malajon, Barselisa, Malajon Syn-rift, Santa Rita, East Barselisa, Capare, San Vicente and Concepcion prospects.

In an OCM held last 30 May 2003, the partners approved the eight prospects presented during the TCM. Also discussed were additional work programs envisaged to complement what has been accomplished thus far on the block. These programs include additional prospect generation and AVO/DHI studies and biostratigraphic work. The partners voted to defer the proposed additional programs, pending submission by ROII of the projects' objectives, timetable and budget.

In June, Oriental Petroleum & Minerals Corporation (OPMC) was declared in default with all the partners picking up their share of the defaulted OPMC shares. As a result, Philodrill's interest on the SC 6A (North Block) currently being farmed out increased 37.05% to 40.940%. Over the Octon Block, Philodrill's equity increased to 43.33% from the original 39%.

2.0 Service Contract No. 14 (Nido, Matinloc, Galoc/West Linapacan)

2003 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	Total
April	11,285	11,395	22,680
May	13,614	7,912 *	21,526
June	4,007	10,059 *	14,166
Total	28,906	29,366 *	58,372

* provisional, based on Daily Production Report

Operations Review

A partners' meeting was held last 30 April 2003 to discuss the results of the recently concluded underwater survey of the Tara-Libro Platform. It was reported that stages of corrosion have already affected some of the underwater structures and remedial measures to address further corrosion were proposed and voted upon for implementation. Operator TransAsia also reported the occurrence of oil slicks that are believed to be emanating from the subsea pipeline system of the Tara-Libro complex, which Alcorn recommended to be investigated.

During the meeting, TransAsia also presented the possibility of plugging the Tara well and have started soliciting tenders for cheaper methods of plugging and abandonment.

Galoc Studies

UNOCAL has been putting a lot of resources in this project spread between Houston, Balikpapan, Perth and Bangkok. As per UNOCAL reports, seismic data reprocessing continues in Perth while geological studies and engineering and facilities review have been scheduled to follow data reprocessing. UNOCAL targets to deliver the preliminary results of the study by late September 2003.

3.0 Service Contract No. 6B (Bonita)

Exploration activities on SC 6B remain suspended.

4.0 Service Contract No. 6 (Cadlao)

Operations at the Cadlao Field remain suspended. Block Operator Alcorn called a partners meeting on 17 July 2003 to discuss the developments on the proposed reactivation of the Cadlao Field.

5.0 Service Contract No. 41 (Sulu Sea)

The SC41 Consortium met and discussed with the DOE some issues concerning the deadlines and scope of work commitments for the block. Amongst the concessions sought by the consortium and granted by the DOE are the waiving of the April and May 2003 deadlines requiring the Consortium to commit or withdraw from the SC and the August 31, 2003 deadline extension to find a farminee and commit to a 2D seismic acquisition program. The Consortium and DOE likewise agreed on the re-scheduling of work commitments for Contract Years 5 and 6. In return, the DOE has asked the Consortium to significantly modify the Block boundaries to approximate a rectangular block with an area of about 6000 km^2.

With the radical modification of the Block boundaries, Operator UNOCAL proposed to unitize the equity interests over the two SC41 sub-blocks which the local partners have agreed to discuss and have adopted during a meeting last 13 May 2003. The new SC 41 equity structure was computed pro-rata by area based on the DOE-approved new block outline. Philodrill effectively reduced its interest share of 9.12516% in Block "A" only to 4.203% for the whole unitized block.

Meanwhile, UNOCAL continued to negotiate with potential farminees into the Block.

6.0 GSEC 75 (Central Luzon)

Philodrill received a copy of the Victoria-3 well completion report. According to the report, the well showed development of gas-charged sands, however, its high water saturation has significantly reduced the flow rate making the well uneconomical to produce. The report also stated that any further drilling over this prospect is not recommended.

Philodrill and the other members which did not participate in the drilling of the Victoria-3 well were given up to June 15 to exercise the option to re-acquire 10% equity by collectively pay a total of $4.5 MM. We have written PNOC-EDC requesting for more data on the well which will enable Philodrill to make an informed decision whether to exercise its option to buy-back into the block.

7.0 GSEC 91 (SW Palawan)

The application for a new GSEC remains pending with the Department of Energy.

8.0 GSEC No. 98 (Onshore Mindoro)

Philodrill concluded a Confidentiality Agreement with PNOC-EDC who have signified their interest in reviewing data over the Mindoro Block. A technical presentation to PNOC-EDC staff was made last April 30, 2003 where we presented to them the technical basis for our continued optimism over the area. EDC was provided a list of relevant data for their due diligence which should take about 90 days.

Meanwhile the DOE has granted the consortium a further extension to the end of September 2003 to continue negotiations with PNOC-EDC and finalize commercial terms for their possible farm-in into the block.

9.0 SWAN Block (West Culion, Alava, North Calamian & Northwest Malampaya)

The DOE called for a technical presentation of the SWAN Block in April 2003 to apprise them of the work program for the pending GSEC application. The DOE believes that based on the technical works undertaken, the area needs a drilling program and would only consider any application, at this time for a full Service Contract with a well commitment.

After being informed of the DOE decision during a partners meeting, the parties agreed to proceed as previously planned, i.e. to unitize the equity participation and to continue to look for farm-in partners with the help of UNOCAL. The GSEC application remains pending with the DOE.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity.

2. The Company has NO material commitments for capital expenditures, EXCEPT for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$1.1 million (P57.9 million) in 2003. The Company expects to be able to fund such expenditures with the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

3. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

4. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

5. There have been NO material changes (10% or more) from period to period (December 31, 2002 to June 30, 2003) in one or more line items of the Company's financial statements, EXCEPT the following:

   5.1 Cash account increased by P0.3 million or 25% from P1.1 million as of December 31, 2002 to P1.4 million as of June 30, 2003, the increase was mainly due to additional advances received from an affiliate during the interim period.

   5.2 Other assets account decreased by P0.3 million or 31% from P1.0 million as of December 31, 2002 to P0.7 million as of June 30, 2003, the decrease was due to the amortization of other deferred costs booked during the interim period.

   5.3 Accounts payable and accrued expenses increased by P19.8 million or 21% from P93.5 million as of December 31, 2002 to P113.3 million as of June 30, 2003. The increase was due to accruals booked during the interim period.

PART 11 - OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17-C during the current interim period (01 January to 30 June 2003).

SIGNATURE

Pursuant to the requirements of Securities Regulation Code, The registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Philodrill Corporation
Registrant
(through its duly authorized representatives)

Date: 8/14/03
Augusto B. Sunico
Principal Financial Officer

Date: 8/14/03
Reynaldo E. Nazarea
Comptroller/Principal
Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) June 2003	(Audited) December 31 2002
ASSETS		
Current Assets		
Cash	1,422,237	1,140,340
Accounts receivables-Trade & others	44,421,408	47,443,366
Notes receivables	91,081,795	85,343,920
Other current assets	1,102,592	1,102,473
Total Current Assets	138,028,032	135,030,099
Property and Equipment	306,234,482	305,759,035
Investments*	1,380,342,964	1,367,954,063
Deferred Oil Exploration and Development Costs	810,006,335	800,073,887
Other Assets	712,404	1,033,016
	2,635,324,217	2,609,850,100
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	251,824,224	244,303,547
Current portion of long-term debt	3,332,759	3,332,759
Accounts payable and accrued expenses	113,313,165	93,543,921
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	375,146,743	347,856,822
Non-Current Liability		
Long-term debt - net of current portion	56,656,907	56,656,907
Stockholders' Equity		
Capital stock - P1.00 par value		
Authorized - 1.55 billion shares		
Issued and Subscribed	1,534,944,017	1,534,950,442
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in affiliate's revaluation increment on land and land improvements	484,844,431	484,844,431
Unrealized losses on the decline in market value of investments	(208,460,954)	(206,977,158)
Retained earnings	394,305,972	394,631,555
	2,203,520,567	2,205,336,371
	2,635,324,217	2,609,850,100

* includes listed marketable securities amounting to P1,128,338,109 and P1,119,081,229 as of June 2003 and December 2002, respectively.

THE PHILODRILL CORPORATION

Statements of Income

(Unaudited)

	Jan to June 2003	Jan to June 2002	Apr to June 2003	Apr to June 2002
REVENUES				
Equity in earnings of affiliates	13,872,698	13,588,731	7,231,209	5,300,087
Petroleum operations	17,737,658	14,229,811	9,152,925	8,896,956
Gain on sale of marketable securities, investments and others	0	0	0	0
Interest, dividends and other income	6,027,965	7,496,013	2,783,873	4,210,982
	37,638,321	35,314,555	19,168,007	18,408,025
COSTS AND EXPENSES				
General and administrative	6,450,625	8,305,930	3,151,993	4,176,655
Costs and operating	15,637,572	12,526,748	8,445,856	6,652,813
Interest, foreign exchange and other charges	15,562,421	20,258,003	8,631,506	9,776,118
	37,650,618	41,090,681	20,229,355	20,605,586
INCOME (LOSS) BEFORE INCOME TAX	(12,297)	(5,776,126)	(1,061,348)	(2,197,561)
PROVISION FOR INCOME TAX	313,286	404,900	160,850	297,876
NET INCOME (LOSS)	(325,583)	(6,181,026)	(1,222,198)	(2,495,437)

Earnings (loss) per share was computed as follows:

	Jan to June 2003	Jan to June 2002	Apr to June 2003	Apr to June 2002
Net income (loss)	(325,583)	(6,181,026)	(1,222,198)	(2,495,437)
Weighted average number of shares	1,534,947,230	1,534,950,443	1,534,947,230	1,534,950,443
Earnings Per Share	(0.0002121)	(0.0040269)	(0.0007962)	(0.0016257)

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity
(Unaudited)

	Jan-Jun 2003	Jan-Jun 2002
CAPITAL STOCK		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,068,946	1,279,962,408
Issuances for the period	0	202,106,538
Adjustments	(2,104)	0
Balance at the end of second quarter	1,482,066,842	1,482,068,946
Subscribed		
Balance at the beginning of year	52,881,496	254,988,034
Issuances for the period	0	(202,106,538)
Adjustments	(4,322)	0
Balance at the end of second quarter	52,877,174	52,881,496
Treasury Stock		
Balance at the beginning of year	0	(63,179,358)
Sale of Treasury Stock	0	63,179,358
Balance at the end of second quarter	0	0
Subscriptions Receivable		
Balance at the beginning of year	(2,112,899)	(23,086,076)
Collection of subscriptions receivable	0	22,320,445
Balance at the end of second quarter	(2,112,899)	(765,631)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	484,844,431	485,818,990
Adjustment for the period	0	0
Balance at the end of second quarter	484,844,431	485,818,990
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(206,977,158)	(165,321,670)
Adjustment during the period	(1,483,796)	(18,028,760)
Balance at the end of second quarter	(208,460,954)	(183,350,430)
Retained Earnings		
Balance at the beginning of year	394,631,555	436,841,332
Net income (loss) for the period	(325,583)	(6,181,026)
Loss on sale of Treasury Stock	0	(27,388,418)
Balance at the end of second quarter	394,305,972	403,271,888
Total Stockholders' Equity	2,203,520,566	2,239,925,259

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	Jan 1 to June 30 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(325,583)	(6,181,026)
Adjustments to reconcile net income to net cash provided by (used in) operating activities :		
Cash dividends received	0	25,112,976
Depletion, depreciation and amortization	2,159,576	1,699,197
Equity in earnings (losses) of affiliates - net	(13,872,698)	(13,588,731)
Changes in operating assets and liabilities :		
Decrease (increase) in :		
Receivables - trade	3,021,961	(33,796,477)
Crude oil inventory	0	847,064
Other current assets	(119)	(13,872)
Increase (decrease) in accounts payable and accrued expenses	19,769,245	5,362,729
Net cash provided by (used in) operating activities	10,752,382	(20,558,140)
CASH FLOWS FROM INVESTING ACTIVITIES		
Addition to :		
Marketable securities, investments and advances	0	(7,248)
Deferred oil exploration and development costs	(9,932,449)	(8,244,404)
Property and equipment - net	(2,635,023)	(2,354,249)
Decrease (increase) in		
Receivables - others	(5,737,875)	(14,211,757)
Other assets	320,612	320,611
Net cash provided by (used in) investing activities	(17,984,736)	(24,497,047)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital stock transactions	(6,426)	22,320,445
Treasury stock transactions - net	0	35,790,941
Increase (decrease) in		
Loans	7,520,677	(12,607,864)
Cash dividends payable	0	139,352
Net cash provided by (used in) financing activities	7,514,251	45,642,874
NET INCREASE (DECREASE) IN CASH	281,898	587,687
CASH - BEGINNING	1,140,340	307,447
CASH - END	1,422,238	895,134

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2003

Name of Issuing Entity And Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc.	35,356,569	37,491,082					35,356,569	37,491,082	
Vulcan Industrial and Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
San Jose Oil Company	152,073	170,769					152,073	170,769	
South China Petroleum Explo.,	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144						357,144	
Lepanto Consolidated Mining Co	79,423	15,852					79,423	15,852	
HI Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0	0	0		241,583,384	0
Less allowance for decline in market value		198,841,887				486,479		198,355,408	
		42,741,497	0	0	0	486,479		43,227,976	0
At equity:									
EDSA Properties Holdings Inc.	380,158,072	1,090,030,922	5,541,882				380,158,072	1,095,572,804	
Penta Capital Investment Corp.	1,600,000	185,326,136	1,689,328				1,600,000	187,015,464	
Penta Capital Holdings, Inc.	300,000	44,326,713	0				300,000	44,326,713	
		1,319,683,771	7,231,210	0	0	0		1,326,914,981	0
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
Less allowance for decline in market value		10,105,548						10,105,548	
		10,200,007						10,200,007	
		1,372,625,275	7,231,210	0	0	486,479		1,380,342,964	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE SECOND QUARTER ENDED JUNE 30, 2003

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	586,958,768	1,330,763			588,289,531
Office condominium units and improvements	14,009,421				14,009,421
Office furniture, fixtures and equipment	10,005,708	0			10,005,708
Transportation equipment	6,852,131				6,852,131
	617,826,028	1,330,764	0	0	619,156,792

THE PHILODRILL CORPORATION

SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION

FOR THE SECOND QUARTER ENDED JUNE 30, 2003

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	286,944,878	590,789			287,535,667
Office condominium units and improvements	10,671,527	175,138			10,846,665
Office furniture, fixtures and equipment	9,246,889	132,457			9,379,346
Transportation equipment	4,947,756	212,875			5,160,631
	311,811,050	1,111,259	0	0	312,922,309

THE PHILODRILL CORPORATION

SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS

FOR THE SECOND QUARTER ENDED JUNE 30, 2003

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	805,828,712	-	-	-	4,177,623	810,006,335

THE PHILODRILL CORPORATION

SCHEDULE H - LONG TERM DEBT

FOR THE SECOND QUARTER ENDED JUNE 30, 2003

Title of Issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Five year term loan with Metropolitan Bank & Trust Co.	59,989,667	3,332,759	56,656,907 *
	59,989,667	3,332,759	56,656,907

*Term - Five (5) years from drawdown date (December 26, 2002), inclusive of a 6-month grace on principal repayments

Principal Repayment - payable in eighteen (18) equal installments of P3.3 million commencing at the end of the 9th month from drawdown date

Interest - prevailing lending rate; interest in arrears; subject to repricing and payable monthly

THE PHILODRILL CORPORATION
SCHEDULE H-1 - NOTES PAYABLE
FOR THE SECOND QUARTER ENDED JUNE 30, 2003

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	67,093,756				67,093,756
Development Bank of the Phils.	64,799,147				64,799,147
Rizal Commercial Banking Corp.	28,477,705			(34,587)	28,443,118
Penta Capital Investment Corp.	60,756,237	2,131,965			62,888,202
Bank of the Philippine Islands	28,600,000				28,600,000
	249,726,845	2,131,965	0	(34,587)	251,824,223

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
AS OF JUNE 30, 2003

1) AGING OF ACCOUNTS RECEIVABLES

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years - above	past due accounts & items in litigation
a) Trade Receivables									
1) Account with contract operator	23,094,930	859,190	0	2,101,914	2,291,208	5,191,882	12,650,735	0	0
sub-total	23,094,930	859,190	0	2,101,914	2,291,208	5,191,882	12,650,735	0	0
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Trade Receivables	23,094,930	859,190	0	2,101,914	2,291,208	5,191,882	12,650,735	0	0
b) Non-trade receivables									
1) Account with partners	2,953,132	0	362,542	951,320	0	1,428,974	0	210,296	0
2) Other advances/receivable	17,810,696	81,268	168,893	0	7,017,971	4,916,398	0	5,626,166	0
3) Account with officers and employees	562,647	0	63,909	0	0	0	498,738	0	0
sub-total	21,326,475	81,268	595,344	951,320	7,017,971	6,345,372	498,738	5,836,462	0
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Non-Trade Receivables	21,326,475	81,268	595,344	951,320	7,017,971	6,345,372	498,738	5,836,462	0
Net Receivables	44,421,405	940,458	595,344	3,053,234	9,309,179	11,537,254	13,149,473	5,836,462	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade Receivables		
1) Account with contract operator	Share in crude oil revenue net of share in production cost	30 days
b) Non-Trade Receivables		
1) Account with partners	Advances to oil exploration projects	
2) Other advances/ Receivables	Various advances and receivables	
3) Accounts with officers and employees	Advance to officers and employees.	

3) NORMAL OPERATING CYCLE: Twelve (12) months

3. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except that the crude oil inventory is stated at market and investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS) which became effective on January 1, 2002:

- SFAS No. 16/IAS No. 16, *Property, Plant and Equipment*;
- SFAS No. 24/IAS No. 24, *Related Party Disclosures*;
- SFAS No. 28/IAS No. 28, *Accounting for Investments in Associates*;
- SFAS No. 31/IAS No. 31, *Financial Reporting of Interests in Joint Ventures*; and
- SFAS No. 36/IAS No. 36, *Impairment of Assets*.

Adoption of these standards in 2002 did not result in restatements of prior year financial statements. Additional disclosures required by the new standards, however, were included in prior year financial statements, where applicable.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Cash
Cash includes cash on hand and in banks.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.



Investments
Investments in associates are accounted for under the equity method of accounting. These are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.
The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the stockholders' equity section of the associate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements, the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets, and any liabilities incurred jointly with the other venturers as well as the related income and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments
Other investments in shares of stock are carried at cost, adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.



Impairment of Assets
Starting January 1, 2002, other property and equipment and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their estimated recoverable amount. The estimated recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income for the period. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for that asset in prior years.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes
Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.



The initial cost of other property and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Deprec[illegible]ation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

In the case of leasehold improvements, amortization is computed on a straight-line method over the useful life or the term of the lease, whichever is shorter.

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.



Earnings (Loss) Per Share

Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to any stock dividends declared.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17-Q

* These schedules, which are required by Part IV (e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements.



SEC Number 38683
File Number ___________

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

September 30, 2003

(Quarter Ending)
(month & day)

Form 17-Q Quarterly Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended September 30, 2003

2. SEC Identification Number 38683

3. BIR Tax Identification No. 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550
Address of principal office Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,569,839
Class B	616,374,177
	1,534,944,016

	Amount of Debt Outstanding
Total Liabilities	P453,452,829

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the registrant:

a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 3rd quarter ended 30 September 2003 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this SEC Form 17-Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 September 2003), with comparative Statement of Operations for the comparable period (01 January to 30 September 2002) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 September 2003), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 September 2002) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 September 2003), as well as the basis of computation thereof.

5. The Company's interim financial report for the 3rd quarter 2003 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 September 2003) as compared with the most recent annual financial statements (2002), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 September 2003), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2001 and 2002) which had a material effect in the current interim period (01 January to 30 September 2003).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to September 30, 2003).

11. There were NO dividends paid on any Company share during the interim period (January 1 to September 30, 2003).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to September 30, 2003) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to September 30, 2003) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2002) and as of end of the current interim period (September 30, 2003), EXCEPT as disclosed below:

    Unpaid interest on our loans from local banks amounted to P7.6 million as of December 31, 2002 and P17.5 million as of September 30, 2003. The local banks charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid interest. Management believes the ongoing negotiations will be favorable to the Company and accordingly, no provisions for these penalty charges were recorded as of December 31, 2002 and September 30, 2003.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to September 30, 2003).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the three quarters ended September 30, 2003 totaled P53.2 million compared with P56.6 million for the same period last year. Petroleum revenues increased by P2.0 million from P19.7 million to P21.7 million due to higher crude oil prices. The average price of crude oil for the three quarters of 2003 is US$13.91 per barrel as compared with US$11.07 per barrel for the same period last year.

Operating costs, interest and administrative expenses declined by P3.4 million from the aggregate total of P59.3 million for the three quarters of 2002 to P55.9 million for the three quarters of 2003. The decrease was due mainly to lower level of interest, general and administrative expenses. The company's net loss amounted to P3.1 million for the three quarters of 2003 as compared with P3.2 million net loss for the same period last year.

Total assets increased from P2.61 billion as of December 31, 2002 to P2.65 billion as of September 30, 2003. The carrying value of the investments increased by P14.4 million mainly due to the booking of additional equity share in earnings of affiliates for the period. Deferred exploration and development costs increased by P14.5 million from P800.0 million as of December 31, 2002 to P814.5 million as of September 30, 2003. The increase was due to additional costs capitalized during the interim period.

Total current liabilities increased from P347.8 million as of December 31, 2002 to P406.8 million as of September 30, 2003 mainly due to reclassification of a portion of long-term debt to current liability and the additional liabilities booked during the interim period.

Stockholders' equity decreased by P7.0 million due to the charging of additional valuation reserve pertaining to the company's listed stock investments and the net loss for the interim period.

Petroleum Projects

1.0 Service Contract No. 6A

An Operating Committee Meeting was held last 01 August 2003 in which the Consortium discussed the offer of Oriental Petroleum & Minerals Corporation (OPMC) to buy back its defaulted interests. During a follow-up meeting held on 15 August 2003, the consortium adopted a collective position that before any member should offer to sell part or all of its Participating Interests to OPMC, the same should first be offered to the others who may match or top the offer, as per the terms of the Operating Agreement.

During the quarter, Philodrill received Rock Oil's comments on the Farmout Agreement (FOA). The FOA remains under close study by both parties (farminee and the consortium) to thresh out the remaining issues that need to be resolved. Meanwhile, Rock Oil continues to scout for an appropriate drilling rig for its commitment well under the FOA.

2.0 Service Contract No. 14 (Nido, Matinloc, Galoc/West Linapacan)

Crude Oil Production Summary (in barrels)
3rd Quarter 2003

	Nido	Matinloc	Total
July	13,504	7,712	21,216
August	13,382	4,874	18,256
September	0	0	0
Total	26,886	12,586	39,472

Operations Review

Production operations from the two fields were temporarily suspended starting September. Caltex terminated its purchase contract in line with its decision to close down its refinery in Batangas. Meanwhile, operator Alcorn continues to look for new buyers of our crude.

Alcorn completed repair works on the Pandan well. However, other leaks were detected during the course of the work and these are now being looked at for possible repairs. Alcorn believes that the field can still produce 4,000 bbls of crude per semester.

Tara Block

Repairs of the riser connecting to the Libro platform was completed. A proposal to plug and abandon the Tara well using a rig-less method is being considered.

Nido/Matinloc Production Enhancement Project

Nido Petroleum commissioned a study aimed to enhance production from the Nido and Matinloc fields. The study involves a proposal to re-schedule the cyclic lifting periods for the two fields and to employ techniques like downhole jet pumps to improve crude production. The study noted that an additional four (4) million barrels can still be produced from the two fields. Nido had set a US$145,000 preliminary budget estimate for the Nido/Matinloc project.

Galoc Studies

UNOCAL completed post-stack data migration and production of 3D data cube. They continue to map the Galoc reservoir. Initial results support a positive outlook for the project.

Pagasa Turbidites Studies

Nido Petroleum also proposed further study to possibly generate farmout prospects for the Pag-asa clastics, the section below the Carcar Limestone Formation down to the top of the Nido Limestone. Nido Petroleum hopes to establish the Pag-asa turbidites as a valid exploration target.

3.0 Service Contract No. 6B (Bonita)

Exploration activities on SC 6B remain suspended.

4.0 Service Contract No. 6 (Cadlao)

Operations at the Cadlao Field remain suspended.

A proposal to reactivate the Cadlao Field has been put forward. A study done by operator Alcorn indicated additional recoverable reserves of 1.9 million barrels. Alcorn is contemplating on employing new techniques to produce the wells at a minimum cost. Total cost for the reactivation is estimated at US$9.0 MM.

5.0 Service Contract No. 41 (Sulu Sea)

An Operating Committee Meeting and a technical workshop were held last July 10, 2003. Block operator UNOCAL proposed to reduce the participation of the Filipino partners in the block to 15% from the previous 27.156% in exchange for the farm-in of BHP, Amerada Hess and Occidental Petroleum into the consortium. UNOCAL wanted to rationalize the equity participation in order to facilitate the farm-in process for the farminees. The Filipino partners are carried in the G & G portion of the program and up to the drilling of one well.

During the OCM and the technical workshop, BHP presented the results of their seismic, geological, reservoir and petrophysical studies on the Sulu Sea area. The BHP studies have identified three play types, namely (a) turbidites, (b) tilted fault blocks, and (c) growth fault rollovers. Likewise, at least 8 leads/prospects were mapped/confirmed. BHP recommended the acquisition of new seismic data and re-processing of existing data to firm up their positive assessment of the block.

Actual seismic data acquisition was carried out between September 3 – 23, 2003 and involved the acquisition of 2,200 line-kilometers full-fold 2D data with Veritas DGC as geophysical contractor. The seismic acquisition program was at the sole cost of the farminees.

6.0 GSEC 75 (Central Luzon)

Philodrill and the other members, which did not participate in the drilling of the Victoria-3 well, were given an extension until August 15, 2003 to exercise the option to re-acquire equity in the block. PNOC-EDC (the operator) denied the Philodrill group's request for further extension of the deadline and the group's inclusion in the new application for Service Contract by PNOC-EDC over the same area.

Philodrill is currently negotiating an option from Reliance Oil & Gas, Inc. who have already negotiated with PNOC-EDC for a farm-in into the block. Reliance Oil is farming-in for a 75% interest for the cost of two wells. The Philodrill Group is looking at acquiring an option to get back its 10% equity interest in the block.

7.0 GSEC 91 (SW Palawan)

The application for a new GSEC remains pending with the Department of Energy (DOE).

8.0 GSEC No. 98 (Onshore Mindoro)

The DOE granted the consortium a further extension of the GSEC to the end of September 2003 to continue negotiations with PNOC-EDC and to finalize commercial terms for their possible farm-in into the block. PNOC-EDC had completed their technical due diligence with positive results.

9.0 SWAN Block (West Culion, Alava, North Calamian & Northwest Malampaya)

The application for a new GSEC remains pending with the DOE.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity.

2. The Company has NO material commitments for capital expenditures, EXCEPT for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$1.1 million (P57.9 million) in 2003. The Company expects to be able to fund such expenditures with the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

3. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

4. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

5. There have been NO material changes (10% or more) from period to period (December 31, 2002 to September 30, 2003) in one or more line items of the Company's financial statements, EXCEPT the following:

   5.1 Cash account increased by P0.13 million or 11.8% from P1.14 million as of December 31, 2002 to P1.27 million as of September 30, 2003, the increase was mainly due to additional advances received from an affiliate during the interim period.

5.2 Other assets account decreased by P0.5 million or 46.5% from P1.0 million as of December 31, 2002 to P0.5 million as of September 30, 2003, the decrease was due to the amortization of other deferred costs booked during the interim period.

5.3 Current portion of long-term debt increased by P10.0 million or 300% due to reclassification of a portion of the long-term debt to current liability.

5.4 Accounts payable and accrued expenses increased by P38.0 million or 40.6% from P93.5 million as of December 31, 2002 to P131.5 million as of September 30, 2003. The increase was due to accruals booked during the interim period.

PART 11 - OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17-C during the current interim period (01 January to 30 September 2003).

SIGNATURE

Pursuant to the requirements of Securities Regulation Code, The registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Philodrill Corporation
Registrant
(through its duly authorized representatives)

Date: 11/13/03
Augusto B. Sunico
Principal Financial Officer

Date: 11/13/03
Reynaldo E. Nazarea
Comptroller/Principal
Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) September 2003	(Audited) December 31 2002
ASSETS		
Current Assets		
Cash	1,274,926	1,140,340
Accounts Receivables - Trade & Others	51,457,412	47,443,366
Notes Receivables	93,862,332	85,343,920
Other current assets	1,104,514	1,102,473
Total Current Assets	147,699,184	135,030,099
Property and Equipment	306,643,831	305,759,035
Investments*	1,382,350,616	1,367,954,063
Deferred Oil Exploration and Development Costs	814,547,514	800,073,887
Other Assets	552,098	1,033,016
	2,651,793,243	2,609,850,100

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	255,292,464	244,303,547
Current portion of long-term debt	13,331,036	3,332,759
Accounts payable and accrued expenses	131,494,104	93,543,921
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	406,794,199	347,856,822
Non-Current Liability		
Long-term debt - net of current portion	46,658,630	56,656,907
Stockholders' Equity		
Capital stock - P1.00 par value		
Authorized - 1.55 billion shares		
Issued and Subscribed	1,534,944,017	1,534,950,442
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in affiliate's revaluation increment on land and land improvements	484,844,431	484,844,431
Unrealized losses on the decline in market value of investments	(210,900,737)	(206,977,158)
Retained earnings	391,565,602	394,631,555
	2,198,340,414	2,205,336,371
	2,651,793,243	2,609,850,100

* includes listed marketable securities amounting to P1,128,204,900 and P1,119,081,229 as of September 2003 and December 2002, respectively.

THE PHILODRILL CORPORATION

Statements of Income
(Unaudited)

	Jan to Sept 2003	Jan to Sept 2002	July to Sept 2003	July to Sept 2002
REVENUES				
Equity in earnings (losses) of affiliates	22,121,714	25,770,182	8,249,016	12,181,451
Petroleum operations	21,670,421	19,700,572	3,932,763	5,470,761
Interest, dividends and other income	9,384,286	11,141,454	3,356,321	3,645,441
	53,176,421	56,612,208	15,538,100	21,297,653
COSTS AND EXPENSES				
General and administrative	9,700,027	12,611,745	3,249,402	4,305,815
Costs and operating	22,601,117	19,738,178	6,963,545	7,211,430
Interest, foreign exchange and other charges	23,551,503	26,904,139	7,989,082	6,646,136
	55,852,647	59,254,062	18,202,029	18,163,381
INCOME (LOSS) BEFORE INCOME TAX	(2,676,226)	(2,641,854)	(2,663,929)	3,134,272
PROVISION FOR INCOME TAX	389,726	550,028	76,440	145,128
NET INCOME (LOSS)	(3,065,952)	(3,191,882)	(2,740,369)	2,989,144

Earnings (loss) per share was computed as follows:

	Jan to Sept 2003	Jan to Sept 2002	July to Sept 2003	July to Sept 2002
Net income (loss)	(3,065,952)	(3,191,882)	(2,740,369)	2,989,144
Weighted average number of shares	1,534,944,017	1,534,950,442	1,534,950,442	1,534,950,442
Earnings per share	(0.0019974)	(0.0020795)	(0.0017853)	0.0019474

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

(Unaudited)

	Jan-Sep 2003	Jan-Sep 2002
CAPITAL STOCK		
Authoized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,068,946	1,279,962,408
Issuances for the period	0	202,106,538
Adjustments	(2,104)	0
Balance at the end of third quarter	1,482,066,842	1,482,068,946
Subscribed		
Balance at the beginning of year	52,881,496	254,988,034
Issuances for the period	0	(202,106,538)
Adjustments	(4,322)	0
Balance at the end of third quarter	52,877,174	52,881,496
Treasury Stock		
Balance at the beginning of year	0	(63,179,358)
Sale of treasury stock	0	63,179,358
Balance at the end of third quarter	0	0
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(23,086,076)
Collection of subscriptions receivabl	0	20,653,154
Balance at the end of third quarter	(2,112,899)	(2,432,922)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	484,844,431	485,818,990
Adjustment for the period	0	0
Balance at the end of third quarter	484,844,431	485,818,990
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(206,977,158)	(165,321,670)
Adjustments during the period	(3,923,579)	(18,250,656)
Balance at the end of third quarter	(210,900,737)	(183,572,326)
Retained Earnings		
Balance at the beginning of year	394,631,555	436,841,332
Net income (loss) for the period	(3,065,952)	(3,191,882)
Loss on sale of treasury stock	0	(27,388,418)
Balance at the end of third quarter	391,565,603	406,261,032
Total Stockholders' Equity	2,198,340,414	2,241,025,216

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	Jan 1 to September 30	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(3,065,952)	(3,191,882)
Adjustments to reconcile net income to net cash provided by (used in) operating activities :		
Cash dividends received	3,801,581	25,112,976
Depletion, depreciation and amortization	2,949,699	2,543,109
Equity in earnings (losses) of affiliates - net	(22,121,714)	(25,770,182)
Changes in operating assets and liabilities :		
Decrease (increase) in :		
Receivables - trade	(4,014,046)	(11,492,697)
Crude oil inventory	0	847,064
Other current assets	(2,042)	(23,746)
Increase (decrease) in accounts payable and accrued expenses	37,950,184	10,140,384
Net cash provided by (used in) operating activities	15,497,710	(1,834,974)
CASH FLOWS FROM INVESTING ACTIVITIES		
Addition to :		
Marketable securities, investments and advances	0	(7,248)
Deferred oil exploration and development costs	(14,473,625)	(12,128,711)
Property and equipment - net	(3,834,495)	(11,430,781)
Decrease (increase) in		
Receivables - others	(8,518,412)	(17,057,069)
Other assets	480,917	480,917
Net cash provided by (used in) investing activities	(26,345,615)	(40,142,892)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital stock transactions	(6,426)	20,653,154
Treasury stock transactions - net	0	35,790,941
Increase (decrease) in		
Loans	10,988,917	(13,968,700)
Cash dividends payable	0	139,352
Long-term debt		
Net cash provided by (used in) financing activities	10,982,491	42,614,747
NET INCREASE (DECREASE) IN CASH	134,586	636,881
CASH - BEGINNING	1,140,340	307,447
CASH - END	1,274,926	944,328

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

Name of Issuing Entity And Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Cor	49,874,000	49,095,647					49,874,000	49,095,647	
EDSA Properties Holdings Inc.	35,356,569	37,491,082					35,361,569	37,491,082	
Vulcan Industrial and Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
San Jose Oil Company	152,073	170,758					152,073	170,758	
South China Petroleum Explo.,	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,154						357,154	
Lepanto Consolidated Mining C	79,423	15,852					79,423	15,852	
Union Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,385	0	0				241,583,385	
Less allowance for decline in market value		198,355,408				2,439,783		200,795,191	
		43,227,977	0	0		2,439,783		40,788,194	
At equity:									
EDSA Properties Holdings Inc.	380,158,072	1,095,572,804	6,108,155		3,801,581		380,158,072	1,097,879,378	
Penta Capital Investment Corp	1,600,000	187,015,464	2,140,860				1,600,000	189,156,324	
Penta Capital Holdings, Inc.	300,000	44,326,713					300,000	44,326,713	
		1,326,914,981	8,249,015	0	3,801,581	0		1,331,362,415	0
CJH Golf Club, Inc.	17	20,305,555						20,305,555	
Less allowance for decline in market value		10,105,548						10,105,548	
		10,200,007						10,200,007	
		1,380,342,965	8,249,015	0	3,801,581	2,439,783		1,382,350,616	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	588,289,531	1,199,472			589,489,003
Office condominium units and improvements	14,009,421				14,009,421
Office furniture, fixtures and equipment	10,005,708	0			10,005,708
Transportation equipment	6,852,131		0		6,852,131
	619,156,791	1,199,473	0	0	620,356,264

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	287,535,667	265,628			287,801,295
Office condominium units and improvements	10,846,665	175,097			11,021,762
Office furniture, fixtures and equipment	9,379,346	136,523			9,515,869
Transportation equipment	5,160,631	212,875			5,373,506
	312,922,309	790,123	0	0	313,712,432

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	810,006,335	4,541,179	-	-	0	814,547,514

THE PHILODRILL CORPORATION
SCHEDULE H - LONG TERM DEBT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt in related balance sheet
Five year term loan with Metropolitan Bank & Trust Co.	59,989,667	13,331,036	46,658,631 *
	59,989,667	13,331,036	46,658,631

*Term - Five (5) years from drawdown date (December 26, 2002), inclusive of a 6-month grace on principal repayments
Principal Repayment - payable in eighteen (18) equal istallments of P3.3 million commencing at the end of the 9th month from drawdown date
Interest - prevailing lending rate; interest in arrears; subject to repricing and payable monthly

THE PHILODRILL CORPORATION
SCHEDULE H-1 - NOTES PAYABLE
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	67,093,756				67,093,756
Development Bank of the Phils.	64,799,147				64,799,147
Rizal Commercial Banking Corp.	28,443,118			752,914	29,196,032
Penta Capital Investment Corp.	62,888,202	2,715,325			65,603,527
Bank of the Philippine Islands	28,600,000				28,600,000
	251,824,223	2,715,325	0	752,914	255,292,462

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
AS OF SEPTEMBER 30, 2003

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 mos.	4-6 mos.	7 mos. to 1 year	1-2 years	3-5 years	5 years - above	past due accounts & items in Litigation
a) Trade Receivables									
1) Account with contract operator	18,985,974	0	0	0	2,101,914	3,619,675	11,782,853	1,481,532	
sub-total	18,985,974	0	0	0	2,101,914	3,619,675	11,782,853	1,481,532	0
less: Allowance for doubtful accounts	0								
net Trade Receivables	18,985,974	0	0	0	2,101,914	3,619,675	11,782,853	1,481,532	0
b) Non-Trade receivables									
1) Account with partners	13,847,208	165,332	887,011	529,617	1,744,188	2,023,277	8,497,783	0	0
2) Other advances/receivables	18,081,903	81,558	189,648	250,162	2,250,000	9,823,874	0	5,486,661	0
3) Account with officers and employees	542,328	31,242	916	47,285	2,584	0	455,061	5,239	0
sub-total	32,471,438	278,132	1,077,576	827,063	3,996,772	11,847,151	8,952,844	5,491,899	0
less: Allowance for doubtful accounts	0								
net Non-Trade Receivables	32,471,438	278,132	1,077,576	827,063	3,996,772	11,847,151	8,952,844	5,491,899	0
Net Receivables	51,457,412	278,132	1,077,576	827,063	6,098,686	15,466,826	20,735,697	6,973,431	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature / Description	Collection Period
a) Trade Receivables		
1) Account with contract operator/partners	Share in crude oil revenue net of share in production costs Advances to oil exploration projects	30 days
b) Non-Trade receivables		
1) Account with partners	Advances to oil explo. projects	
2) Other advances/receivables	Advances to affiliates	
3) Account with officers and employees	Other advances to officers and employees	

3) Normal Operating Cycle:

Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except that the crude oil inventory is stated at market and investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS) which became effective on January 1, 2002:

- SFAS No. 16/IAS No. 16, *Property, Plant and Equipment*;
- SFAS No. 24/IAS No. 24, *Related Party Disclosures*;
- SFAS No. 28/IAS No. 28, *Accounting for Investments in Associates*;
- SFAS No. 31/IAS No. 31, *Financial Reporting of Interests in Joint Ventures*; and
- SFAS No. 36/IAS No. 36, *Impairment of Assets.*

Adoption of these standards in 2002 did not result in restatements of prior year financial statements. Additional disclosures required by the new standards, however, were included in prior year financial statements, where applicable.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Cash
Cash includes cash on hand and in banks.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.



The initial cost of other property and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

In the case of leasehold improvements, amortization is computed on a straight-line method over the useful life or the term of the lease, whichever is shorter.

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.



Investments

Investments in associates are accounted for under the equity method of accounting. These are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments. The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the stockholders' equity section of the associate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets, and any liabilities incurred jointly with the other venturers as well as the related income and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments

Other investments in shares of stock are carried at cost, adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.



Impairment of Assets
Starting January 1, 2002, other property and equipment and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their estimated recoverable amount. The estimated recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income for the period. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for that asset in prior years.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes
Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.



Earnings (Loss) Per Share

Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to any stock dividends declared.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17-Q

* These schedules, which are required by Part IV (e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements.

"A"

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

March 31, 2004

(Calendar Year Ending)
(month & day)

Amended SEC Form 17-Q Quarterly Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended March 31, 2004

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

Amount of Debt Outstanding

Total Liabilities P409,025,765

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 1st quarter ended 31 March 2004 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 31 March 2004), with comparative Statement of Operations for the comparable period (01 January to 31 March 2003) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 31 March 2004), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 31 March 2003) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 31 March 2004), as well as the basis of computation thereof.

5. The Company's interim financial report for the 1st quarter 2004 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 31 March 2004) as compared with the most recent annual financial statements (2003), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 31 March 2004), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company, EXCEPT as disclosed below:

In an auction sale conducted on January 23, 2004, the Company ceded to the Development Bank of the Philippines 201,378,888 shares of EDSA Properties Holdings, Inc. (EPHI) in settlement of liabilities totalling P84.5 million. The Company's equity interest in EPHI was thereby reduced from 9.857% to 5.080%.

9. There were NO changes in the estimates of amounts reported in prior financial years (2002 and 2003), which had a material effect in the current interim period (01 January to 31 March 2004).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to March 31, 2004).

11. There were NO dividends paid on any Company share during the interim period (January 1 to March 31, 2004).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to March 31, 2004) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to March 31, 2004) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2003) and as of end of current interim period (March 31, 2004), EXCEPT as disclosed below:

    Except for the DBP loan, the Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2003 and March 31, 2004. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to March 31, 2004).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first quarter ended March 31, 2004 totalled P10.1 million compared with P18.5 million for the same period last year. Gross revenues decreased by P8.3 million or 45.1% primarily due to a 74% decrease in petroleum revenues caused by lower production. Production for the first quarter of 2004 totalled 14,313 bbls. as compared with 53,212 bbls. for the same period last year. Equity in affiliates' earnings also decreased by 30.1% due to lower equitized income from Edsa Properties Holdings, Inc. (EPHI), resulting from a reduction in the Company's equity interest to 5.080% from 9.857% as discussed in Item 1.8 above.

Operating costs, interest and administrative expenses declined by P1.9 million or 11% from the aggregate total of P17.4 million for the first quarter of 2003 to P15.5 million for the first quarter of 2004. The decrease was due mainly to the lower level of share in petroleum production costs. In addition, a loss of P231.2 million was booked in the first quarter of 2004 on the EPHI shares ceded to DBP. The company's net loss thus amounted to P236.6 million for the first quarter of 2004 as compared with a P0.9 million net income for the same period last year.

The Company's top five (5) key performance indicators are as follows:

		Mar. 31, 2004	Dec. 31, 2003
Current Ratio			
	Current Assets	16,363,285	18,849,867
	Current Liabilities	409,025,764	487,245,851
		0.04 : 1	0.04 : 1
Debt to Equity Ratio			
	Total Liabilities	409,025,764	487,245,851
	Stkholders Equity	1,685,800,611	2,160,230,076
		0.24 : 1	0.23 : 1

Equity to Debt Ratio			
	Stkholders Equity	1,685,800,611	2,160,230,076
	Total Liabilities	409,025,764	487,245,851
		4.12 : 1	4.43 : 1
Book Value per share			
	Stkholders'Equity	1,687,913,510	2,162,342,975
	Ave. shs outstanding	1,534,944,016	1,536,250,433
		1.0982815	1.4061705
Earnings (Loss) per share			
	Net Income (Loss)	(236,578,408)	896,615
	Ave. shs outstanding	1,534,944,016	1,536,250,443
		(0.154184)	.0005836*

*for the period January to March 2003

Current ratio of 0.04 : 1 remain unchanged as of March 31, 2004 and December 31, 2003. The Company's current liabilities exceeded its current assets by P392.7 million as of March 31, 2004 and P468.4 million as of December 31, 2003. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P96.5 million as of March 31, 2004 and P192.9 million as of December 31, 2003. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.28: 1 as of March 31, 2004 and 0.43:1 as of December 31, 2003.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P2.65 billion as of December 31, 2003 to P2.1 billion as of March 31, 2004. Trade receivables decreased by P5.0 million or 31.5% due to the application of the share in SC14 expenditures against the account. The carrying value of the investments decreased by P554.1 million mainly due to the booking of the EPHI shares ceded to DBP. Deferred exploration and development costs increased by P2.5 million from P820.5 million as of December 31, 2003 to P823.1 million as of March 31, 2004. The increase was due to additional costs capitalized during the interim period.

Total current liabilities decreased by P78.2 million or 16.1% from P487.2 million as of December 31, 2003 to P409.0 million as of March 31, 2004 mainly due to the settlement of the DBP loan.

Stockholders' equity decreased by P474.4 million due to the P236.6 million net loss for the interim period and the P235.0 million reduction in share in the revaluation increment associated with the Company's investment in EPHI.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, EXCEPT as discussed below:

   The Company was unable to pay three principal installments due on September 26, 2003, December 26, 2003 and March 26, 2004 amounting to P9.9 million on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

   As of March 31, 2004 and as disclosed in the audited financial statements for the year 2003, the Company failed to pay maturing principal loan balances to other local banks and the Company has difficulty paying interests accruing the principal loan balances. The Company is continuously negotiating with the other local banks for the restructuring of its loans.

   The other local banks also charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of March 31, 2004, the Company did not recognize the penalty charged by the other local banks since management believes that the ongoing negotiations will be favorable to the Company.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, EXCEPT for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$234,640 (P13.0 million) in 2004. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends; events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   7.1 Cash account increased by P0.34 million or 15.1% from P2.24 million as of December 31, 2003 to P2.57 million as of March 31, 2004 the increase was mainly due to the partial refund of the contingency fund received from the Tara Block Consortium.

   7.2 Trade receivables decreased by P5.0 million or 31.5% due to the application of the share in SC14 expenditures against the account.

   7.3 The following accounts: Investments; Loans payable; Accounts payable and accrued expenses; Share in associates' revaluation increment; and Retained earnings decreased by 40.2%; 24.0%; 10.0%; 48.6%; and 68.7% respectively as a result of the settlement of the DBP loan by way of the EPHI shares.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

SERVICE CONTRACT NO. 6A (Octon)

Among the issues that delayed the execution of the Farmout Agreement (FOA) with farminee Rock Oil International, Inc. (ROII) was the "Carried Interest" issue for which two compromise formulae were proposed late last year. These are the 1992 HEPCO farmin formula which provides for the 50% reduction of the net carried interest, and the 75% reduction in the net carried interest which was proposed by PetroEnergy in October 2003. In January 2004, the partners unanimously opted to follow the 1992 HEPCO formula. FOA documentations were finalized and signed in February 2004.

Meanwhile, the Department of Energy requested the consortium to present its drilling plans for the West Malajon prospect. ROII has until June 2004 to spud the commitment well.

SERVICE CONTRACT NO. 6B (Bonita)

Exploration activities on SC6B remain suspended.

SERVICE CONTRACT NO. 6 (Cadlao)

Operations at the Cadlao Field remain suspended.

SERVICE CONTRACT NO. 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

Operations Review

Production operations at the Nido and Matinloc Fields remain suspended. In January this year, block operator Alcorn reported that negotiations with potential buyer Pilipinas Shell are being pursued and that a crude oil purchase/delivery agreement with Shell may soon materialize. A spot sale of 52,000 to 54,000 barrels of oil is contemplated.

Alcorn's Withdrawal and Farm-in Opportunities

Following the decision of Alcorn's mother company, the US-based VAALCO, to divest of all of its Philippine petroleum assets, Alcorn's interests in SC14, SC6 and SC6B Blocks were distributed among the remaining members of the consortia. The interim operation of the blocks are now being handled by two Transition Teams, composed of the surviving members of the blocks, which will oversee the orderly transfer of operations, financial, technical and other data by April 30, 2004.

A farm-in proposal was received from Commissioning Service International, Ltd. (CSI) for the SC14A (Nido), SC14B (Matinloc), SC14C (West Linapacan), SC14-B-1 (North Matinloc), SC6B (Bonita), and SC6 (Cadlao). CSI proposes to investigate the existing wells and facilities and

rehabilitate if necessary and resume/continue production operations. It also proposes to study and explore other potential, but untested structures in the area.

Meanwhile, SC14C-Galoc consortium is evaluating a proposal from Team Oil, Cape Energy and Advanced Well Technologies for a possible farm-in to the block. In March, representatives of these companies met with the Consortium to present their objectives and overall strategies for the Galoc Field. A formal proposal was received and draft farm-in agreement is now being prepared.

SERVICE CONTRACT NO. 41 (Sulu Sea)

During a Management Committee Meeting held last February 11, 2004, the Consortium approved the drilling of the BONOBO prospect, one of the three identified amplitude anomaly prospects, the others being the Kudu and Serval prospects. The Bonobo well will be spudded in July 2004 using the rig SEDCO 601 supported by two floating warehouses. The well is programmed to a depth of 9,350 feet with the primary sand targets expected at 6,000 feet depth, containing an estimated recoverable reserves of 76MMBBLS of oil with a 93% probability of geologic success. A budget of US$7.7MM is set for drilling.

GSEC NO. 75 (Central Luzon)

Reliance Oil & Gas, Inc., a Filipino registered corporation with U.K. funding, has farmed in to GSEC 75 now operated by PNOC-Energy Development Corporation (PNOC-EDC), to as much as 75% for the cost of two wells.

The Philodrill Group signed an option agreement with Reliance to buy back as much as 10% equity in the block.

GSEC No. 91 (SW Palawan)

The consortium submitted an application for new GSEC even before the DOE implemented the 1st Philippine Contracting Round. The application remains pending.

GSEC No. 98 (Onshore Mindoro)

On February 13, 2004, the deadline given by the DOE has been pushed back to enable us to complete talks with PNOC-EDC. It also allowed the Company to seek other farminees for the Mindoro Block.

Sen Hong Resources Ltd. (HK), a publicly listed company with operations in China and Indonesia, expressed interest to farm-in into the block and is prepared to drill a well as a minimum work obligation.

SWAN Block (West Culion, Alava, North Calamian & Northwest Malampaya)
The Company received expressions of interests from Sterling Energy PLC of the U.K. to jointly bid for the areas under the former SWAN Block. The Company agreed to join the application at 15% carried interest equity participation. Talks with Sterling are ongoing.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 31 March 2004).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 6/30/04
AUGUSTO B. SUNICO
Principal Financial Officer

Date: 6/30/04
REYNALDO E. NAZAREA
Comptroller/Principal
Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) March 31 2004	(Audited) December 31 2003
ASSETS		
Current Assets		
Cash	2,573,102	2,235,123
Receivables	10,965,814	16,001,362
Crude oil inventory	2,218,331	0
Other current assets	606,038	613,382
Total Current Assets	16,363,285	18,849,867
Noncurrent Assets		
Property and equipment - net	299,258,633	301,144,341
Investments *	824,300,184	1,378,504,409
Advances to affiliated companies - net	68,238,339	67,998,042
Deferred oil exploration and development costs	823,078,420	820,540,256
Other noncurrent assets	63,527,515	60,439,012
Total Noncurrent Assets	2,078,463,091	2,628,626,060
TOTAL ASSETS	2,094,826,376	2,647,475,927
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	196,367,481	258,346,160
Accounts payable and accrued expenses	145,993,725	162,235,132
Current portion of long-term debt	59,987,964	59,987,964
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	409,025,765	487,245,851
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,066,842	1,482,066,842
Subscribed	52,877,174	52,877,174
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in associate's revaluation increment	248,887,485	483,869,872
Unrealized losses on decline in market value of investments	(203,620,838)	(200,752,169)
Retained Earnings	107,702,847	344,281,256
Total Stockholders' Equity	1,685,800,611	2,160,230,076
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,094,826,376	2,647,475,927

* includes listed marketable securities amounting to P602,213,670 and P1,163,521,789 as March 2004 and December 2003, respectively.

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to March 31 2004	January 1 to March 31 2003
REVENUES		
Share in petroleum operations	2,218,331	8,584,733
Equity in net earnings of associates - net	4,642,166	6,641,489
Interest, dividends and other income	3,282,049	3,244,092
	10,142,546	18,470,314
COSTS AND EXPENSES		
Interest and financing charges	6,899,249	6,930,915
Share in costs and operating	5,419,723	7,191,716
General and administrative	3,184,252	3,298,632
Loss on sale of investment	231,214,572	
	246,717,796	17,421,263
INCOME (LOSS) BEFORE INCOME TAX	(236,575,250)	1,049,051
PROVISION FOR INCOME TAX	3,159	152,436
NET INCOME (LOSS)	(236,578,409)	896,615

Earnings (loss) per share was computed as follows:

	2004	2003
Net loss	(236,578,409)	896,615
Weighted average number of shares	1,534,944,016	1,536,250,443
Loss per share	(0.1541284)	0.0005836

THE PHILODRILL CORPORATION
Statement of Changes in Stockholders' Equity

	March 2004	March 2003
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,066,842	1,482,068,946
Balance at the beginning of year		
Issuance during the first quarter		
Balance at end of first quarter	1,482,066,842	1,482,068,946
Subscribed		
Balance at the beginning of year	52,877,174	52,881,496
Issuance during the first quarter		
Balance at end of first quarter	52,877,174	52,881,496
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(2,112,899)
Collection of subscriptions receivable		
Balance at end of first quarter	(2,112,899)	(2,112,899)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	483,869,872	484,844,431
Adjustment during the first quarter	(234,982,387)	
Balance at end of first quarter	248,887,485	484,844,431
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(200,752,169)	(206,977,158)
Adjustment during the first quarter	(2,868,669)	(1,970,277)
Balance at end of first quarter	(203,620,838)	(208,947,435)
Retained Earnings		
Balance at the beginning of year	344,281,256	394,631,555
Net income (loss) for the first quarter	(236,578,409)	896,615
Balance at end of first quarter	107,702,847	395,528,170
Total Stockholders' Equity	1,685,800,611	2,204,262,709

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

	January 1 to March 31 2004	January 1 to March 31 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(236,578,409)	896,615
Adjustments for:		
Depletion, depreciation and amortization	748,207	1,048,317
Equity in net losses (earnings) of associates - net	(4,642,166)	(6,641,489)
Operating loss before working capital changes	(240,472,368)	(4,696,557)
Decrease (increase) in:		
Receivables	5,035,548	(437,506)
Crude oil inventory	(2,218,331)	0
Other current assets	7,242	(54,116)
Increase in accounts payable and accrued expenses	(16,241,406)	11,425,164
Net cash from (used in) operating activities	(253,889,215)	6,236,985
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	2,682,746	0
Reductions in (additions to):		
Property and equipment	1,137,501	(1,304,261)
Deferred oil exploration and development costs	(2,538,164)	(5,754,823)
Advances to affiliated companies - net	(240,297)	(223,874)
Investments	553,234,976	0
Other noncurrent assets	(3,088,502)	(3,234,288)
Share in affiliates' revaluation increment	(234,982,387)	0
Net cash from (used in) investing activities	316,205,874	(10,517,245)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(61,978,680)	5,423,298
Net cash from (used in) financing activities	(61,978,680)	5,423,298
NET INCREASE (DECREASE) IN CASH	337,979	1,143,038
CASH, BEGINNING	2,235,123	1,140,340
CASH, ENDING	2,573,102	2,283,378

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount In Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc.	35,351,569	37,491,062					35,351,569	37,491,082	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
FII-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
FII-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	79,423	15,852					79,423	15,852	
HI-Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0	0	0		241,583,384	0
less-allowance for decline in market value		200,752,169				2,868,669		203,620,838	
		40,831,215						37,962,546	
At equity:									
EDSA Properties Holdings Inc.	380,158,072	1,112,847,710	3,165,566		2,682,746	553,234,976	178,779,184	550,095,554	
Penta Capital Investment Corp.	1,600,000	170,184,717	1,476,600				1,600,000	171,661,317	
Penta Capital Holdings, Inc.	300,000	44,440,760					300,000	44,440,760	
		1,327,473,187	4,642,166	0	2,682,746	553,234,976		776,197,631	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		1,378,504,409	4,642,166	0	2,682,746	553,234,976		824,350,184	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,586,368	1,114,191		(2,201,819)	583,498,740
Office condominium units and improvements	14,009,422			(58,373)	13,951,049
Office furniture, fixtures and equipment	10,005,708	8,500			10,014,208
Transportation equipment	6,852,131				6,852,131
	615,453,629	1,122,691	0	(2,260,192)	614,316,128

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	287,878,784	287,211			288,165,995
Office condominium units and improvements	11,196,880	116,745			11,313,625
Office furniture, fixtures and equipment	9,647,243	131,375			9,778,618
Transportation equipment	5,586,381	212,875			5,799,256
	314,309,288	748,207	0	0	315,057,495

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	820,540,256	3,819,928				824,360,184
	820,540,256	3,819,928	0	0	0	824,360,184

THE PHILODRILL CORPORATION
SCHEDULE H - LONG TERM DEBT
FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Five-year term loan with Metropolitan Bank and Trust Company	59,987,964	59,987,964	0 *
	59,987,964	59,987,964	0

* Term - five (5) years from drawdown date (December 26, 2002), inclusive of a 6-month grace period on principal repayments
Principal Repayment - payable in eighteen (18) equal installments of P3.3 million commencing at the end of the 9th month from drawdown date
Interest - Prevailing lending rate; interest in arrears; subject to repricing and payable monthly

THE PHILODRILL CORPORATION
SCHEDULE H1 - LOANS PAYABLE
FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	67,093,753				67,093,753
Development Bank of the Phils.	64,799,147		(64,799,147)		0
Rizal Commercial Banking Corp.	29,531,252	340,544			29,871,796
Penta Capital Investment Corp.	68,379,508	2,479,924			70,859,432
Bank of the Philippine Islands	28,542,500				28,542,500
	258,346,160	2,820,468	(64,799,147)	0	196,367,481

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
FOR THE FIRST QUARTER *ENDED* MARCH 31, 2004

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receivables									
1) Account with contract operator	10,496,512	2,832,694			5,458,901		2,204,917		
less allowance for doubtful accounts	0								
Net Trade Receivables	10,496,512	2,832,694	0	0	5,458,901	0	2,204,917	0	0
b) Non-trade receivables									
1) Account with officers and employees	469,302	36,479	54,116	75,479	41,247	261,981			
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	469,302	36,479	54,116	75,479	41,247	261,981	0	0	0
Net Receivables	10,965,814	2,869,173	54,116	75,479	5,500,148	261,961	2,204,917	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except for (a) crude oil inventory is stated at market and (b) investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS) which became effective January 1, 2003:

- SFAS No. 10/IAS No. 10, *Events After Balance Sheet* Date, which prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of the authorization for release of the financial statements.



- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.

- SFAS No. 38/IAS No. 38, *Intangible* Assets, which establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. As discussed in Note 7, the Company's associate, the investment in which is accounted for using the equity method, retroactively adjusted its financial statements in view of the adoption of SFAS No. 38/IAS No. 38. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased the Company's retained earnings as of January 1, 2001 by P1.5 million.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2003:

- SFAS No. 21/IAS No. 21, *The Effects of Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21 in 2005 on a retroactive basis. The standard provides that upon adoption in 2005, any unamortized capitalized foreign exchange adjustments will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. Total unamortized foreign exchange adjustments included under "Property and equipment" and "Deferred oil exploration and development costs" accounts amounted to P35.6 million as of December 31, 2003 (see Note 6 and 8).

- SFAS No. 12/IAS No. 12, *Income Taxes*, which prescribes the accounting treatment for income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of deferred tax liability and asset, subject to certain conditions, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased asset. On the other hand, a lessee should charge to expense operating lease payments.

The Company will adopt SFAS No. 12/IAS No. 12 and SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, management does not believe the effect of the adoption of the new standards on the financial statements will be material.



Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Interest

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividend

Dividend income is recognized when the stockholders' rights to receive the payment is established.

Rental income

Rental income is recognized when earned and in accordance with the lease agreement.

Cash

Cash includes cash on hand and with banks.

Receivables

Receivables are stated at face value less allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.

The initial cost of other property and equipment comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the other property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment. When assets are sold or retired, their cost, accumulated depreciation and amortization and allowance for impairment in value are eliminated from the accounts and any gain or loss from their disposal is included in the statements of income.



Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities, shown as part of "Investments – net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership
PentaCapital Investments Corporation (PentaCapital)	40.00%
PentaCapital Holdings, Inc. (Penta Holdings)	15.00%
EDSA Properties Holdings Inc. (EPHI)	9.02%

Associates are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is



amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments
Other investments in shares of stock are carried at cost adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Impairment of Assets
Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.



Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for that asset in prior year.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Provisions
Starting January 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingencies were disclosed.

Related Parties
Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Income Taxes
Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.



Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

SEC Number 38683

File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

June 30, 2004

(Calendar Year Ending)
(month & day)

SEC Form 17-Q Quarterly Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)


AUG 1 6 2004


SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended June 30, 2004

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only) — Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City — Address of principal office; 1550 — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

Amount of Debt Outstanding

Total Liabilities P420,622,642

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 2nd quarter ended 30 June 2004 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 June 2004), with comparative Statement of Operations for the comparable period (01 January to 30 June 2003) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 June 2004), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 June 2003) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 June 2004), as well as the basis of computation thereof.

5. The Company's interim financial report for the 2nd quarter 2004 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 June 2004) as compared with the most recent annual financial statements (2003), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 June 2004), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company, EXCEPT as disclosed below:

In an auction sale conducted on January 23, 2004, the Company ceded to the Development Bank of the Philippines 201,378,888 shares of EDSA Properties Holdings, Inc. (EPHI) in settlement of liabilities totaling P84.5 million. The Company's equity interest in EPHI was thereby reduced from 9.857% to 5.080%. The Company incurred a loss of P229.6 million from this transaction, which loss is duly reflected in the enclosed interim financial report.

9. There were NO changes in the estimates of amounts reported in prior financial years (2002 and 2003), which had a material effect in the current interim period (01 January to 30 June 2004).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to June 30, 2004).

11. There were NO dividends paid on any Company share during the interim period (January 1 to June 30, 2004).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to June 30, 2004) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to June 30, 2004) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2003) and as of end of current interim period (June 30, 2004), EXCEPT as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2003 and June 30, 2004. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to June 30, 2004).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first two quarters ended June 30, 2004 totaled P27.0 million compared with P37.6 million for the same period last year. Gross revenues decreased by P10.6 million or 28% primarily due to the 50.9% decrease in petroleum revenues caused by lower production. Production for the first two quarters of 2004 totaled 32,714 bbls. as compared with 121,091 bbls. for the same period last year. Equity in affiliates' earnings also decreased by 9.9% due to lower equitized income from Edsa Properties Holdings, Inc. (EPHI), resulting from a reduction in the Company's equity interest to 5.080% from 9.857%.

Operating costs, interest and administrative expenses declined by P8.5 million or 22.7% from the aggregate total of P37.7 million for the first two quarters of 2003 to P29.1 million for the first two quarters of 2004. The decrease was due mainly to the lower level of share in petroleum production costs. In addition, a loss of P229.6 million was previously booked on the EPHI shares ceded to DBP in settlement of liabilities totaling P84.5 million. The company's net loss thus amounted to P231.7 million for the first two quarters of 2004 as compared with a P0.3 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

		Jun. 30, 2004	Dec. 31, 2003
Current Ratio			
	Current Assets	10,173,740	18,849,867
	Current Liabilities	420,622,642	487,245,851
		0.02: 1	0.04 : 1
Debt to Equity Ratio			
	Total Liabilities	420,622,642	487,245,851
	Stkholders Equity	1,746,416,130	2,160,230,076
		0.24 : 1	0.23 : 1

Equity to Debt Ratio			
	Stkholders Equity	1,746,416,130	2,160,230,076
	Total Liabilities	420,622,642	487,245,851
		4.15: 1	4.43 : 1
Book Value per share			
	Stkholders'Equity	1,746,416,130	2,160,230,076
	Ave. shs outstanding	1,534,944,016	1,534,947,230
		1.1377719	1.4073644
Earnings (Loss) per share			
	Net Income (Loss)	(231,697,937)	(325,583)
	Ave. shs outstanding	1,534,944,016	1,534,947,230
		(0.1509488)	(0.0002121)*

*for the period January to June 2003

Current ratio decreased to 0.02:1 as of June 30, 2004 from 0.04:1 December 31, 2003. The Company's current liabilities exceeded its current assets by P410.4 million as of June 30, 2004 and P468.4 million as of December 31, 2003. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P124.1 million as of June 30, 2004 and P192.9 million as of December 31, 2003. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.32: 1 as of June 30, 2004 and 0.43:1 as of December 31, 2003.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P2.65 billion as of December 31, 2003 to P2.17 billion as of June 30, 2004. Trade receivables decreased by P9.3 million or 58.4% due to the application of the share in SC14 expenditures against the account. The carrying value of the investments decreased by P486.7 million mainly due to the booking of the EPHI shares ceded to DBP. Deferred exploration and development costs increased by P10.4 million from P820.5 million as of December 31, 2003 to P831.0 million as of June 30, 2004. The increase was due to additional costs capitalized during the interim period.

Total current liabilities decreased by P66.6 million or 13.7% from P487.2 million as of December 31, 2003 to P420.6 million as of June 30, 2004 mainly due to the settlement of the DBP loan.

Stockholders' equity decreased by P413.8 million due to the P231.7 million net loss for the interim period and the P211.3 million reduction in share in the revaluation increment associated with the Company's investment in EPHI.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, EXCEPT as discussed below:

   The Company was unable to pay four principal installments due on September 26, 2003, December 26, 2003, March 26, 2004 and June 26, 2004 amounting to P13.3 million on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

   As of June 30, 2004 and as disclosed in the audited financial statements for the year 2003, the Company failed to pay maturing principal loan balances to other local banks and the Company has difficulty paying interests accruing the principal loan balances. The Company is continuously negotiating with the other local banks for the restructuring of its loans and/or possible settlement through dacion en pago.

   The other local banks also charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of June 30, 2004, the Company did not recognize the penalty charged by the other local banks since management believes that the ongoing negotiations will be favorable to the Company.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, EXCEPT for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$234,640 (P13.0 million) in 2004. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   7.1 Cash account decreased by P1.4 million or 60.9% from P2.2 million as of December 31, 2003 to P0.9 million as of June 30, 2004 the decrease was mainly due to payment of accrued expenses.

   7.2 Trade receivables decreased by P9.3 million or 58.4% due to the application of the share in SC14 expenditures against the account.

   7.3 The following accounts: Investments; Loans payable; Share in associates' revaluation increment; Unrealized losses on decline in market value of investments; and Retained earnings decreased by 35.3%; 23.7%; 43.7%; 14.5%; and 67.3% respectively as a result of the settlement of the DBP loan by way of the EPHI shares.

   7.4 Other noncurrent assets increased by P6.1 million or 10.1% due to additional interest receivable booked during the period.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract No. 6A

Rock Oil International, Inc. (ROII) requested for the deferment of its drilling commitment in view of the unavailability of a drilling rig. As per the farmin agreement between ROII and the consortium, the farminee should have spudded a well in June 2004. ROII also reported that its principal investors have decided to defer operations in the country pending resolution of certain legal issues concerning exploration activities in the Philippines by foreign companies. In view of the technical and legal problems facing ROII, the Department of Energy extended the deadline until September 1, 2004.

2.0 Service Contract No. 14 (Nido, Matinloc, Galoc/West Linapacan)

Operations Review

Production from the Matinloc Field totaled 17,765 barrels during the second quarter while operations at the Nido Field remain suspended. Alcorn completed one lifting operation in April involving 12,223 barrels of Matinloc crude to Pilipinas Shell.

Alcorn's Withdrawal

Alcorn's withdrawal from the SC 14 and SC6B consortia and the transfer of its interests to the surviving members were finally completed on June 30, 2004. The management of the consortium affairs is now being handled by the Management Committee which is composed of representatives of The Philodrill Corporation, Basic Consolidated, Oriental Petroleum & Minerals Corporation, and Nido Petroleum.

A core group of former Alcorn employees has been contracted to handle the technical operations of the producing fields. An Operator, which will represent the Consortium in dealing with government and private companies, has not been selected as of June 30, 2004.

Following Alcorn's withdrawal and equity restructuring, Philodrill now has the following participating interests in the SC14 and SC6B blocks:

Service Contract 6B (Bonita)	21.875%
Service Contract 14A (Nido)	26.106
Service Contract 14B (Matinloc)	41.608
Service Contract 14B-1 (North Matinloc)	17.850
Service Contract 14C (West Linapacan/Galoc)	25.588
Service Contract 14D (Retention Block)	33.751
Service Contract 14 (Tara Block)	22.500

Farm-in Opportunities

A farm-in proposal was received from Commissioning Service International, Ltd. (CSI) for the SC14A (Nido), SC14B (Matinloc), SC 14C (West Linapacan), SC 14B-1 (North Matinloc), Tara, Libro, SC 6B (Bonita), and SC6 (Cadlao). CSI proposes to investigate the existing wells and facilities and rehabilitate if necessary and resume/continue production operations. It also proposes to study and explore other potential, but untested structures in the area. The SC14 and SC 6B Consortia continue to evaluate the CSI farm-in proposals.

The SC14C-Galoc consortium received and evaluated a proposal from Team Oil, Cape Energy and Advanced Well Technologies for a possible farm-in to the block. Copies of the formal farm-in proposal documents have been forwarded to all Galoc consortium members and except for one, all parties concurred and have signed the documents.

3.0 Service Contract No. 6B (Bonita)

Exploration activities on SC 6B remain suspended.

4.0 Service Contract No. 6 (Cadlao)

Operations at the Cadlao Field remain suspended.

5.0 Service Contract No. 41 (Sulu Sea)

UNOCAL spudded the ZEBRA-1 well on June 20, 2004 using the rig SEDCO 601 positioned in 1,858 feet water depth. The Zebra-1 well was programmed to test multiple clastic objectives, starting with the uppermost target formation at 4,530 feet (intersected at 4,550 feet). Three other target sand formations were penetrated. There were recorded fair to good gas readings of up to C4 (butane) across the interval 5,450' – 5,600'.

Log indications point to at least three (3) zones of interests: a 15' section between 4,580' and 4,599', a possible 3' of gas from 5,179' to 5,182', and a possible 3' of gas at interval 5,432' to 5,435'.

The well was drilled to a final depth of 6,070 feet. A final suite of wireline logs was successfully run and sidewall cores were taken. The rig was released on June 28, 2004. Drilling expenditures for the Zebra-1 well reached $6.696MM.

6.0 GSEC 75 (Central Luzon)

PHILODRILL negotiated an option from Reliance Oil & Gas, Inc., a Filipino registered corporation with U.K. funding, who negotiated with PNOC-EDC for a farm-in into the block. Reliance Oil is farming-in to as much as 75% for the cost of two wells. The Philodrill Group (Vulcan Mining, Anglo Philippine Holdings and Philodrill Corp.) signed an option agreement with Reliance to buy back as much as 10% equity interest in the block at various stages in the drilling of the two aforementioned wells.

7.0 GSEC 91 (SW Palawan)

The application for a new GSEC remains pending.

8.0 GSEC No. 98 (Onshore Mindoro)

Sen Hong Resources Ltd. (HK), a publicly listed company with operations in China and Indonesia, expressed interest to farm-in into the block. It currently operates the Limau field in South Sumatra, producing 6,000 BOPD.

Sen Hong is prepared to drill a well as a minimum work commitment. No commercial terms have been put forward as talks between Sen Hong and operator Philodrill are still on the technical due diligence level.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 June 2004).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 9/13

AUGUSTO B. SUNICO
Principal Financial Officer

Date: 8/13/04

REYNALDO E. NAZAREA
Comptroller/Principal
Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) June 30 2004	(Audited) December 31 2003
ASSETS		
Current Assets		
Cash	873,029	2,235,123
Receivables	6,660,283	16,001,362
Crude oil inventory	2,021,555	0
Other current assets	618,873	613,382
Total Current Assets	10,173,740	18,849,867
Noncurrent Assets		
Property and equipment - net	299,063,046	301,144,341
Investments *	891,776,726	1,378,504,409
Advances to affiliated companies - net	68,486,620	67,998,042
Deferred oil exploration and development costs	830,973,082	820,540,256
Other noncurrent assets	66,565,558	60,439,012
Total Noncurrent Assets	2,156,865,032	2,628,626,060
TOTAL ASSETS	2,167,038,772	2,647,475,927
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	196,958,066	258,346,160
Accounts payable and accrued expenses	157,000,017	162,235,132
Current portion of long-term debt	59,987,964	59,987,964
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Liabilities	420,622,642	487,245,851
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,066,842	1,482,066,842
Subscribed	52,877,174	52,877,174
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in associate's revaluation increment	272,548,177	483,869,872
Unrealized losses on decline in market value of investments	(171,546,481)	(200,752,169)
Retained Earnings	112,583,317	344,281,256
Total Stockholders' Equity	1,746,416,130	2,160,230,076
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,167,038,772	2,647,475,927

* includes listed marketable securities amounting to P667,618,882 and P1,163,521,789 as of June 2004 and December 2003, respectively.

THE PHILODRILL CORPORATION
Statements of Income

	January 1 to June 30	January 1 to June 30	April 1 to June 30	April 1 to June 30
	2004	2003	2004	2003
REVENUES				
Share in petroleum operations	8,701,148	17,737,658	6,482,817	9,152,925
Equity in net earnings of associates - net	12,500,010	13,872,698	7,857,844	7,231,209
Interest, dividends and other income	5,836,885	6,027,965	2,554,836	2,783,873
	27,038,043	37,638,321	16,895,497	19,168,007
COSTS AND EXPENSES				
Interest and financing charges	12,645,273	15,562,421	5,746,024	8,631,506
Share in costs and operating	9,916,682	15,637,572	4,496,959	8,445,856
General and administrative	6,541,152	6,450,625	3,356,900	3,151,993
Loss on sale of investment	229,629,714		(1,584,858)	
	258,732,821	37,650,618	12,015,025	20,229,355
INCOME (LOSS) BEFORE INCOME TAX	(231,694,778)	(12,297)	4,880,472	(1,061,348)
PROVISION FOR INCOME TAX	3,159	313,286	0	160,850
NET INCOME (LOSS)	(231,697,937)	(325,583)	4,880,472	(1,222,198)

Earnings (loss) per share was computed as follows:

Net loss	(231,697,937)	(325,583)	4,880,472	(1,222,198)
Weighted average number of shares	1,534,944,016	1,534,947,230	1,534,944,016	1,534,947,230
Loss per share	(0.1509488)	(0.0002121)	0.0031796	(0.0007962)

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan to Jun 2004	Jan-Jun 2003
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,066,842	1,482,068,946
Issuances for the period		
Adjustments		(2,104)
Balance at end of second quarter	1,482,066,842	1,482,066,842
Subscribed		
Balance at the beginning of year	52,877,174	52,881,496
Issuances for the period		
Adjustments		(4,322)
Balance at end of second quarter	52,877,174	52,877,174
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(2,112,899)
Collection of subscriptions receivable		
Balance at end of second quarter	(2,112,899)	(2,112,899)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	483,869,872	484,844,431
Adjustments	(211,321,695)	
Balance at end of second quarter	272,548,177	484,844,431
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(200,752,169)	(206,977,158)
Adjustments	29,205,688	(1,483,796)
Balance at end of second quarter	(171,546,481)	(208,460,954)
Retained Earnings		
Balance at the beginning of year	344,281,256	394,631,555
Net income (loss) for the period	(231,697,937)	(325,583)
Balance at end of second quarter	112,583,319	394,305,972
Total Stockholders' Equity	1,746,416,132	2,203,520,566

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

	January 1 to June 30 2004	January 1 to June 30 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(231,697,937)	(325,583)
Adjustments for:		
Depletion, depreciation and amortization	1,826,070	2,159,576
Equity in net losses (earnings) of associates - net	(12,500,010)	(13,872,698)
Operating loss before working capital changes	(242,371,877)	(12,038,705)
Decrease (increase) in:		
Receivables	9,341,079	635,802
Crude oil inventory	(2,021,555)	0
Other current assets	(5,193)	(119)
Increase in accounts payable and accrued expenses	(5,235,114)	23,875,702
Net cash from (used in) operating activities	(240,292,960)	12,472,680
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	4,925,546	0
Reductions in (additions to):		
Property and equipment	255,225	(2,635,023)
Deferred oil exploration and development costs	(10,432,826)	(9,932,449)
Advances to affiliated companies - net	(488,577)	(474,035)
Investments	523,507,833	0
Other noncurrent assets	(6,126,545)	(6,663,527)
Share in affiliates' revaluation increment	(211,321,695)	0
Net cash from (used in) investing activities	300,318,961	(19,705,034)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(61,388,095)	7,520,677
Adjustments on fractional shares		(6,426)
Net cash from (used in) financing activities	(61,388,095)	7,514,251
NET INCREASE (DECREASE) IN CASH	(1,362,094)	281,897
CASH, BEGINNING	2,235,123	1,140,340
CASH, ENDING	873,029	1,422,237

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		
Name of Issuing Entity and Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc.	35,351,569	37,491,082				37,491,082	0	0	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	79,423	15,852					79,423	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0	0	37,491,082		204,092,302	0
less-allowance for decline in market value		203,620,838				(32,074,357)		171,546,481	
		37,962,546						32,545,821	
At equity:									
EDSA Properties Holdings Inc.	178,779,184	660,095,654	3,603,717	67,218,223			214,130,763	630,917,494	
Penta Capital Investment Corp.	1,600,000	171,661,317	4,254,127		2,242,800		1,600,000	173,672,644	
Penta Capital Holdings, Inc.	300,000	44,440,760					300,000	44,440,760	
		776,197,631	7,857,844	67,218,223	2,242,800	0		849,030,897	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		824,360,184	7,857,844	67,218,223	2,242,800	0		891,776,725	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	583,498,740	804,903			584,303,643
Office condominium units and improvements	13,951,049	(0)			13,951,049
Office furniture, fixtures and equipment	10,014,208	19,000			10,033,208
Transportation equipment	6,852,131	0			6,852,131
	614,316,128	823,903	0	0	615,140,032

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	288,165,995	500,383			288,666,378
Office condominium units and improvements	11,313,625	175,118			11,488,743
Office furniture, fixtures and equipment	9,778,618	131,115			9,909,733
Transportation equipment	5,799,256	212,875			6,012,131
	315,057,495	1,019,490	0	0	316,076,985

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	824,360,184	6,612,898				830,973,082
	824,360,184	6,612,898	0	0	0	830,973,082

THE PHILODRILL CORPORATION
SCHEDULE H - LONG TERM DEBT
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Five-year term loan with Metropolitan Bank and Trust Company	59,987,964	59,987,964	0 *
	59,987,964	59,987,964	0

* Term - five (5) years from drawdown date (December 26, 2002), inclusive of a 6-month grace period on principal repayments
Principal Repayment - payable in eighteen (18) equal installments of P3.3 million commencing at the end of the 9th month from drawdown date
Interest - Prevailing lending rate; interest in arrears; subject to repricing and payable monthly

THE PHILODRILL CORPORATION
SCHEDULE H1 - LOANS PAYABLE
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	67,093,753				67,093,753
Rizal Commercial Banking Corp.	29,871,796			(10,642)	29,861,154
Penta Capital Investment Corp.	70,859,432	601,227			71,460,659
Bank of the Philippine Islands	28,542,500				28,542,500
	196,367,481	601,227	0	(10,642)	196,958,066

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	6,136,647	2,225,290	3,238,959		672,398				
less allowance for doubtful accounts	0								
Net Trade Receivables	6,136,647	2,225,290	3,238,959	0	672,398	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	523,636	31,878	95,444	22,647		373,667			
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	523,636	31,878	95,444	22,647	0	373,667	0	0	0
Net Receivables	6,660,283	2,257,168	3,334,403	22,647	672,398	373,667	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receviables 1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables 1) Account with officers and employees	other advances to officers and employees	

Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except for (a) crude oil inventory is stated at market and (b) investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS) which became effective January 1, 2003:

- SFAS No. 10/IAS No. 10, *Events After Balance Sheet Date*, which prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of the authorization for release of the financial statements.



- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.

- SFAS No. 38/IAS No. 38, *Intangible Assets*, which establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. As discussed in Note 7, the Company's associate, the investment in which is accounted for using the equity method, retroactively adjusted its financial statements in view of the adoption of SFAS No. 38/IAS No. 38. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased the Company's retained earnings as of January 1, 2001 by P1.5 million.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2003:

- SFAS No. 21/IAS No. 21, *The Effects of Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21 in 2005 on a retroactive basis. The standard provides that upon adoption in 2005, any unamortized capitalized foreign exchange adjustments will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. Total unamortized foreign exchange adjustments included under "Property and equipment" and "Deferred oil exploration and development costs" accounts amounted to P35.6 million as of December 31, 2003 (see Note 6 and 8).

- SFAS No. 12/IAS No. 12, *Income Taxes*, which prescribes the accounting treatment for income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of deferred tax liability and asset, subject to certain conditions, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased asset. On the other hand, a lessee should charge to expense operating lease payments.

The Company will adopt SFAS No. 12/IAS No. 12 and SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, management does not believe the effect of the adoption of the new standards on the financial statements will be material.



Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Interest

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividend

Dividend income is recognized when the stockholders' rights to receive the payment is established.

Rental income

Rental income is recognized when earned and in accordance with the lease agreement.

Cash

Cash includes cash on hand and with banks.

Receivables

Receivables are stated at face value less allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.

The initial cost of other property and equipment comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the other property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment. When assets are sold or retired, their cost, accumulated depreciation and amortization and allowance for impairment in value are eliminated from the accounts and any gain or loss from their disposal is included in the statements of income.



Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities, shown as part of "Investments – net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership
PentaCapital Investments Corporation (PentaCapital)	40.00%
PentaCapital Holdings, Inc. (Penta Holdings)	15.00%
EDSA Properties Holdings Inc. (EPHI)	9.02%

Associates are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is



amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments

Other investments in shares of stock are carried at cost adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Impairment of Assets

Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.



Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for that asset in prior year.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Provisions

Starting January 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingencies were disclosed.

Related Parties

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.



Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 20 August 2003
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
   Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
   Address of principal office Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱313,245,142

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4. RETIREMENT AND ELECTION OF DIRECTOR

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 20 August 2003, the board accepted the retirement of the Company's Vice Chairman, Mr. Henry A. Brimo, as director of the Company.

To fill up the vacancy, the Board, still constituting a quorum and upon nomination duly made and seconded, unanimously elected Dr. Walter W. Brown as the new director of the Company, to serve the unexpired term of Mr. Brimo until the next election of directors at the Annual Stockholders' Meeting of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **23 January 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. ________ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱318,334,125

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that in an auction sale participated in by the Company today, 23 January 2004, the Company, in settlement of its 82.6 million loan obligation to the Development Bank of the Philippines (DBP) ceded it's 128,266,808 shares of EDSA Properties Holdings, Inc. at a premium over market price.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

AUGUSTO B. SUNICO
EVP & Treasurer

SECURITIES AND EXCHANGE COMMISSION



SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **23 January 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱318,334,125

11. Indicate the item numbers reported herein: **ITEM 9**



ITEM 9. OTHER EVENTS

This is to amend the disclosure earlier submitted to your office with regard to the number of share of EDSA Properties Holdings, Inc. ceded to the Development Bank of the Philippines (DBP); the correct number of shares being 201,378,888 shares instead of 128,266,808 shares.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

AUGUSTO B. SUNICO
EVP & Treasurer





SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **30 January 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. ________ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱253,534,975

11. Indicate the item numbers reported herein: **ITEM 9**


PHILIPPINE STOCK EXCHANGE, INC.
RECEIVING AREA
Received by:
OSCAR L. GOMEZ
3:22 pm



ITEM 9. OTHER EVENTS

Attached is the certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

CERTIFICATION

Pursuant to the provisions of our Corporate Governance Manual required under Securities and Exchange Commission Memorandum Circular No. 2 dated April 05, 2002, I hereby certify that:

1. Compliance with SEC Memorandum Circular No. 2 dated April 5, 2002, as well as all relevant Circulars on Corporate Governance have been monitored;

2. The Philodrill Corporation, its directors, officers and employees complied with all the leading practices and principles on good corporate governance as embodied in the company's Manual;

3. The Philodrill Corporation also complied with the appropriate performance self-rating assessment and performance evaluation system to determine and measure compliance with the Manual;

4. There are no major deviations from the adopted Manual on Corporate Governance; and,

5. All members of the Board of Directors, as well as Senior Management officers, completed and were duly certified to have attended a 2-day special seminar on Corporate Governance.

AUGUSTO B. SUNICO
Executive Vice President & Treasurer

SUBSCRIBED AND SWORN to before me this 30th day of January 2004 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 14188320 issued on January 16, 2004 at Mandaluyong City.

Doc. No. 261;
Page No. 58;
Book No. 82;
Series of 2004.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0255783
ISSUED ON 1-05-04
MANDALUYONG CITY

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **18 February 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,218,350

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") has scheduled the holding of the ***Annual Stockholders' Meeting ("ASM")*** of the Company on ***23 June 2004, Wednesday,*** with the time and venue thereof to be announced subsequently by the Company. By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and to vote at said Meeting, is ***26 March 2004***.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **17 March 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 17 March 2004, the Board approved the following resolutions:

> "**RESOLVED**, as it is hereby resolved, to adopt Section 4.2 of the Revised Disclosure Rules entitled "Selective Disclosure of Material Information" as part of the Company's Code of Corporate Governance.
>
> **RESOLVED FURTHER**, that a Memorandum Circular implementing this resolution be circulated to the Company's Directors, Officers and Staff."

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER



1. **22 March 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:38683 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation (the "Company"), together with other members of the consortium, has signed a Farmout Agreement with Rock Oil International, Inc. ("ROII"), covering the terms and conditions for ROII's earning of additional interests in Service Contract No. 6A. Said agreement has been submitted to the Department of Energy ("DOE") for registration and approval, which is still currently pending.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **22 March 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:38683 3. BIR Tax Identification No. 041-000-315-612

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation (the "Company"), together with other members of the consortium, signed an Option Agreement with Alcorn Phils., Inc., Alcorn Production (Phils.), Inc., Altisima Energy, Inc. and VAALCO Energy, Inc. (collectively, the "VAALCO Group") covering the terms and conditions for the assumption by, and transfer to, the Filipino partners and Nido Petroleum (Phils.) Pty. Ltd of the interests of the VAALCO Group in Service Contract Nos. 6, 6B and 14. Subject to a due diligence undertaking, the Closing Date for the transfer will be on 30 April 2004.

We have been verbally advised that VAALCO Energy, Inc., the parent company of the VAALCO Group, has signed the said Option Agreement in the US, although we have not received nor seen a fax copy of the signed Option Agreement nor of the signature page of the said agreement. Be that as it may, we are making this disclosure in anticipation of confirming the effectivity of the agreement upon receipt of a fully signed copy of the Option Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



SECURITIES AND EXCHANGE COMMISSION



SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 March 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that the Company's Internal Auditor, Julie Ochoa-Lapina has tendered her resignation effective April 16, 2004. She will move to another company in furtherance of her career objectives.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary





SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 March 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our SEC Form 17-C dated 18 February 2004, please be advised that THE PHILODRILL CORPORATION (the "Company") will hold its ***Annual Stockholders' Meeting ("ASM") on 23 June 2004, Wednesday, 3:00 p.m., at the La Colina Room, Valle Verde Country Club,*** Capt. H. Javier Street, Bo. Oranbo, Pasig City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **31 March 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**



ITEM 9. OTHER EVENTS

We are submitting herewith a certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



Republic of the Philippines
DEPARTMENT OF ENERGY

30 March 2004

CERTIFICATION

TO WHOM THIS MAY CONCERN:

This is to certify that **The Philodrill Corporation**, a company organized and existing under the laws of the Republic of the Philippines, is a member of the following valid and subsisting petroleum Service Contracts (SC), either in its capacity as Operator or Consortium member:

SC 6 (Cadlao Production Block)	Consortium member
SC 6A (Octon Block)	Operator
SC 6B (Bonita Block)	Consortium member
SC 14A (Nido Block)	Consortium member
SC 14B (Matinloc Block)	Consortium member
SC 14B-1 (North Matinloc)	Consortium member
SC 14C (West Linapacan)	Consortium member
SC 14 (Tara Block)	Consortium member
SC 14 (Libro Block)	Consortium member
SC 41 (Sulu Sea)	Consortium member

This certification is being issued to The Philodrill Corporation for whatever legal purpose it may serve.

RANILO P. ABANDO
Director
Energy Resource Development Bureau

ECD/UO



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **31 March 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**



ITEM 9. OTHER EVENTS

We are submitting herewith one (1) pc. CD-ROM List of Stockholders as of March 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 April 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** 1550
   Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱255,407,243

11. Indicate the item numbers reported herein: **ITEM 9**



ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of March 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

March 31, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,165*
Number of Shareholders owning at least one (1) Board lot each	3,699

* Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	0.105 to 0.25
Market Price as of March 31, 2004	₱0.14
Shares per Board Lot	10,000

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(C) THEREUNDER

1. **03 May 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** 1550
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱256,355,445

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that pursuant to the Option Agreement signed last 22 March 2004 (please refer to our disclosure of same date) and the due diligence undertaken thereunder. The Philodrill Corporation (the "Company"), together with the other remaining members of the consortium, signed a Purchase and Sale Agreement (the "Agreement") with Alcorn Phils., Inc., Alcorn (Production) Phils., Inc., Altisima Energy, Inc. and VAALCO Energy, Inc. (collectively, the "VAALCO Group") covering the terms and conditions for the assumption by, and transfer to, the Filipino partners and Nido Petroleum (Phils.) Pty. Ltd. of the interests of the VAALCO Group in Service Contract Nos. 6, 6B and 14.

We have been verbally advised that VAALCO Energy, Inc, the parent company of the VAALCO Group, has signed the said Option Agreement in the US although we have not received nor seen a fax copy of the signed Agreement nor of the signature page of the said agreement. Be that as it may, we are making this disclosure in anticipation of confirming the effectivity of the agreement upon receipt of a fully signed copy of the Agreement within today.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 May 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱256,355,445

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of April 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

April 30, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,162*
Number of Shareholders owning at least one (1) Board lot each	3,695

* Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		0.105 to 0.25
Market Price as of April 30, 2004	A	₱0.15
	B	0.16
Shares per Board Lot		10,000

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **12 May 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱257,233,466

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 12 May 2004, the Board approved the amendment of the Company's By-Laws to incorporate SRC Rule 38 (Nomination and Election of Independent Director).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **03 June 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱257,233,466

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of May 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

May 31, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,163*
Number of Shareholders owning at least one (1) Board lot each	3,693

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		0.105 to 0.25
Market Price as of May 31, 2004	A	₱0.15
	B	0.18
Shares per Board Lot		10,000

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **21 June 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. 38683   3. BIR Tax Identification No. 041-000-315-612

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱257,233,466

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that Unocal Sulu, Ltd. as Operator of Service Contract 41 ("SC 41") has spudded the Zebra #1 well located in the Sulu Sea. Barring any technical difficulties and weather problems, the well is anticipated to reach its target depth within a week from today.

The Philodrill Corporation has a 2.322% Participating Interest in SC41.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **23 June 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱258,054,752

11. Indicate the item numbers reported herein: **ITEM 4**

ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

At the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") today, 23 June 2004, 3:00 p.m. at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2005:

ALFREDO C. RAMOS
PRESENTACION S. RAMOS
AUGUSTO B. SUNICO
MAXIMO G. LICAUCO III
TEODORO L. LOCSIN, JR.*
WALTER W. BROWN
GERARD H. BRIMO
NICASIO I. ALCANTARA
HONORIO A. POBLADOR III*

**Messrs. Poblador and Locsin are the Company's Independent Directors*

At the Organizational Meeting of the Board of Directors of the Company held on 23 June 2004 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
AUGUSTO B. SUNICO	Executive Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary
VIOLETA B. DE LEON	Internal Auditor

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **30 June 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱258,054,752

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

Please be advised that The Philodrill Corporation was appointed as one of the three JOINT OPERATORS of Service Contracts Nos. 14 and 6. The other two were Basic Consolidated, Inc. and Oriental Petroleum and Minerals, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary


RECEIVED
2004 OCT -5 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE
2004 JUL 5 PM 2:20

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 July 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱257,233,466

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
July 5, 2004
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of June 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

June 30, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,153*
Number of Shareholders owning at least one (1) Board lot each	3,684

* Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	0.105 to 0.25	
Market Price as of June 30, 2004	A	P0.22
	B	0.26
Shares per Board Lot		10,000

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of June 30, 2004

Name	Position	No. of Shares	Total Issued & Oustanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%

Stockholders Owning 5% or more

Name	No. of Shares	Total Issued & Oustanding
PCD Nominee Corporation	323,331,404	21.065%
National Bookstore, Inc.	259,157,603	16.884%
Vulcan Industrial & Mining Corp.	205,876,535	13.413%
Philex Mining Corporation	174,403,750	11.362%
	967,185,044	63.011%

Total Issued & Oustanding shares	1,534,944,016
Total No. of STH as June 30, 2004	11,153
No. of STH owning one board lot (Board lot 10,000)	3,684

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **21 July 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

   6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱258,054,752

11. Indicate the item numbers reported herein: **ITEM 4**

ITEM 4. APPOINTMENT OF OFFICERS

In reply to your letter dated 25 June 2004, which we received 15 July 2004, please be advised that at the Annual Meeting of Stockholders' of THE PHILODRILL CORPORATION (the "Company") held last **23 June 2004**, 3:00 p.m. at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2005:

ALFREDO C. RAMOS
PRESENTACION S. RAMOS
AUGUSTO B. SUNICO
MAXIMO G. LICAUCO III
TEODORO L. LOCSIN, JR.*
WALTER W. BROWN
GERARD H. BRIMO
NICASIO I. ALCANTARA
HONORIO A. POBLADOR III*

Messrs. Poblador and Locsin are the Company's Independent Directors

Nomination Committee
Members : TEODORO L. LOCSIN, JR., Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
WALTER W. BROWN, Director, Member
REYNALDO E. NAZAREA – VP – Finance & Administration, Non-voting Member

Compensation & Remuneration Committee
Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
MAXIMO G. LICAUCO III, Director, Member

Audit Committee
Members : HONORIO A. POBLADOR III, Independent Director, Chairman
TEODORO L. LOCSIN, JR., Independent Director, Member
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : AUGUSTO B. SUNICO
Internal Auditor : VIOLETA B. DE LEON

At the Organizational Meeting of the Board of Directors of the Company held on 23 June 2004 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
AUGUSTO B. SUNICO	Executive Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **23 June 2004, 21 July 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱258,054,752

11. Indicate the item numbers reported herein: **ITEM 4**

ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

In reply to your letter dated 25 June 2004, which we received 15 July 2004, please be advised that at the Annual Meeting of Stockholders' of THE PHILODRILL CORPORATION (the "Company") held last **23 June 2004**, 3:00 p.m. at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2005:

ALFREDO C. RAMOS	WALTER W. BROWN
PRESENTACION S. RAMOS	GERARD H. BRIMO
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA
MAXIMO G. LICAUCO III	HONORIO A. POBLADOR III*
TEODORO L. LOCSIN, JR.*	

Messrs. Poblador and Locsin are the Company's Independent Directors

At the Organizational Meeting of the Board of Directors of the Company held on 23 June 2004 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
AUGUSTO B. SUNICO	Executive Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

At the Regular Meeting of the Board of Directors of the Company held on 21 July 2004, the following Directors were nominated to become members of the Corporate Governance Committee indicated opposite their names:

Nomination Committee

Members : TEODORO L. LOCSIN, JR., Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
WALTER W. BROWN, Director, Member
REYNALDO E. NAZAREA – VP – Finance & Administration, Non-voting Member

Compensation & Remuneration Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
MAXIMO G. LICAUCO III, Director, Member

Audit Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
TEODORO L. LOCSIN, JR., Independent Director, Member
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : AUGUSTO B. SUNICO

Internal Auditor : VIOLETA B. DE LEON

A separate report will be submitted as soon as the above-named Directors nominated to the foregoing Committees have accepted their nominations.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary


CENTRAL RECEIVING
UNIT

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 July 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱256,946,030

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation (the "Company") has been appointed Operator of Service Contract Nos. 14, 6 and 6B, subject to written confirmation by all members of the three (3) consortia, which we are now awaiting.

We shall advise the SEC accordingly if and when we receive all the written confirmation of the members of Service Contract Nos. 14, 6 and 6B consortia.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 August 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱256,946,030

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of July 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

July 30, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,142*
Number of Shareholders owning at least one (1) Board lot each	3,672

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		0.105 to 0.25
Market Price as of July 30, 2004	A	₱0.22
	B	0.20
Shares per Board Lot		10,000

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of July 31, 2004

Name	Position	No. of Shares	Total Issued & Oustanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%

Stockholders Owning 5% or more

Name	No. of Shares	Total Issued & Oustanding
PCD Nominee Corporation	324,645,997	21.150%
National Bookstore, Inc.	259,157,603	16.884%
Vulcan Industrial & Mining Corp.	205,876,535	13.413%
Philex Mining Corporation	174,403,750	11.362%
	968,499,637	**63.097%**

Total Issued & Oustanding shares	1,534,944,016
Total No. of STH as July 31, 2004	11,142
No. of STH owning one board lot (Board lot 10,000)	3,672




CENTRAL RECEIVING
UNIT
Received by:

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **03 September 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱257,858,490

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of August 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

August 31, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,129*
Number of Shareholders owning at least one (1) Board lot each	3,657

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		0.105 to 0.25
Market Price as of August 31, 2004	A & B	P0.21
Shares per Board Lot		10,000

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of August 31, 2004

Name	Position	No. of Shares	Total Issued & Oustanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%

Stockholders Owning 5% or more

Name	No. of Shares	Total Issued & Oustanding
PCD Nominee Corporation	329,372,441	21.458%
National Bookstore, Inc.	259,157,603	16.884%
Vulcan Industrial & Mining Corp.	205,876,535	13.413%
Philex Mining Corporation	174,403,750	11.362%
	973,226,081	63.405%

Total Issued & Oustanding shares	1,534,944,016
Total No. of STH as August 31, 2004	11,129
No. of STH owning one board lot (Board lot 10,000)	3,657



FILE NO. 82-2579

SENT BY MAIL / FAX / E-MAIL / PARCEL 7272990 ON 9/22 4:40 pm

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 22 September 2004
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱258,763,718

11. Indicate the item numbers reported herein: ITEM 4 & 9

ITEM 4 APPOINTMENT OF OFFICERS

Further to our SEC Form 17-C dated 23 June 2004 & 21 July 2004, please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 22 September 2004, all the officers name below have accepted their respective appointments:

Nomination Committee

Members : TEODORO L. LOCSIN, JR., Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
WALTER W. BROWN, Director, Member
REYNALDO E. NAZAREA – VP – Finance & Administration, Non-voting Member

Compensation & Remuneration Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
MAXIMO G. LICAUCO III, Director, Member

Audit Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
TEODORO L. LOCSIN, JR., Independent Director, Member
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : AUGUSTO B. SUNICO

Internal Auditor : VIOLETA B. DE LEON

ITEM 9 OTHER EVENTS

Further to our SEC Form 17-C dated 26 July 2004, please be advised that the Department of Energy (DOE) has approved the appointment of Basic Consolidated, Inc., Oriental Petroleum & Minerals Corporation and The Philodrill Corporation as Joint Operators of Service Contract Nos. 6, 6B and 14.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION



SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 27 September 2004
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683   3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
   Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
   Address of principal office   Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone number, including area code

9. N.A.
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱258,763,718

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that THE PHILODRILL CORPORATION (the "Company"), together with the other members of the consortium of Service Contract No. 14, Block C (Galoc Block), have signed a Farmin Agreement (the "Agreement") with Team Oil Ltd. and Cape Energy Pty Ltd.

The agreement will be submitted for consideration at the next regular meeting of the Company's Board of Directors in October 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS

INFORMATION STATEMENT PURSUANT TO SECTION 20
OF THE SECURITIES REGULATION CODE

1. Check the appropriate box:

   [ ] Preliminary Information Statement

   [x] Definitive Information Statement

2. Name of Registrant as specified in its charter THE PHILODRILL CORPORATION

3. Philippines
   Province, country or other jurisdiction of incorporation or organization

4. SEC Identification Number 38683

5. BIR Tax Identification Code 041–000–315–612

6. 8th–9th Flrs., Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
   Address of principal office Postal Code

7. Registrant's telephone number, including area code (632) 631-8151 to 52; 631-1801 to 05

8. June 23, 2004, 3:00 P.M. at La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines
   Date, time and place of the meeting of security holders

9. Approximate date on which the Information Statement is first to be sent or given to security holders May 23, 2004

10. *In case of Proxy Solicitations:*

    Name of Person Filing the Statement/Solicitor: THE PHILODRILL CORPORATION

    Address and Telephone No.: 8th–9th Flrs., Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550

11. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Loans Payable	₱257,233,466.00

12. Are any or all of registrant's securities listed in a Stock Exchange?

Yes ___X___ No ________

If yes, disclose the name of such Stock Exchange and the class of securities listed therein:

____

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

PROXY STATEMENT

PART I

A. GENERAL INFORMATION

Item 1. **Date, time and place of meeting of security holders.**

(a) The 2004 Annual Meeting of Stockholders (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 23 June 2004, 3:00 p.m., at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bgy. Oranbo, Pasig City 1604, Philippines. The complete mailing address of the principal office of the Company is 8th-9th Floors, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

(b) This Proxy Statement and the accompanying Proxy Form will first be sent or given to security holders at least one (1) month prior to the date of the Meeting, in accordance with the Company's Amended By-Laws, or on or before 23 May 2004.

Item 2. **Dissenters' Right of Appraisal**

A stockholder has the right to dissent and demand payment of the fair value of his shares: (i) in case any amendment to the Company's articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) in case of any sale, lease, mortgage or disposition of all or substantially all of the corporate property or assets; and, (iii) in case of merger or consolidation.

NO CORPORATE ACTION is being proposed or submitted in the Meeting that may call for the exercise of a stockholder's right of appraisal.

If, at any time after this Proxy Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise such right must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his certificates of stock. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

Item 3. **Interest of Certain Persons in or Opposition to Matters to be Acted Upon**

(a) At any time since the beginning of the last fiscal year, NO director or officer, nominee for election as director, or associate of such director, officer or nominee, of the Company has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

(b) As of the date this Proxy Statement is first given to stockholders of record, NO director of the Company has informed the Company in writing that he intends to oppose any action to be taken by the Company at the meeting.

B. CONTROL AND COMPENSATION INFORMATION

Item 4. **Voting Securities and Principal Holders Thereof**

The Company has two (2) classes of shares - Class "A" and Class "B" shares - identical in all respects, except that Class "A" shares are issued and transferable only to Philippine Nationals, while Class "B" shares may be issued and transferred either to Philippine Nationals or to foreign nationals; *provided*, that Class "B" shares shall not be issued in excess of forty percent (40%) of the Company's outstanding capital stock.

(a) As of the Record Date, the outstanding capital stock of the Company is 1,534,944,016 shares, consisting of 918,569,839 Class "A" shares and 616,374,177 Class "B" shares. Each share of either class is entitled to one (1) vote.

(b) The Record Date, with respect to this solicitation, is 26 March 2004. Only stockholders of record as at the close of business on 26 March 2004 are entitled to notice of, and to vote at, the Meeting.

(c) A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer books of the Company as of the Record Date, for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided*, that the whole number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the whole number of directors to be elected.

If a stockholder made no choice in any or all of the matters submitted for his vote or approval as stated in the Proxy Form, discretionary authority to vote any and all the shares of the stockholder, cumulatively or otherwise, in favor of the proxy named and appointed by the stockholder in the Proxy Form is solicited.

(d) **Security Ownership of Certain Record and Beneficial Owners**. The following persons are known to the Company to be directly or indirectly the record or beneficial owner of more than 5% of the Company's voting securities as of April 30, 2004:

Title of Class	Name and address of record owner and relationship with Issuer	Name of Beneficial Owner and relationship with record owner	Citizenship	Number of shares held	Percent
Total A & B	PCD Nominee Corporation Makati Stock Exchange Bldg. 6767 Ayala Avenue, Makati City Stockholder of record	Various clients (see note A)	Filipino	317,523,912 (of record)	20.68%
Total A & B	National Book Store, Inc. 4th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City Stockholder of record	National Book Store, Inc. (see Note B)	Filipino	259,157,603 (of record)	16.88%
Total A & B	Vulcan Industrial & Mining Corp. 9th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City Stockholder of record	Vulcan Industrial & Mining Corp. (see Note B)	Filipino	205,876,535 (of record)	13.41%
Total A & B	Philex Mining Corporation Brixton cor. Fairlane Sts. Pasig City	Philex Mining Corporation (see Note B)	Filipino	174,403,750 (of record)	11.36%

Note A: The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice, PCNC itself, as a juridical entity, does not vote the number of shares registered in its name; instead, PCNC issues a general proxy nominating, constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of Record Date. Based on PCNC's books, there are 140 beneficial owners of the Company's voting securities but there is NO single person/entity owning at least 5% of the Company's voting securities as of Record Date.

Note B: The respective proxies of National Book Store, Inc., Vulcan Industrial & Mining Corp. and Philex Mining Corp. are appointed by their respective Board of Directors, and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Augusto B. Sunico have been appointed proxies for Vulcan Industrial Mining Corp. and National Book Store, Inc., while Mr. Henry A. Brimo and/or Mr. Gerard H. Brimo have been appointed proxies for Philex Mining Corp.

(e) **Voting Trust Holders of 5% or More**. To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

(f) **Security Ownership of Management**. The Company's directors (D), Chief Executive Officer (CEO), four most highly compensated executive officers (O) and nominees (N) own the following number of voting shares as of April 30, 2004:

Title of Class	Name of beneficial owner	Amount and nature of Beneficial ownership	Citizenship	Percent of class
Total A & B	Alfredo Ramos (D/CEO/N)	107,074	Filipino	< 0.010%
Total A & B	Augusto Sunico (D/O/N)	16,511	Filipino	< 0.010%
Total A & B	Gerard Brimo (D/N)	224,250	Filipino	0.014%
Total A & B	Presentacion Ramos (D/N)	1,000	Filipino	< 0.010%
Total A & B	Nicasio Alcantara (D/N)	3,632,000	Filipino	0.236%
Total A & B	Honorio Poblador III (D/N)	299,000	Filipino	0.019%
Total A & B	Maximo Licauco III (D/N)	124,461	Filipino	< 0.010%
Total A & B	Walter Brown (D/N)	10,000	Filipino	< 0.010%
Total A & B	Teodoro Locsin, Jr. (D/N)	804	Filipino	< 0.010%
Total A & B	Francisco A. Navarro (O)	NIL	Filipino	NIL
Total A & B	Reynaldo E. Nazarea (O)	NIL	Filipino	NIL

As of the Record Date, the aggregate number of shares owned by the Company's directors, Chief Executive Officer, four (4) most highly compensated executive officers and nominees, of record, is 4,415,100 shares or approximately 0.28% of the Company's outstanding capital stock.

Other than those shares appearing on record in the names of the above persons, the Company is not aware of any other shares which such persons may have the right to acquire beneficial ownership of.

There has been NO CHANGE in the control of the Company since the beginning of the last fiscal year.

Item 5. **Directors and Executive Officers**

(a) **Directors, Executive Officers, Promoters and Control Persons.**

The names, ages, citizenship, positions and periods of service of all directors, executive officers and persons nominated or chosen to become such are as follows:

Name	Age	Citizenship	Position	Period of service as such officer	
				From	To
Alfredo C. Ramos	60	Filipino	Chairman of the Board	02 December 1992	Present
			President	24 April 1989	Present
Augusto B. Sunico	75	Filipino	Director	18 May 1984	Present
			EVP & Treasurer	24 April 1989	Present
Walter W. Brown	65	Filipino	Director	20 August 2003	Present
Gerard H. Brimo	52	Filipino	Director	30 October 1985	Present
Presentacion S. Ramos	62	Filipino	Director	28 May 1997	Present
Nicasio I. Alcantara	61	Filipino	Director	16 December 1991	Present
Honorio A. Poblador III	58	Filipino	Director	18 November 1992	Present
			Independent Director	2002	Present
Maximo G. Licauco III	54	Filipino	Director	29 November 1988	Present

Teodoro L. Locsin, Jr.	55	Filipino	Director	29 November 1988	Present
			Independent Director	2002	Present
Francisco A. Navarro	61	Filipino	VP-Exploration	7 December 1987	Present
Reynaldo E. Nazarea	53	Filipino	VP-Finance & Admin.	7 December 1987	Present

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

Except for Dr. Walter W. Brown, all the Company's directors named above were elected during the 2003 Annual Meeting of Stockholders held on 25 June 2003 and have since served in such capacity. Dr. Brown was elected director on August 20, 2003 to replace Mr. Henry A. Brimo who retired as director effective as of the same date.

To the extent known to the Company, there are NO arrangements that may result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 25 June 2003, except for the election of Dr. Walter W. Brown as director on 20 August 2003, replacing Mr. Henry A. Brimo who retired effective as of the same date.

Independent Directors

Pursuant to SRC Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Honorio A. Poblador III and Teodoro L. Locsin, Jr.

In accordance with the guidelines set by the Nomination Committee and approved by the Board of Directors, the Nomination Committee received the names of candidates for nominees as independent director of the Company. Based on the policies and parameters adopted by the Nomination Committee for screening nominees for independent directorship, the final list of candidates, with the information required under under Part IV(A) and (C) of Annex "C" of SRC Rule 12, is herewith attached.

Mr. Christopher M. Gotanco nominated Mr. Teodoro L. Locsin, Jr., while Mr. Patrick V. Caoile nominated Mr. Honorio A. Poblador III, for election as independent directors of the Company for the ensuing fiscal year 2004.

Business Experience During the Past Five (5) Years of Executive Officers and Persons Nominated to Become Directors

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and

distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Dr. Walter W. Brown was elected director of the Company in August 2003 to replace Mr. Henry A. Brimo who retired as director. Dr. Brown is presently the Chairman & CEO of Philex Mining Corporation. For the past five (5) years, he has served as a director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing.

Mr. Gerard H. Brimo is a Director of the Company. For the past five (5) years he has served as a director and/or executive officer, and maintained business interests, in companies involved in mining, property development, stock transfer services, non-life insurance and oil and gas exploration, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Atty. Augusto B. Sunico is a Director and the Executive Vice President and Treasurer of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Mr. Maximo G. Licauco III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer of companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, cards and novelty items, property development, financial services, oil and gas exploration, and mining, among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications, property development and diversified holdings, among others.

Mr. Teodoro L. Locsin, Jr. is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representatives of Congress, among others.

Mr. Francisco A. Navarro is the Company's Vice President for Exploration. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the Company's Vice President for Finance and Administration. For the past five (5) years, he has served as a director of companies involved in financial services and property development.

Directors with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corp.* *Atlas Consolidated Mining & Dev't. Corp.* *Edsa Properties Holdings, Inc.* *Kuok Philippine Properties, Inc.* *MRT Development Corporation* *MRT Holdings, Inc.*	*Metro Rail Transit Corp.* *Penta Capital Investment Corp.* *Penta Capital Finance Corp.* *Philippine Seven Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Walter W. Brown	*A. Brown Co., Inc.* *Philippine Realty & Holdings Corporation*	*Philex Mining Corporation*
Augusto B. Sunico	*Alakor Securities Corporation* *Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Manuel L. Quezon University*	*Penta Capital Investment Corp.* *Penta Capital Finance Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Gerard H. Brimo	*Philex Mining Corporation* *Sucat Land Corporation*	*Phil. Realty & Holdings Corp.*
Presentacion S. Ramos	*Alakor Securities Corp.*	*Anglo Philippine Holdings Corp.*
Nicasio I. Alcantara	*Alcor Transport Corporation* *Alsons Aqua Technologies, Inc.* *Alsons Corporation* *Alsons Development & Investment Corporation* *Alsons Land Corporation* *Alsons Properties Corporation* *Aquasur Resources Corporation* *Banc Asia Capital Corporation* *C. Alcantara & Sons, Inc.*	*Conal Corporation* *Finfish Hatcheries, In.* *Lima Land, Inc.* *Lima Water Corporation* *Petron Corporation* *Sarangani Agricultural Co., Inc.* *Seafront Resources Corporation* *South Star Aviation Company*
Honorio A. Poblador III	*Alsons Consolidated Resources, Inc.* *Philippine Comm. Satellite Corp.*	*Phil. Overseas Telecomm. Corp.*
Maximo G. Licauco III	*Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Penta Capital Investment Corp.*	*Penta Capital Finance Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Teodoro L. Locsin, Jr.	*Independent Daily News, Inc.* *GSIS Mutual Fund*	*L-R Publications, Inc.*

Significant Employees

The Company has not engaged the services of any person who is not an executive officer but who is expected to make significant contributions to the business of the Company. The business of the Company is not highly dependent on the services of certain key personnel and there are no arrangements to assure that these persons will remain with the Company and not compete upon termination.

Family Relationships

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Mrs. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico, Director, EVP and Treasurer, and Mr. Maximo G. Licauco III, Director.

Involvement in Certain Legal Proceedings

For the past five (5) years up to the date this Proxy Statement is first given to stockholders, the Company is NOT aware of:

(1) Any bankruptcy petition filed by or against any business of which any director, nominee for election as director, executive officer, underwriter or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction by final judgment, including the nature of the offense, in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses involving any director, nominee for election as director, executive officer, underwriter or control person of the Company;

(3) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities or banking activities; and,

(4) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign Exchange or other organized trading market or self regulatory organization, to have violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

Certain Relationships and Related Transactions

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as a director, or owner of more than 10% of the Company's voting securities, or voting trust holder of 10% or more of any class of the Company's securities, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

Parent of the Company

NO person holds more than 50% of the Company's voting securities, and the Company has no parent company.

(b) Resignation or Declination to Stand for Re-Election

Since the Company's last Annual Meeting of Stockholders held on 25 June 2003 and, with respect to Dr. Walter W. Brown, since 20 August 2003, NONE of the elected directors has resigned nor declined to stand for re-election to the Board of Directors. Mr. Henry A. Brimo has retired as director of the Company effective 20 August 2003 and was replaced on the same date by Dr. Walter W. Brown.

Item 6. Compensation of Directors and Executive Officers

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2002 and 2003) and the ensuing fiscal year (2004) are:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos	Chairman/President				
*Henry A. Brimo	Vice Chairman				
Augusto B. Sunico	EVP & Treasurer				
Francisco A. Navarro	VP, Exploration				
Reynaldo E. Nazarea	VP, Finance & Admin.				
		2002	2,262,442	-	-
		2003	1,139,005	-	-
		2004 (est.)	1,252,905	-	-
All officers and directors as a group unnamed		2002	3,455,964	-	-
		2003	2,395,237	-	-
		2004 (est.)	2,634,760		

**Retired effective August 20, 2003*

For the years 2002 and 2003, there were no bonuses and other compensation paid to directors and executive officers, EXCEPT for the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱1,600.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Augusto B. Sunico, Francisco A. Navarro and Reynaldo E. Nazarea, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws, there are no compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the executive officers' responsibilities following a change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Item 7. **Independent Public Accountants**

Mr. Jaime F. Del Rosario of SyCip Gorres Velayo & Company ("SGV") is recommended to stockholders for appointment as principal accountant of the Company for 2004.

Mr. Jose Carlitos G. Cruz of SGV was the Company's principal accountant for 2003. During the Company's two (2) most recent fiscal years or any subsequent interim period, there have been no changes in, nor disagreements with accountants, on accounting and financial disclosure. Mr. Jose Carlitos G. Cruz of SGV has been the Company's independent external auditor for the past five (5) years, including the fiscal year most recently completed. The Company never had any disagreement with Mr. Jose Carlitos G. Cruz of SGV on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

Messrs. Del Rosario and Cruz, together with other representatives from SGV, are expected to be present at the Meeting and they will have the opportunity to make a statement if they desire to do so and such representatives are expected to be available to respond to appropriate questions.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant on whom the principal accountant expressed reliance in its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

The Company did not engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

In compliance with SEC Memorandum Circular No. 8, Series of 2003 (Rotation of External Auditors), Mr. Jaime F. Del Rosario of SGV is recommended to stockholders for appointment as independent external auditor for fiscal year 2004.

Item 8. **Compensation Plans**

NO ACTION is to be taken with respect to any plan pursuant to which cash or non-cash compensation may be paid or distributed.

C. ISSUANCE AND EXCHANGE OF SECURITIES

Item 9. **Authorization or Issuance of Securities Other Than for Exchange**

NO ACTION is to be taken with respect to the authorization or issuance of any securities.

Item 10. **Modification or Exchange of Securities**

NO ACTION is to be taken with respect to the modification of any class of securities of the Company, or the issuance of authorization for issuance of one class of securities of the Company in exchange for outstanding securities of another class.

Item 11. **Financial and Other Information**

See the Company's 2003 Annual Report on SEC Form 17-A accompanying this Proxy Statement.

Item 12. **Mergers, Consolidations, Acquisitions and Similar Matters**

NO ACTION is to be taken with respect to any transaction involving the following:

(a) the merger or consolidation of the Company into or with any other person, or of any other person into or with the Company;

(b) the acquisition by the Company or any of its security holders of securities of another person;

(c) the acquisition by the Company of any other going business or of the assets thereof;

(d) the sale or other transfer of all or any substantial part of the assets of the Company; or,

(e) the liquidation or dissolution of the Company.

Item 13. **Acquisition or Disposition of Property**

NO ACTION is to be taken with respect to the acquisition or disposition of any property.

Item 14. **Restatement of Accounts**

The 2002 and 2001 audited financial statements of the Company were restated to make them comply to the new GAAP rules since the SEC does not accept for filing the financial statements of public compafiies which contain qualifications due to non-compliance with GAAP rules.

For 2002, the restated net loss of the Company amounted to ₱21.3 million, which is ₱6.5 million higher than previously reported. The adjustment in the Company's operating results for 2002 is attributable to the direct charging of the market decline of ₱10.1 million on the Company's CJH shareholdings against the income statement, where previously the said amount was a balance sheet entry charged against stock valuation reserves. This was however partly offset by an upward adjustment of ₱3.6 million resulting from a restatement of the 2002 net income of the Company's affiliate, EDSA Properties Holdings, Inc.

In 2001, the restated net loss of the Company amounted to ₱57.7 million, which is ₱36.5 million higher than previously reported, due to a downward adjustment in the equitized income from PentaCapital Investment Corp. In 2001, PentaCapital Investment Corp. directly charged some ₱91.4 million worth of valuation reserves on various receivables and other assets against its retained earnings. This was, in turn, likewise taken up by the Company as a direct retained earnings charge. The new GAAP rules require that this item be shown instead as an Income Statement charge and, as such, resulting in the restatement of the Company's bottomline for 2001. The restatement, however, had no effect on the retained earnings balance of the Company for 2001.

NO ACTION is to be taken with respect to the restatement of any asset, capital, or surplus account of the Company.

D. OTHER MATTERS

Item 15. **Action With Respect to Reports**

The following matters shall be submitted to the stockholders for approval/ratification at the Meeting:

(1) Minutes of the 2003 Annual Stockholders' Meeting;

Approval of the Minutes of the 2003 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up at the 2003 Annual Stockholders' Meeting, which have already been approved.

(2) Annual Report for the year ended 31 December 2003 (a copy containing the information required by SRC Rule 17A is enclosed).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(3) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (25 June 2003) to the present (23 June 2004):

(a) Appointment of Company's representative to the Annual Stockholders Meeting of Anglo Philippine Holdings Corporation (July 23, 2003)

(b) Retirement of Mr. Henry A. Brimo and appointment of Dr. Walter W. Brown (August 20, 2003)

(c) Renewal of Credit Facilities with Bank of the Philippine Islands (September 17, 2003)

(d) Appointment of Company's authorized signatories for all bank accounts (September 17, 2003)

(e) SEC findings on 2002 Financial Statements (February 18, 2004);

(f) Setting of the Annual Stockholders' Meeting (February 18, 2004);

(g) Adoption of Section 4.2 of the Revised Disclosure Rules (Selective Disclosure of Material Information) as part of the Company's Code of Corporate Governance (March 17, 2004);

(h) Issuance of Corporate Guarantee to secure the principal amount of the bond in connection with labor case involving SC 14 consortium; and,

(i) Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors (12 May 2004);

(3) Continued engagement of the Company in oil, gas and mineral exploration, development and allied activities, and/or in any and all its secondary purposes under its Amended Articles of Incorporation;

(4) Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors; and,

SRC Rule 38(8)(F), implementing Sec. 38 of the Securities Regulation Code ("SRC"), requires covered companies to amend their by-laws in accordance with the provisions of said SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors.

A copy of the proposed amendments to the Company's By-Laws is provided in Item 17 below.

(5) Appointment of Mr. Jaime F. Del Rosario of SGV & Company as the Company's independent auditor.

Item 16. **Matters Not Required to be Submitted**

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Item 17. **Amendment of Charter, By-Laws or Other Documents**

Article II of the Company's By-Laws is proposed to be amended by adding a new Section 9 to read as follows:

"SECTION 9 – INDEPENDENT DIRECTORS. The Company shall have two (2) independent directors or at least 20% of its board size, at any one time, whichever is lesser.

"9.1 Qualifications and Disqualifications. An independent director shall have the following qualifications and disqualifications:

"(a) Apart from his fees and shareholdings, he is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the Company;

"(b) He shall own in his name at least one (1) share of stock of the Company;

"(c) He shall be at least twenty one (21) years old;

"(d) He shall be at least a college graduate or he shall have been engaged or exposed to the business of the Company for at least five (5) years;

"(e) He shall possess integrity and probity;

"(f) *He shall be assiduous;*

"(g) *He is not a director or officer of the Company or of its related companies or any of its substantial shareholders (other than as an independent director of any of the foregoing);*

"(h) *He does not own more than two percent (2%) of the shares of the Company or of its related companies or any of its substantial shareholders;*

"(i) *He is not related to any director, officer or substantial shareholder of the Company, any of its related companies or any of its substantial shareholders. For this purpose, relatives include spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;*

"(j) *He is not acting as a nominee or representative of a director or substantial shareholder of the Company, and/or any of its related companies, and/or any of its substantial shareholders, pursuant to a Deed of Trust or any contract or arrangement;*

"(k) *He has not been employed in any executive capacity by the Company, any of its related companies, and/or by any of its substantial shareholders within the last five (5) years;*

"(l) *He is not retained, either personally or through his firm or any similar entity, as professional adviser by the Company, any of its related companies, and/or any of its substantial shareholders within the last five (5) years;*

"(m) *He has not engaged and does not engage in any transaction with the Company and/or with any of its related companies and/or with any of its substantial shareholders, whether by himself and/or with other persons and/or through a firm of which he is a partner and/or a company of which he is a director or substantial shareholder, other than transactions which are conducted at arms length and are immaterial;*

"(n) *He has not been convicted by final judgment by a competent judicial or administrative body of: (i) any crime involving the purchase or sale of securities (e.g., proprietary or non-proprietary membership certificates, commodity futures contract, interests in a common trust fund, pre-need plans, pension plans, or life plans); (ii) any crime arising out of the person's conduct as an underwriter, broker, dealer, investment company, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, floor broker; and (iii) any crime arising out of his relationship with a bank, quasi-bank, trust company, investment house or as an affiliated person of any of them;*

"(o) *He has not been, by reason of any misconduct, after hearing or trial, permanently or temporarily enjoined by order, judgment or decree of the Securities and Exchange Commission ("SEC") or any court or other administrative body of competent jurisdiction from: (i) acting as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or a floor broker; (ii) acting as a director or officer of a bank, quasi-bank, trust company, investment house, investment company or an affiliated person of any of them; (iii) engaging in or continuing any conduct or practice in connection with any such activity or willfully violating laws governing securities and banking activities. These disqualifications shall also apply when he is currently subject to an effective order of the SEC or any court or other administrative body refusing, revoking or suspending any registration, license or permit issued under the Corporation Code, Securities Regulation Code ("SRC"), or any other law administered by the Commission or Bangko Sentral ng Pilipinas ("BSP"), or under any rule or regulation promulgated by the SEC or BSP, or otherwise restrained to engage in any activity involving securities and banking, or when he is currently subject to an effective order of a self-regulatory organization suspending or expelling him from membership or participation or from associating with a member or participant of the organization;*

"(p) *He has not been finally convicted judicially or administratively of an offense involving moral turpitude, fraud, embezzlement, theft, estafa, counterfeiting, misappropriation, forgery, bribery, false oath, perjury or other fraudulent acts or transgressions;*

"(q) *He has not been found by the SEC or a court or other administrative body to have willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the SRC, the Corporation Code, or any other law administered by the SEC or BSP, or any rule, regulation or order of the SEC or BSP, or who has filed a materially false or misleading application, report or registration statement required by the SEC, or any rule, regulation or order of the SEC;*

"(r) *He has not been judicially declared to be insolvent;*

"(s) *He has not been finally found guilty by a foreign court or equivalent financial regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct listed in Sec. 9.1, paragraphs (n) to (r) hereof;*

"(t) *He is not an affiliated person who is ineligible, by reason of Sec. 9.1, paragraphs (n) to (r) hereof, to serve or act in the capacities listed in those paragraphs;*

"(n) He has not been convicted by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the SRC, committed within five (5) years prior to the date of his election or appointment;

"9.2. Disqualification of Incumbent. An independent director may be disqualified during his tenure under the following instances or causes:

"(a) He becomes an officer or employee of the Company, or becomes any of the persons enumerated under Sec. 9.1, paragraphs (n) to (r) hereof;

"(b) His beneficial security ownership in the Company exceeds two Percent (2%);

"(c) He fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency;

"(d) Such other disqualifications as the Company's Manual on Corporate Governance provide.

"9.3. Nomination of Independent Directors.

"(a) The Nomination Committee of the Company shall promulgate the guidelines or criteria to govern the conduct of the nomination of independent directors which shall be properly disclosed in the Company's information or proxy statement or such other reports required to be submitted to the Commission.

"(b) Nomination of independent directors shall be conducted by the Nomination Committee prior to a stockholders' meeting. All nominations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.

"(c) The Nomination Committee shall pre-screen the qualifications and prepare a final list of candidates and put in place screening policies and parameters to enable it to effectively review the qualifications of the nominees for independent directors.

"(d) After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for independent directors, as required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the SEC and to all stockholders through the filing and distribution of the Information Statement or Proxy Statement, in accordance with SRC Rule 17.1(b) or SRC Rule 20, respectively, or in such other reports as the Company is required to submit to the SEC. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.

"(e) *Only nominees whose names appear on the Final List of Candidates shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.*

"9.4. *Election of Independent Directors.*

"(a) *Subject to pertinent existing laws, rules and regulations of the SEC, the conduct of the election of independent directors shall be made in accordance with the standard election procedures of the Company under its by-laws.*

"(b) *It shall be the responsibility of the Chairman of the stockholders' meeting to inform all stockholders in attendance of the mandatory requirement of electing independent directors. He shall ensure that independent directors are elected during the stockholders' meeting.*

"(c) *Specific slot/s for independent directors shall not be filled-up by unqualified nominees.*

"(d) *In case of failure of election for independent directors, the Chairman of the stockholders' meeting shall call a separate election during the same meeting to fill up the vacancy.*

"9.5. *Cessation of Independent Directorship*

"In case of resignation, disqualification or cessation of independent directorship, and only after notice has been made with the SEC within five (5) days from such resignation, disqualification or cessation, the vacancy shall be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum, upon the nomination of the Nomination Committee; otherwise, said vacancies shall be filled by the stockholders in a regular or special meeting called for that purpose. An independent director so elected to fill a vacancy shall serve only for the unexpired term of his predecessor in office."

Item 18. **Other Proposed Action**

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except such matters of incidence that may properly come at the Meeting.

Item 19. **Voting Procedures**

(a) In the election of directors, the nine (9) nominees with the greatest number of votes will be elected directors.

(b) If the number of nominees for election as directors does not exceed the number of directors to be elected, the Secretary of the Meeting shall be instructed to cast all votes represented at the Meeting equally in favor of all such nominees. On the other hand, if the number of nominees for election as directors exceeds the number of directors to be elected, voting shall be done by ballot, cumulative voting will be followed, and counting of votes shall be done by two (2) election inspectors appointed by the stockholders present or represented by proxy at the Meeting.

In accordance with SRC Sec. 38 and SRC Rule 38, only nominees whose names appear in the Final List of Candidates for Independent Directors shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.

Nominated for election as independent directors of the Company for the ensuing fiscal year 2004 are Messrs. Honorio A. Poblador III and Teodoro L. Locsin, Jr.

For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

PART II.

INFORMATION REQUIRED IN A PROXY FORM

Item 1. **Identification**

The enclosed proxy is solicited in behalf of the Company for use in voting at the Annual Meeting of Stockholders to be held on the date and time and at the place stated above and in the Notice accompanying this Proxy Statement and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice.

Subject to Item 3 below, a proxy given by a stockholder shall be voted by the Chairman & President, Mr. Alfredo C. Ramos, or by the Executive Vice President & Treasurer, Mr. Augusto B. Sunico, or by the Corporate Secretary, Atty. Adrian S. Arias, in accordance with the authorization specifically granted by the stockholder. **If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.**

Item 2. **Instruction**

Proxies must be properly executed in the Proxy Form that accompanies this Proxy Statement, dated and returned on or before 18 June 2004. Validation of proxies will be held at the Company's principal office on 21 June 2004 at 10:00 a.m. Validated proxies will be voted at the Meeting in accordance with the authority granted by, and/or instructions of, the stockholder expressed therein. **If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.**

The matters to be taken up in the Meeting and the names of nominee directors are all enumerated in the Proxy Form accompanying this Proxy Statement with boxes opposite them where the stockholder or his designated proxy can indicate his preferred choice or vote.

Item 3. **Revocability of Proxy**

A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 18 June 2004; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

Item 4. **Persons Making the Solicitation**

(a) The enclosed proxy is solicited in behalf of the Company for use in voting at the Annual Meeting of Stockholders, to be held on the date and time and at the place stated above and in the Notice accompanying this Proxy Statement, and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice.

NO director has informed the Company in writing of that he intends to oppose any action intended to be taken by the Company nor his intention to oppose any action intended to be taken by the Company.

(b) There are no other participants in the solicitation of proxies through this Proxy Statement, other than the Company.

(c) Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no contract or arrangement are or will be made and no compensation will be paid for such incidental solicitation.

(d) The Company will bear the cost of preparing, collating and delivering to stockholders this Proxy Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about ₱150,000. As of 14 May 2004, the Company has spent around ₱30,000 for the preparation of proxy materials.

Item 5. **Interest of Certain Persons in Matters to be Acted Upon**

NO director or executive officer, nominee for election as director, or associate of such director, executive officer or nominee, of the Company, at any time since the beginning of the last fiscal year, has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

PART III.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in the City of Mandaluyong on May 17, 2004.

By:

ADRIAN S. ARIAS
Corporate Secretary

Materials accompanying this Proxy Statement

1. Proxy Form;
2. Notice of the 2004 Annual Meeting of Stockholders with Agenda;
3. Annual Report pursuant to SRC Rule 20A;
4. Final List of Candidates for Independent Directors;
5. Financial Statement
6. Minutes of the 2003 Annual Meeting of Stockholders.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of its Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

PROXY

SOLICITED IN BEHALF OF THE PHILODRILL CORPORATION

The undersigned stockholder hereby names, constitutes and appoints the Chairman & President, MR. ALFREDO C. RAMOS, and/or the Executive Vice President & Treasurer, MR. AUGUSTO B. SUNICO, and/or the Corporate Secretary, ATTY. ADRIAN S. ARIAS, as attorneys to vote as proxy for the undersigned, each with the power of substitution, at the Annual Meeting of Stockholders of THE PHILODRILL CORPORATION to be held on 23 June 2004 at the LA COLINA ROOM, VALLE VERDE COUNTRY CLUB, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines, and at any and all postponements and/or adjournments thereof, and full authority is hereby given to them to vote as follows:

Election of Directors:

☐ FOR ALL THE FOLLOWING

Alfredo C. Ramos
Walter W. Brown
Presentacion S. Ramos
Gerard H. Brimo
Nicasio I. Alcantara
*Teodoro L. Locsin, Jr.
*Honorio A. Poblador III
Augusto B. Sunico
Maximo G. Licauco III

Independent Director

☐ WITHHOLD AUTHORITY FOR THE FOLLOWING:
(To withhold authority to vote for any individual nominee, write down the name(s) of the nominee(s) on the space provided below)

Corporate Matters

	FOR	AGAINST	ABSTAIN
Approval of the Minutes of the 2003 Annual Stockholders' Meeting			
Approval of the Company's 2003 Annual Report and Audited Financial Statements			
Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors			
Ratification/Confirmation of the Acts and Resolutions of the Board of Directors & Management (25 June 2003 – 23 June 2004, inclusive)			
Appointment of SGV & Co. as independent auditors			

If no choice is made in any or all of the above matters, the proxies are hereby authorized to vote at their discretion, cumulatively or otherwise, all the shares of the undersigned, in which case the undersigned acknowledges that the proxies intend to vote "FOR ALL" the above-nominated directors, and "FOR" the approval of all the Corporate Matters. The undersigned further grants authorization to the proxies to vote and act on all matters presented at the Meeting which the Company does not know a reasonable time before this solicitation is made, and on all other matters incidental to the conduct of the Meeting and in any and all postponements and/or adjournments thereof.

Name: ______________________ Signature: ______________________

Date: ______________________ Class/No. of shares: ______________________

THE PHILODRILL CORPORATION

5th-9th Floors, Quad Alpha Centrum
125 Pioneer, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 06; Fax (632) 631-8080

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS

TO OUR STOCKHOLDERS:

Please be advised that the Annual Meeting of Stockholders of THE PHILODRILL CORPORATION will be held on **23 June 2004, WEDNESDAY, 3:00 P.M. at LA COLINA ROOM, VALLE VERDE COUNTRY CLUB**, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines. The Agenda for the Meeting shall be as follows:

1. Call to Order and Proof of Notice of the Meeting.
2. Proof of the Presence of a Quorum
3. Approval of Minutes of 2003 Annual Stockholders' Meeting
4. Report of the Board of Directors
5. Approval of the Company's Annual Report
6. Approval of the Acts and Resolutions of the Board of Directors and Management
7. Approval of the Company's Continued Engagement in Oil/Gas/Mineral Exploration, Development and Allied Activities and Secondary Purposes
8. New Business: **Amendment of By-Laws**
   - **Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors**
9. Appointment of Independent Auditor
10. Election of Directors
11. Other Matters

The Board of Directors has fixed the close of business on **26 March 2004** as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the said Annual Meeting. The stock and transfer books of the Company will not be closed.

Stockholders who cannot attend the said Annual Meeting in person are requested to accomplish the enclosed proxy form and promptly return it to the undersigned no later than 5:00 p.m. of 18 June, 2004. Validation of proxies is scheduled on 21 June, 2004, 10:00 a.m., at the principal office of the Company.

Minutes of the last Annual Meeting of the Stockholders held on 25 June 2003 are now available for examination during office hours at the Office of the Corporate Secretary.

26 March 2004.

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

ANNUAL REPORT ACCOMPANYING PROXY STATEMENT PURSUANT TO SRC RULE 20(4)

I. Audited Financial Statements

The audited financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2003 are attached hereto.

II. Disagreements with Accountants on Accounting and Financial Disclosure. NONE.

III. Management's Discussion and Analysis or Plan of Operations

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

- (i) Collecting a portion of Accounts Receivables as of December 31, 2003; or
- (ii) selling a portion of its existing investments.
- (iii) generating cash from loans and advances

(B) The Company is now considering farm-in proposals from foreign oil companies, which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any purchase or sale of any plant and significant equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

(E) Cost and Effects of Compliance with Environmental Laws – not applicable

(F) There are no known trends, events or uncertainties that will result in or that are reasonably likely to result in a material impact to the Company's liquidity.

(G) The Company is not aware of any event that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(H) There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting periods.

(I) There are no material commitments for capital expenditures.

(J) The Company anticipates the price of crude oil to remain at their current high levels which will have a favorable impact on its petroleum revenues.

(K) Except as discussed in Item 14 of the Proxy Statement, there are no significant elements of income or loss that did not arise from the Company's continuing operations;

(L) Except as discussed below, there are no other causes of material change from period to period.

(M) There are no seasonal aspects that had a material effect on the financial condition or results of operations.

Financial Highlights

(in thousands of Pesos)	2003	2002	2001
Petroleum revenues	21,853	30,194	35,090
Investment income	21,120	31,622	-0-
Interest & other income	10,021	14,213	13,315
Net income (loss)	(38,331)	(21,315)	(57,705)
Total assets	2,647,476	2,613,672	2,617,334
Net worth	2,160,230	2,203,423	2,206,024
Issued & subscribed capital	1,534,944	1,534,950	1,534,950
Treasury	-	-	63,179

The Company incurred a net loss of ₱38.3 million in 2003 compared to ₱21.3 million in 2002 and ₱57.7 million in 2001, mainly due to lower petroleum revenues and equitized earnings from affiliates.

Gross revenues in 2003 totaled ₱53.0 million compared to ₱76.0 million in 2002 and ₱48.4 million in 2001. Lower production output from the Palawan oilfields and lower equitized earnings from affiliates accounted for the decline in revenues in 2003. Total expenses in 2003 decreased by ₱5.8 million due to the absence of provisions for the decline in market value of investments and for doubtful accounts, which were both present in 2002.

Total assets increased from ₱2.61 billion as of year-end 2002 to ₱2.65 as of year-end 2003. Current assets decreased by 26.8% as some receivables were collected in 2003, while non-current assets increased by 1.67% due to additional accrued interest receivables booked in 2003.

Loans payable increased by ₱14.0 million or 5.75% from ₱244.3 million in 2002 to ₱258.3 million in 2003. The increase was due to additional loans booked during the period.

Total current liabilities increased from ₱353.6 million in 2002 to ₱487.2 million in 2003 due to the reclassification of some long-term debts to current liabilities, and additional accruals booked in 2003. (See Note 12 of the attached Financial Statements). Stockholders' equity decreased by ₱43 million as a result of the ₱38.3 million loss incurred during the year.

Petroleum Projects

The Company's investment in exploration properties are presented as deferred oil exploration and development costs in the audited financial statements:

SC/GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC 6A (Octon)	43.33000%	₱397,696
(Saddle Rock/Esperanza)	37.05000	64,844
SC 41 (Sulu Sea)	2.32200	138,898
GSEC 98 (Onshore Mindoro)	79.45500	72,439
GSEC 75 (Central Luzon)*	0.00000	37,432
SWAN Block (NW Palawan)** unified	32.97500	91,092
SC 6B (Bonita/Cadlao)	14.00000	12,690
SW Palawan**	1.9500	4,391
Others		1,058
		₱820,540

*with buy-back option
**under application

Service Contract ("SC") 6A (Octon)

During a series of technical committee meetings held between January and March 2003, PHILODRILL and farminee Rock Oil International (ROII) presented the results of the technical work done on the farm-out block (the North Block) as well as the rest of SC6A.

Three (3) major structural complexes have been mapped and subsequent detailed works have identified eight prospects. Of the eight prospects, West Malajon was ranked as the most prospective in terms of size, direct hyrdrocarbon indications and commerciality with a P50 probability and mean recoverable oil reserves of 60 million barrels (MMBBL).

In May 2003, the consortium approved the prospects but deferred action on the proposed additional work programs pending submission by ROII of the programs' objectives, timetable and budget. These proposed additional work programs include additional prospect generation, AVO/DHI studies and biostratigraphic work. Overall, the geological and geophysical work progressed and was completed in June 2003, with encouraging results. ROII formally committed to drill their first option well and has started a serious search for a drilling rig for use within the second quarter of 2004. The consortium signed the Farmout Agreement (FOA) with ROII in March 2004.

SC 6/6B (Cadlao/Bonita)

Exploration activities on SC 6/6B remain suspended.

Operator Alcorn (Production) Philippines proposed a study using 3D seismic data to identify possible stranded reserves for the purpose of reviving production in the Cadlao field which has been shut-in since 1991. However, the estimated US$9 million cost needed to revive production was too high and the consortium agreed to consider other viable but less costly alternatives. The Company is a non-paying party in SC 6 Cadlao, with a 0.802702% revenue share from the gross proceeds of the Cadlao Production Block. It also has 14% interest in SC 6B Bonita.

SC 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

The combined oil production from the Nido and Matinloc fields slid down to 148,582 barrels in 2003 from 256,560 barrels in 2002 due to suspension of operations in September 2003 as a result of the termination of the purchase contract with the consortium's sole customer, Caltex (Phils.). Caltex made a business decision to close down its refinery in Batangas province. Operator Alcorn initiated negotiations with other buyers and finalized a trial spot sale of 55,000 barrels to Pilipinas Shell, with initial shipment commencing in April 2004.

In July 2003, Nido Petroleum commissioned a study to enhance production from the Nido and Matinloc fields. The study indicated that substantial volumes of crude could still be produced by re-scheduling the cyclic lifting periods and possibly deploying downhole jet pumps to enhance production.

In Galoc, UNOCAL completed a Galoc Development Feasibility Study, involving pre-stack 3D data migration and interpretation focused on the geologic and engineering aspects of the Galoc Clastic Unit (GCU) reservoir, in October 2003. The Galoc study indicated that the Galoc oilfield could conservatively contain 23 million barrels of marketable oil reserves. However, UNOCAL opted not to exercise its farm-in option to the block because the indicative size of the Galoc reserves failed to meet UNOCAL's project size benchmark. Nevertheless, farmin offers from smaller foreign oil companies are presently under serious consideration by the consortium.

SC 41 (Sulu Sea)

The Department of Energy ("DOE") allowed the consortium until August 2003 to run a 2D seismic program in lieu of the 5th contract year well commitment, and until February 2004 to commit to the drilling of the 6th contract year well commitment.

UNOCAL's proposal to unitize the equity interests over the two SC41 sub-blocks was approved by the Filipino partners in May 2003. As a result, PHILODRILL acquired a unitized participating interest of 4.203%, compared to the Company's original participating interest of 9.12516% in Block "A" only. With the entry of farminees BHP, Amerada Hess, and Occidental Petroleum in October 2003, PHILODRILL's unitized equity now stands at 2.322%.

Following the July 2003 presentation by UNOCAL of the results of their studies identifying new play types and mapping of a number of leads/prospects within the block, a new seismic program was undertaken at the sole expense of the farming-in parties: BHP, Amerada Hess and Occidental Petroleum. 2,186 line-kms. of new 2D seismic data were acquired between August-September 2003 in addition to the reprocessing and special processing of existing seismic data.

In February 2004, the consortium approved the drilling of the Bonobo prospect. The Bonobo well is scheduled for spudding in July 2004 and is programmed to reach a depth of 9,350 feet at a cost of US$7.7 million. The Bonobo prospect is estimated to contain recoverable reserves of 76 MMBBL of oil with a 93% probability of geologic success. PHILODRILL and the rest of the Filipino partners will be carried free in the drilling of this well.

Geophysical Survey & Exploration Contract ("GSEC") 75 (Central Luzon)

The report on the Victoria-3 well, drilled in 2001 by PNOC-Energy Development Corporation (PNOC-EDC) at its sole cost, stated that high water saturation has significantly reduced the flow rate making the well uneconomical to produce and that any further drilling over this prospect is not recommended.

PHILODRILL and the other consortium members which did not participate in the drilling of the Victoria-3 well were initially given up to June 15, 2003, and then subsequently extended to August 2003, to exercise their option to reacquire a 10% equity by paying US$4.5 million. Since none of the other consortium members exercised the option, PNOC-EDC re-applied for a new GSEC over the area. Reliance Oil & Gas is currently negotiating with PNOC-EDC for a possible farmin into the new GSEC by drilling two (2) wells for 75% equity. PHILODRILL subsequently obtained an option from Reliance Oil & Gas to buy up to 10% equity interest in the block.

GSEC No. 98 (Onshore Mindoro)

The DOE formally informed the consortium that the GSEC has technically expired on September 23, 2003. However, the consortium is seeking a further extension of the contract citing the unfavorable peace and order conditions which has prevented the consortium from undertaking their work commitments in the area. Meanwhile, the DOE allowed PHILODRILL to seek other farminees to the Mindoro block since PNOC-EDC has yet to respond to PHILODRILL's invitation for the commencement of farm-in negotiations. PHILODRILL had previously entered into a Confidentiality Agreement with PNOC-EDC which signified interest in reviewing the data over the Mindoro Block. A technical presentation to PNOC-EDC staff was made in April 2003 and a list of relevant data for use in its due diligence studies have been furnished.

SWAN Block (Northwest Palawan)

The DOE informed the Company that it will hold in abeyance the consortium's pending GSEC application and instead include the SWAN Block as one of the areas to be bidded out by the DOE. It was likewise suggested that the consortium apply for a Non-Exclusive Geophysical Permit over a substantially reduced area covering the Santa Monica and Culion Fan prospects.

The consortium has proceeded to unitize the 4 sub-blocks, look for farm-in partners, and possibly participate in the bidding. UNOCAL had previously indicated that it may be willing to pay for 100% of the costs to explore and develop the SWAN Block, as well as all commitments costs attendant to the GSEC application, in exchange for an 85% equity in the unitized area.

Southwest Palawan

PHILODRILL is participating in the new GSEC application currently pending with the DOE.

Investments in Affiliates

Penta Capital Investment Corporation

For 2003, Penta Capital Investment Corporation had total revenues of ₱69.8 million, out of which it generated a net income of ₱17.25 million.

For 2004, Penta Capital plans to remain as the dominant securitization specialist in the country and complete at least three (3) projects consisting of a combination of major securitization deals of at least ₱1.0billion in project size, major project finance or joint venture projects. Among the projects lined up are the MRT III securitization project (secondary offering) and the US$1.3billion LRT Line 7 Combined Road and Rail Project. PCIC has budgeted a consolidated net income of ₱50 million for 2004.

Edsa Properties Holdings, Inc. ("EPHI")

EPHI's rental income increased by 12.6% to ₱643 million in 2003, mainly due to the successful implementation of the mall renovation program that began in 2000. Revenues from the mall's new zones have contributed greatly to this increase. Rental income from the EDSA Shangri-La Hotel declined by 3.2% to ₱49.7 million versus ₱51.3 million in 2002 due to lower occupancy rate arising from the SARS scare and persisting threat of terrorism. EPHI's share in the profits of KSA Realty Corporation, the owner of The Enterprise Center (TEC), decreased to ₱51.2 million in 2003 from ₱66 million in 2002 due to the sharp increase in interest expense from ₱25 million in 2002 to ₱93 million in 2003. EPHI's total expenses decreased slightly from ₱403 million in 2002 to ₱401 million in 2003. Net income increased by 17.3% from ₱214 million in 2002 to ₱251 million in 2003. EPHI declared cash dividends of ₱42.0 million in 2003.

Total liabilities increased to ₱869 million in 2003 due to a drawdown of ₱125 million from EPHI's long-term loan facility which was used to partially finance the mall renovation program.

Construction of the Shang Grand Tower is proceeding smoothly and is expected to be completed by December 2005, while the mall's performance is projected to be enhanced with the completion of the cinema renovation project which began in October 2003. EPHI continues to be optimistic on the overall prospects of the country's economy following the May 2004 elections.

Properties

(See Note 6 of the Company's 2003 Audited Financial Statements, copy enclosed.)

The Company, as a participant in Service Contract 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furniture, and other equipments are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture based on the appraised value of the office condominium units amounting to about ₱71.55M as of September 2003, are used as collateral to some of the Company's loans from banks. These properties are in good condition. The Company does not intend to acquire other properties in the next twelve (12) months.

Products

The Company, as member of Service Contract 14 consortium, derived its petroleum revenues from the Nido, Matinloc and North Matinloc oilfields which produced the following volumes (in barrels):

	2003	2002	2001
Nido	80,311	148,044	149,482
Matinloc	68,271	108,606	159,763
North Matinloc	-	-	6
Total	148,582	256,650	309,251

(A) Distribution Method of the Products or Service - Alcorn (Production) Phils. Inc., as the Operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido, Matinloc and North Matinloc oilfields. The oil produced and saved from these areas were sold locally to Caltex (Philippines), Inc.. The proceeds from the sale of crude oil was distributed by the Operator to the different consortium members in accordance with their respective participating interests.

(B) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition –

b.1) Petroleum Revenue - the Company sold its share in the crude oil to Caltex (Philippines) Inc. in 2003. There was no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

(C) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the sole buyer of crude oil produced from Nido and Matinloc oilfields in 2003 was Caltex (Phils.).

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee companies, presently EPHI and Penta Capital.

(D) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 15 to the Company's 2003 Audited Financial Statements.

(E) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration – not applicable

(F) Need for Any Governmental Approval of Principal Products or Service - The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

(G) Effect of Existing or Probable Governmental Regulations on the Business - not applicable

(H) Estimate of Amount Spent for Research and Development Activities - not applicable

Employees

The Company has 28 employees as of December 31, 2003.

IV. Brief Description of the General Nature and Scope of Business of the Company

The Company was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

PentaCapital Investment Corporation is an investment house with quasi-banking license. Aside from investment banking and financial advisory services, the company also specializes in providing securitization services, short-term bridge financing facilities and assistance in raising working capital funds.

EDSA Properties Holdings, Inc. ("EPHI") is one of the country's leading property development firms, with interests in the Shangri-La Plaza Mall, the EDSA Shangri-La Hotel, the Enterprise Center and the soon-to-rise Shang Grand Tower. EPHI is a publicly listed company and its excellent dividend history is proof of its highly successful operations.

V. Market Price and Dividends

The Company's shares are traded in the Philippine Stock Exchange, Inc. The high and low sales prices of the Company's shares for each quarter within the last two (2) fiscal years are:

		High	Low
2003			
	First Quarter	0.160	0.150
	Second Quarter	0.200	0.160
	Third Quarter	0.230	0.180
	Fourth Quarter	0.235	0.150
2002			
	First Quarter	0.310	0.195
	Second Quarter	0.230	0.140
	Third Quarter	0.180	0.150
	Fourth Quarter	0.170	0.150

As of the date of the Proxy Statement, the market price of the Company's "A" and "B" shares are P0.15 and P0.18, respectively.

Holders

As of the Record Date, 26 March 2004, the Company has 11,165 shareholders, and 1,414,377,429 shares divided into 840,553,231 Class "A" shares and 573,824,198 Class "B" shares.

The Company's top twenty (20) stockholders of record as of 26 March 2004 are:

	Name	No. of Shares Held	% to Total
1.	National Book Store, Inc.	259,157,603	16.884
2.	Vulcan Industrial & Mining Corporation	205,876,535	13.413
3.	Philex Mining Corporation	174,403,750	11.362
4.	Alakor Corporation	58,626,260	3.819
5.	Teresita dela Cruz	25,507,577	1.662
6.	Alakor Securities Corp.	24,272,036	1.581
7.	Phil. Overseas Telecomms. Corp.	24,234,387	1.579
8.	Trafalgar Holdings Phil., Inc.	14,740,821	0.960
9.	Wealth Securities, Inc.	9,693,122	0.631
10.	Oscar T. Lee	7,443,947	0.485
11.	Sapphire Securities, Inc.	6,500,812	0.424
12.	Henry A. Brimo	6,013,353	0.392
13.	Alsons Consolidated Resources, Inc.	5,667,200	0.369
14.	Conrado S. Chua	4,905,652	0.319

15.	RCBC Trust Account #72-230-8	3,854,825	0.251
16.	Ang Ngo Chiong	3,643,112	0.237
17.	Nicasio I. Alcantara	3,632,000	0.236
18.	Albert Awad	3,515,620	0.229
19.	RCBC Trust Account #32-314-4	3,368,821	0.219
20.	Alberto Mendoza &/or Jeanie C. Mendoza	3,179,104	0.207

Dividends

The Company did not declare any dividends in fiscal years 2003 and 2002 and no dividends have been declared for the current fiscal year 2004. There are no restrictions that currently limit or are likely to limit the Company's ability to pay dividends now or in the future, except the availability of sufficient retained earnings.

Recent Sales of Unregistered or Exempt Securities Including Recent Issuance of Securities Constituting an Exempt Transaction.

NONE

VI. CORPORATE GOVERNANCE

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5, series of 2003, including the accompanying Corporate Governance Self-Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's Corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF:

1. The Company has prepared a written Code of Conduct for the Board, CEO and staff, but has not yet adopted the same pending further discussions on the matter. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. The Company has an organizational plan supported by a business plan and budget set by Management and approved by the Board, and has clearly defined operational and financial performance measures. However, due to lower revenues in 2003, the Board and Management had to adjust these plans, budget and standards to more realistic levels.

3. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as the need arises.

4. As duly disclosed to the SEC, the Company's Internal Auditor decided to make a career move and resigned effective 16 April 2004. Included in the Board's agenda for its next regular Board Meeting on 23 June 2004 is the appointment of a new internal auditor.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

FINAL LIST OF CANDIDATES
FOR ELECTION AS INDEPENDENT DIRECTOR

(A) Candidates for Election as Independent Director

(1) Identity, names and ages of candidates for election as Independent Director

Name	Age	Current Position	Period of service as such From	To
Honorio A. Poblador III	58	Director	18 November 1992	2002
		Independent Director	2002	Present
Teodoro L. Locsin, Jr.	55	Director	29 November 1988	2002
		Independent Director	2002	Present

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

Business Experience During the Past Five (5) Years of Candidates for Independent Directors

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications, property development and diversified holdings, among others.

Mr. Teodoro L. Locsin, Jr. is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representative of Congress, among others.

Candidates for Independent Director with directorship(s) held in reporting companies

Honorio A. Poblador III	*Alsons Consolidated Resources, Inc.* *Philippine Comm. Satellite Corp.*	*Phil. Overseas Telecomm. Corp.*
Teodoro L. Locsin, Jr.	*Independent Daily News, Inc.* *GSIS Mutual Fund*	*L-R Publications, Inc.*

(2) Family Relationships

The candidates for election as independent directors of the Company are NOT related by consanguinity or affinity, either with each other or with any other member of the Company's Board of Directors.

(3) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which an independent director, person nominated to become an independent director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any independent director, person nominated to become an independent director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities an independent director, person nominated to become an independent director of the Company; and, (4) judgment against an independent director, person nominated to become an independent director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any independent director of the Company, or nominee for election as an independent director, or any member of the immediate family (including spouse, parents, children, siblings, and in laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(B) Security Ownership of Candidates for Independent Directors

The candidates for independent directors own the following number of voting shares as of the Record Date (26 March 2004):

Title of Class	Name of beneficial owner	Amount or nature of Beneficial ownership	Percent of class
Total A & B	Honorio A. Poblador III	299,000	0.019%
Total A & B	Teodoro L. Locsin, Jr.	804	< 0.010%

As of the Record Date, the aggregate number of shares owned by the candidates for election as independent director is 299,804 shares, or approximately 0.01953% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

The candidates for election as independent director do not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of independent directors will not result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 25 June 2003.

THE PHILODRILL CORPORATION

MINUTES
OF THE
ANNUAL MEETING OF STOCKHOLDERS

Held on 25 June 2003, 3:00 p.m.
at the La Colina Room, Valle Verde Country Club
Capt. H. Javier Street, Bgy. Oranbo, Pasig City

Number of Shares Issued and Outstanding	:	1,534,944,016
Shares represented in person and by proxies	:	830,681,808
Percentage of Attendance	:	54.12%

I. CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2003 Annual Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 28 February 2003 (the "Record Date") who are entitled to notice of and to vote at the Meeting, in accordance with the Amended By-Laws of the Company.

For the purpose of providing proof that the required notices for the Meeting were duly sent to stockholders in accordance with the Company's Amended By-Laws, the Secretary said that he has executed an Affidavit stating that in accordance with Section 3, Article I of the Company's Amended By-Laws, notices containing the date, time, place and agenda of the Meeting were sent by mail on 23 and 27 May 2003 and/or by personal delivery through a messengerial company on 28 May and 09 June 2003, or at least one (1) month prior to the date of the Meeting, to each stockholder as of the Record Date who are entitled to notice of and to vote at the Meeting, at the address given by such stockholder to the Office of the Corporate Secretary and appearing in the corporate registry.

Notices of the Meeting were also published in the 11 and 21 June, 2003 issues of the Manila Bulletin, a newspaper of general circulation in the Philippines, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Affidavit of Publication executed by the authorized officer of the Manila Bulletin are attached to the Secretary's Affidavit.

The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

II. CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that, as of the Record Date, out of the Company's issued and outstanding shares of 1,534,944,016 shares, there are present in person and/or represented by proxies 830,681,808 shares or 54.12% thereof. On the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

III. READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Meeting of Stockholders held on 26 June 2002, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the proxy materials and/or have been inserted in the 2002 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Meeting of Stockholders. There being none, a stockholder moved that the reading of the Minutes of the Annual Meeting of Stockholders held last 26 June 2002 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

IV. REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. He then requested the Vice President for Exploration, Mr. Francisco A. Navarro, to present the Exploration Report.

A. EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2002 Annual Report distributed to the stockholders.



In *Service Contract ("SC") 6A (Octon)*, ROII engaged Emerald Geo Research Group to reprocess the 3D seismic data over the northern part of the block, pursuant to its farm-in obligations under the Memorandum of Understanding (MOU). In November 2002, ROII presented the results of its initial geological/geophysical study and, subsequently, in a meeting held early this year, ROII identified 8 drillable prospects and presented the hydrocarbon potential and drilling parameters of 3 of the prospects.

Exploration activities remain suspended in *SC 6B (Cadlao)*.

In *SC 14 (Nido/Matinloc/North Matinloc)*, the combined oil production from the Nido and Matinloc oilfields amounted to 256,650 barrels in 2002, compared to 309,251 barrels in 2001. The decline is attributable to the 32% drop in output of the Matinloc field due to persisting reservoir problems. A workover of the M-2 well was commenced in late 2002 with the objective of enhancing the oil flow from the Matinloc reservoir.

The contract for the sale of Nido and Matinloc crude to Caltex has been renewed for 300,000 barrels, with an upside potential for 500,000 barrels if the M-2 well workover is successful.

Nido Petroleum completed the data trade with Shell Philippines Exploration B.V. ("SPEX") and received the data on the North Iloc, San Marcelino and Princesa wells of SPEX. Nido Petroleum also presented the results of the 3D mapping of the additional 3D data provided by GECO-Prakla over SC14 showing the possibility of "attic" volumes being left over from the Nido, Matinloc, North Matinloc, Tara and Libro oilfields ranging from 100,000 to 800,000 barrels.

In November 2002, the consortium and UNOCAL executed a Joint Development Study & Farm-In Option Agreement covering the phased study of the Galoc discovery with the objective of establishing the commercial viability of developing and producing the Galoc field.

In *SC 41 (Sulu Sea)*, MMC and Preussag formally withdrew from the consortium and the remaining partners proportionately absorbed their shares in the relinquished equities of MMC and Preussag.

In November 2002, UNOCAL started the Depth Conversion and Water Bottom Study for the block and subsequently commenced the SAR Slick Study in December 2002. The contingent work program for the next Contract Year includes the drilling of Rhino#1 scheduled for summer 2003 in Block "A" and the 3,000-line kms. 2D seismic planned for the third quarter of 2003 in Block "B". The drill or drop date of this block is May 2003.

In *Geophysical Survey & Exploration Contract ("GSEC") 75 (Central Luzon)*, the Company is awaiting the final report on the Victoria 3 well, which was completed on 11 March 2002, to determine whether or not it will exercise its buy-back option into GSEC 75.

In *GSEC 91 (Southwest Palawan)*, SPEX withdrew from the consortium effective February 2002 citing as reason its on-going global project prioritization.

In *GSEC 98 (Onshore Mindoro)*, the consortium requested the Department of Energy ("DOE") for a deferment of work obligations due to adverse peace and order situation in the area. The DOE allowed the consortium to conduct an Information and Education Campaign ("IEC") to mitigate the security risks existing in the area. In view of this, the consortium engaged Seastems, Inc., to undertake the IEC. The scope of work and timetable for the IEC is currently being finalized. Cost of the study is ₱300,000.

SWAN Block, (NW Palawan), following the signing of a Letter of Intent with UNOCAL in the first quarter of 2002, UNOCAL sent technical teams to the Philippines to gather more data, validate UNOCAL's exploration thrust in the Philippines, and confirm the prospects being lined up for drilling. The Company also executed confidentiality agreements with LASMO (U.K.), Korean National Oil Corporation ("KNOC") and SK Corporation of Korea, which enabled their respective technical teams to look at available exploration data on the SWAN block preparatory to possible farm-in into the block.

In view of the interests received from UNOCAL, LASMO, KNOC and SK Corp. the consortium agreed to unitize the block and actively pursue the pending GSEC application over the same.

The Chairman then requested the Vice President for Finance and Administration, Mr. Reynaldo E. Nazarea, to present the Financial Report.

B. FINANCIAL REPORT

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance in 2002 as compared to 2001, followed by a summary of the Company's interim operating results as of the end of May 2003. The details of the Company's audited financial statements are contained in the 2002 Annual Report which has been distributed to the stockholders.

Compared with the figures for year 2001, the financial highlights for the calendar year ended 31 December 2002 are as follows:



	(Pesos in Millions)	
	Dec. 31, 2002	Dec. 31, 2001
FOR THE YEAR		
Revenues from Petroleum Operations	30.2	35.1
Investment Income	28.0	29.4
Interest & Other Income	14.2	13.3
Net Loss	14.8	21.1
AS OF END OF YEAR		
Total Assets	2,609.8	2,617.3
Total Liabilities	404.5	411.3
Net Worth	2,205.3	2,206.0
Authorized Capital	1,550.0	1,550.0
Issued & Subscribed Capital	1,534.9	1,534.9

The Company's investment income in 2002 amounted to ₱28.0 Million compared to ₱29.4 Million in 2001, while total petroleum revenues in 2002 amounted to ₱30.2 Million as against ₱35.1 Million in 2001. There is a slight increase in the Company's Interest & Other income from ₱13.3 Million in 2001 to ₱14.2 Million in 2002. The Company sustained a loss of ₱14.8 Million in 2002 compared to a loss of ₱21.1 Million in 2001.

Total assets in 2002 and 2001 remained at about ₱2.6 Billion, while total liabilities in 2002 declined to ₱404.5 Million from ₱411.3 Million in 2001. Year-on-year, Stockholders' Equity remained almost the same at ₱2.2 Billion. There were no changes in Issued and Subscribed Capital from year 2001 to 2002.

Based on the audited financial statements of the Company, the 2002 and 2001 comparative income statements are as follows:

	(Pesos in Millions)	
	Dec. 31, 2002	Dec. 31, 2001
REVENUES		
Petroleum Operations	30.2	35.1
Equity in Earnings of Affiliates	28.0	29.4
Interest, Dividends & Other Income	14.2	13.3
Total Revenues	72.4	77.8

COSTS AND EXPENSES		
Depletion & Other Production Costs	26.7	27.8
General & Administrative	24.9	16.7
Interest, Foreign Exchange & Other Charges	35.3	43.4
Abandonment Losses	-	10.5
Total Costs and Expenses	86.9	98.4
NET LOSS AFTER TAX	14.8	21.1

Petroleum operations suffered a decline of about ₱5 Million, from ₱35.1 Million in 2001 to ₱30.2 Million in 2002, due to the decline in the production of Nido and Matinloc and lower crude oil prices in 2002. There was also a ₱1.4 million decline from ₱29.4 Million in 2001 to ₱28 Million in 2002 in equitized earnings of affiliates, due to the net loss posted by an investee company, PentaCapital Holdings, Inc. ("PCHI") and the absence of a dilution gain in 2002 similar to what the Company posted in 2001 resulting from the its waiver of pre-emptive rights over the new EPHI shares issued for subscription. There was a slight increase in Interest & Other Income from ₱13.3 Million in 2001 to ₱14.2 Million in 2002.

With regard to costs and expenses, petroleum-related costs went down slightly to ₱26.7 Million in 2002 from ₱27.8 Million in 2001; general and administrative expenses rose to ₱24.9 Million in 2002, compared to ₱16.7 Million in 2001, mainly due to the Company's decision to make a ₱9.3 Million provision for doubtful accounts; and, interest and other charges declined to ₱35.3 Million in 2002 from ₱43.3 Million in 2001 due to a corresponding decrease in loans payable.

In sum, the Company thus incurred a loss of ₱14.8 Million in 2002 compared to a loss of ₱21.1 Million in 2001. The amount of the loss can be considered relatively manageable because of the fact that the Company's retained earnings position is still more than ₱394 million.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2002 and 2001 are as follows:

	(Pesos in Millions)	
	Dec. 31, 2002	Dec. 31, 2001
Current Assets	135.0	118.6
Property & Equipment (Net)	305.7	295.7
Investments	1,368.0	1,417.9
Deferred Oil Exploration & Development Cost	800.1	783.4
Other Assets	1.0	1.7
TOTAL ASSETS	2,609.8	2,617.3
Liabilities	404.5	411.3
Stockholders' Equity	2,205.3	2,206.0
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,609.8	2,617.3

Total assets remained at the ₱2.6 Billion level year-on-year with current assets increasing to ₱135 Million in 2002 from ₱118.6 Million in 2001, property & equipment increased to ₱305.7 Million in 2002 from ₱295.7 Million in 2001, and deferred exploration and development costs increased to ₱800 Million in 2002 from ₱783.4 Million in 2001. However, these increases were offset by the decline in the investment account from ₱1.418 Billion in 2001 to ₱1.368 Billion in 2002.

Liabilities declined to ₱404.5 Million in 2002 from ₱411.3 Million in 2001, while stockholders' equity remained at the ₱2.2 Billion level year-on-year.

A summary of the financial performance of the Company's affiliates for 2002 was then presented, as follows:

	(Pesos in Millions)	
	Gross Revenues	Net Income (Loss)
Penta Capital Investment Corp. (40% owned)	98.0	24.3
Penta Capital Holdings, Inc. (15% owned)	0.9	(4.0)
EDSA Property Holdings, Inc. (9.85% owned)	649.1	210.1



The interim financial results of the Company as of the end of May 2003 were then presented to give an updated picture of the Company's operating results for the first five (5) months of 2003. The comparative interim financial statements for the first five (5) months of 2003 and 2002 are as follows:

	(Pesos in Millions)	
	May 31, 2003	May 31, 2002
REVENUES		
Petroleum Operations	13.9	9.8
Equity in Earnings of Affiliates	11.6	11.6
Interest, Dividends & Other Income	5.0	4.8
Total Revenues	30.5	26.2
COSTS AND EXPENSES		
Depletion & Other Production Costs	13.3	10.9
General & Administrative	5.5	6.7
Interest, Foreign Exchange & Other Charges	12.4	15.9
Total Costs & Expenses	31.2	33.5
NET LOSS AFTER TAX	0.7	7.3

Total revenues for the first five (5) months of 2003 amounted to ₱30.5 Million, compared to ₱26.2 Million for the same period last year, mainly due to an increase in production volume and better crude prices. Costs and expenses declined to ₱31.2 Million during the first 5 months of 2003 from ₱33.5 Million for the same period last year. Thus, the Company sustained a lower loss of ₱0.7 Million for the first 5 months of 2003, compared to the ₱7.3 Million loss posted for the same period in 2002.

The comparative balance sheets for the first five (5) months of 2003 and 2002 are as follows:

	(Pesos in Millions)	
	May 31, 2003	May 31, 2002
Current Assets	146.2	137.9
Property & Equipment (Net)	306.2	296.3
Investments	1,383.5	1,403.8
Deferred Oil Exploration & Development Costs	808.1	790.5
Other Assets	0.7	1.4
TOTAL ASSETS	2,644.7	2,629.9

Liabilities	436.2	426.1
Stockholders' Equity	2,208.5	2,203.8
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	2,644.7	2,629.9

As of 31 May 2003, the Company's total assets remained practically the same at ₱2.64 Billion compared to ₱2.63 Billion as of 31 May 2002. Again, there was an upward movement in current assets, property and equipment and oil exploration costs, but a decline in the investments account. Total Liabilities and stockholders equity as of May 31, 2003 and 2002 remain practically the same at ₱2.64 Billion and ₱2.63 Billion, respectively.

The Chairman summarized that the Company is still a natural resource company presently generating ₱30 to ₱40 million a year from oil production. This revenue level could dramatically increase by year 2005 should UNOCAL proceed with the full-blown development of the Galoc oilfield. It is likewise hoped that the farm-out efforts covering the Company's various oil projects will soon come into fruition. The Company's investment in EPHI continues to do very well, as EPHI remains profitable with a very good cash and stock dividend record, while PentaCapital is looking forward to realizing substantial earnings from its engagement as financial adviser, issue manager and underwriter for the secondary offering of the MRT Bonds this year.

At this point the Chairman commended the Company's Exploration Group for vigorously moving the Company's various projects forward and accomplishing breakthroughs in its farmout efforts for the Company.

The Chairman then opened the floor to the stockholders for questions and/or clarifications on the exploration and financial reports presented. After the discussions, a stockholder moved for the approval of the following resolutions:

> "**RESOLVED**, That the Annual Report of the Company covering the calendar year ending 31 December 2002, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;



"**RESOLVED FURTHER**, That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolution approved.

V. APPOINTMENT OF EXTERNAL AUDITORS

The next item for consideration is the appointment of external auditors for the Company for the calendar year, 2003. The Chairman inquired if there are nominees for appointment as external auditors of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Co. for appointment as the Company's external auditors for the calendar year ending 31 December 2003. The nomination was duly seconded.

There being no other nominees, the nominations were, upon motion duly made and seconded, closed. The Chairman then declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2003.

VI. ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company, to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2004:

1. ALFREDO C. RAMOS
2. HENRY A. BRIMO
3. GERARD H. BRIMO
4. PRESENTACION S. RAMOS
5. AUGUSTO B. SUNICO
6. MAXIMO G. LICAUCO III



7. TEODORO L. LOCSIN, JR.
8. NICASIO I. ALCANTARA
9. HONORIO A. POBLADOR III

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

VII. ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting. There being no further matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 4:25 p.m.

Certified Correct :	Attest:
ADRIAN S. ARIAS	**ALFREDO C. RAMOS**
Secretary of the Meeting	Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES)
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this 30 day of APR 2004 2004 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

Name	Community Tax Certificate No.	Date/Place Issued	
ALFREDO C. RAMOS	06014296	January 6, 2004	- Manila
ADRIAN S. ARIAS	14188321	January 16, 2004	- Mandaluyong City

Doc. No. 280;
Page No. 57;
Book No. 83;
Series of 2004.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0255783
ISSUED ON 1-05-04
MANDALUYONG CITY

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2003, 2002 and 2001. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board /Chief Executive Officer

Augusto B. Sunico
Chief Financial Officer

SUBSCRIBE AND SWORN to before me this ___ day of April 2004 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	RES. CERT. NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	06014296	01-06-2004	Manila
AUGUSTO B. SUNICO	14188320	01-16-2004	Mandaluyong City

BENIGNO [illegible]
Notary Public
ISSUED [illegible]-05-04
MANDALUYONG CITY

277
57
83
SERIES OF 2004

COVER SHEET

3 8 6 8 3

SEC Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City

(Business Address: No. Street City/Town/Province)

Atty. Augusto B. Sunico

(Contact Person)

631-1801 to 05;
631-8151 to 52

(Company Telephone Number)

1 2 3 1
Month *Day*
(Fiscal Year)

AAFS

(Form Type)

Month *Day*
(Annual Meeting)

Not Applicable

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Not Applicable

Amended Articles Number/section

Total Amount of Borrowings

11,189

Total No. of Stockholders

₱318 million

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.



SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), PentaCapital Investment Corporation (PentaCapital) and PentaCapital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, PentaCapital and Penta Holdings represent about 50% of total assets in 2003 and 2002, and the equity in their net earnings or losses represents about 40%, 42% and 15% of total revenues in 2003, 2002 and 2001, respectively. The financial statements of EPHI and PentaCapital for 2003, 2002 and 2001 and Penta Holdings for 2002 and 2001, were audited by other auditors whose reports, have been furnished to us, as described in the fourth, fifth and sixth paragraphs and our opinion, insofar as they relate to the amounts included for EPHI and PentaCapital in 2003, 2002 and 2001 and for Penta Holdings in 2002 and 2001, is based solely on the reports of other auditors.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2003 financial information of Penta Holdings audited by other auditors.

In our auditors report dated April 24, 2003, our opinion on the 2002 financial statements was qualified in part because the Company's equity in net earnings of PentaCapital in 2002 was based on unaudited financial statements. The audited financial statements of PentaCapital became available on May 5, 2003 and the report of other auditors on the 2002 financial statements of PentaCapital was qualified. As discussed in Note 7 to the financial statements, the Company adjusted the 2003 financial statements to reflect the adjustments on the equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative financial statements for 2002 have been restated. The adjustments increased net loss by ₱2.1 million in 2002. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to this matter.

Moreover, our report on the 2002 financial statements was qualified because of the effects on the 2001 financial statements of (a) direct charge to retained earnings of additional valuation reserve on certain assets of PentaCapital and PentaCapital Finance Corporation (98.75% owned subsidiary of PentaCapital) aggregating to about ₱88.7 million, net of corresponding deferred tax asset of ₱36.5 million and (b) nonrecognition of additional allowance for probable losses on customers account and the related deferred tax assets by Intra-Invest Securities, Inc. (50% owned by PentaCapital) of about ₱8.0 million and ₱2.6 million, respectively. The net effect of the above qualifications would have decreased PentaCapital's net income by ₱94.1 million in 2001 had PentaCapital followed accounting principles generally accepted in the Philippines. As discussed in Note 7 to the financial statements, the Company adjusted the 2003 financial statements to reflect the adjustments on the equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative financial statements for 2001 have been restated. The adjustments increased net loss by ₱37.6 million in 2001. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to these matters.

The reports of other auditors on the 2003, 2002 and 2001 financial statements of EPHI and on the 2002 and 2001 financial statements of Penta Holdings were unqualified.

As discussed in Note 7 to the financial statements, the Company charged directly to the "Unrealized losses on decline in market value of investments" account under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million in 2002. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted for on a retroactive basis and decreased "Unrealized losses on decline in market value of investments" account and retained earnings by about ₱10.1 million. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to this matter.



In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2003 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures on the 2003 financial information of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area, as well as the ability of the consortium to mature certain prospects within the contract areas.

As discussed in Note 2 to the financial statements, the Company has incurred recurring losses. Also, as of December 31, 2003, the Company's current liabilities exceeded its current assets by ₱468.4 million. In addition, in 2003, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. Management's plans, in regard to these matters, are fully discussed in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Sycip Gorres Velayo & Co.

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-A
Tax Identification No. 102-084-648
PTR No. 7012975
January 5, 2004
Makati City

April 21, 2004

THE PHILODRILL CORPORATION

BALANCE SHEETS

	December 31	
	2003	2002 (As Restated, Notes 3 and 7)
ASSETS		
Current Assets		
Cash	₱2,235,123	₱1,140,340
Receivables (Notes 4 and 5)	16,001,362	24,293,381
Other current assets	613,382	319,296
Total Current Assets	18,849,867	25,753,017
Noncurrent Assets		
Property and equipment - net (Notes 2, 5 and 6)	301,144,341	305,759,035
Investments - net (Notes 7, 9 and 15)	1,378,504,409	1,366,040,643
Advances to affiliated companies - net (Note 15)	67,998,042	66,690,455
Deferred oil exploration and development costs (Notes 2, 5 and 8)	820,540,256	800,073,889
Other noncurrent assets - net (Notes 5 and 9)	60,439,012	49,354,916
Total Noncurrent Assets	2,628,626,060	2,587,918,938
Total Assets	₱2,647,475,927	₱2,613,671,955
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Notes 10 and 15)	₱258,346,160	₱244,303,547
Accounts payable and accrued expenses (Notes 5 and 11)	162,235,132	99,279,196
Current portion of long-term debt (Note 12)	59,987,964	3,332,759
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	487,245,851	353,592,097
Noncurrent Liability		
Long-term debt - net of current portion (Note 12)	–	56,656,907
Stockholders' Equity		
Capital stock - ₱1 par value (Note 13)		
Authorized - 1.55 billion shares		
Issued	1,482,066,842	1,482,068,946
Subscribed	52,877,174	52,881,496
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in associate's revaluation increment (Note 7)	483,869,872	484,844,431
Unrealized losses on decline in market value of investments (Note 7)	(200,752,169)	(196,871,610)
Retained earnings (Notes 7 and 13)	344,281,256	382,612,587
Total Stockholders' Equity	2,160,230,076	2,203,422,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₱2,647,475,927	₱2,613,671,955

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31		
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 And 7)
REVENUES			
Share in petroleum operations (Notes 2 and 5)	₱21,852,692	₱30,193,810	₱35,090,445
Equity in net earnings of associates - net (Note 7)	21,120,465	31,622,647	–
Interest (Note 15)	8,891,167	10,735,655	9,097,605
Dividends	370,780	3,078,200	749,015
Miscellaneous	759,907	398,934	3,468,828
	52,995,011	76,029,246	48,405,893
COSTS AND EXPENSES			
Interest and financing charges (Notes 2, 10, 11, 12 and 15)	49,056,082	33,825,754	43,437,213
Share in costs and operating (Notes 5 and 16)	26,701,166	26,687,047	27,757,412
General and administrative (Notes 6 and 17)	13,557,653	24,908,144	16,667,917
Foreign exchange loss – net (Notes 5 and 10)	1,913,916	1,485,664	–
Provision for decline in value of other investments (Note 7)	–	10,105,548	–
Abandonment losses (Notes 2 and 8)	–	–	10,523,321
Equity in net losses of associates - net (Note 7)	–	–	7,187,027
	91,228,817	97,012,157	105,572,890
LOSS BEFORE INCOME TAX	38,233,806	20,982,911	57,166,997
PROVISION FOR INCOME TAX (Note 19)	97,525	332,354	538,497
NET LOSS (Note 14)	₱38,331,331	₱21,315,265	₱57,705,494
Loss Per Share (Note 14)	₱0.02497	₱0.01445	₱0.04080

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Capital Stock (Note 13)				Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	To[tal]
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balance at January 1, 2001, as previously stated	P1,155,209,370	P379,741,072	P–	(P172,583,409)	P486,619,833	(P158,702,120)	P493,464,093	P2,183,748,839
Share in associate's adjustments to retained earnings (Note 7)	–	–	–	–	–	–	(1,547,444)	(1,547,444)
Adjustment on the accumulated equity in net earnings of an associate (Notes 3 and 7)	–	–	–	–	–	–	(2,894,886)	(2,894,886)
Balance at January 1, 2001, as restated	1,155,209,370	379,741,072	–	(172,583,409)	486,619,833	(158,702,120)	489,021,763	2,179,306,509
Collection of subscriptions receivable	–	–	–	74,004,258	–	–	–	74,004,258
Conversion of subscriptions receivable to notes receivable	–	–	–	12,313,717	–	–	–	12,313,717
Decline in MV of marketable securities	–	–	–	–	–	(6,619,550)	–	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)	–	–	–	–	–	–
Conversion of subscriptions receivable to treasury shares	–	–	(63,179,358)	63,179,358	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss, as restated	–	–	–	–	–	–	(57,705,494)	(57,705,494)
Balance at December 31, 2001, as restated	P1,279,962,408	P254,988,034	(P63,179,358)	(P23,086,076)	P485,818,990	(P165,321,670)	P431,316,269	P2,200,498,597
Balance at January 1, 2002, as previously stated	P1,279,962,408	P254,988,034	(P63,179,358)	(P23,086,076)	P485,818,990	(P165,321,670)	P436,841,332	P2,206,023,660
Adjustment on the accumulated equity in net earnings of an associate (Note 7)	–	–	–	–	–	–	(5,525,063)	(5,525,063)
Balance at January 1, 2002, as restated	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	485,818,990	(165,321,670)	431,316,269	2,200,498,597

(Forward)



	Capital Stock (Note 13)							
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable	Share in Associate's Revaluation Increment	Unrealized Loss on Decline in Market Value (MV) of Investments	Retained Earnings	Total
(Carried forward)								
Balance at January 1, 2002, as restated	P1,279,962,408	P254,988,034	(P63,179,358)	(P23,086,076)	P485,818,990	(P165,321,670)	P431,316,269	P2,200,498,597
Collection of subscriptions receivable	–	–	–	20,973,177	–	–	–	20,973,177
Sale of treasury stock	–	–	63,179,358	–	–	–	(27,388,417)	35,790,941
Decline in MV of marketable securities	–	–	–	–	–	(31,549,940)	–	(31,549,9
Issuance of capital stock	202,106,538	(202,106,538)	–	–	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Net loss, as restated	–	–	–	–	–	–	(21,315,265)	(21,315,265)
Balance at December 31, 2002, *as restated*	P1,482,068,946	P52,881,496	P–	(P2,112,899)	P484,844,431	(P196,871,610)	P382,612,587	P2,203,422,951
Balance at January 1, 2003, as previously stated	P1,482,068,946	P52,881,496	P–	(P2,112,899)	P484,844,431	(P206,977,158)	P394,631,555	P2,205,336,371
Adjustment on the decline in MV of other investment	–	–	–	–	–	10,105,548	(10,105,548)	–
Adjustment on the accumulated equity in net earnings of an associate (Note 7)	–	–	–	–	–	–	(1,913,420)	(1,913,420)
Balance at January 1, 2003, as restated	1,482,068,946	52,881,496	–	(2,112,899)	484,844,431	(196,871,610)	382,612,587	2,203,422,951
Adjustment on fractional shares	(2,104)	(4,322)	–	–	–	–	–	(6,426)
Decline in MV of marketable securities						(3,880,559)		(3,880,559)
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Net loss	–	–	–	–	–	–	(38,331,331)	(38,331,331)
Balance at December 31, 2003	P1,482,066,842	P52,877,174	P–	(P2,112,899)	P483,869,872	(P200,752,169)	P344,281,256	P2,160,230,0

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 and 7)
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before income tax	(₱38,233,806)	(₱20,982,911)	(₱57,166,997)
Adjustments for:			
Interest and financing charges	49,056,082	33,825,754	43,437,213
Depletion, depreciation and amortization	3,546,555	4,404,801	5,088,835
Unrealized foreign exchange loss (gain) - net	2,122,187	1,491,869	(95,127)
Equity in net losses (earnings) of associates - net	(21,120,465)	(31,622,647)	7,187,027
Interest income	(8,891,167)	(10,735,655)	(9,097,605)
Provision for doubtful accounts	–	9,292,397	–
Operating loss before working capital changes	(13,520,614)	(14,326,392)	(10,646,654)
Decrease (increase) in:			
Receivables	9,484,120	(5,136,725)	3,716,650
Crude oil inventory	–	847,064	1,736,007
Other current assets	21,562	–	(917)
Increase in accounts payable and accrued expenses	26,695,847	15,224,119	10,774,297
Cash generated from (used in) operations	22,680,915	(3,391,934)	5,579,383
Interest received	9,190	15,107	2,291,541
Interest and financing charges paid	(15,761,681)	(49,205,678)	(43,212,609)
Income taxes paid	(413,173)	(332,354)	(603,551)
Net cash from (used in) operating activities	6,515,251	(52,914,589)	(35,945,236)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	3,801,581	33,097,912	7,963,478
Share in movements of wells, platforms and other facilities	5,813,412	–	–
Reductions in (additions to):			
Property and equipment	(4,745,273)	(14,464,724)	(8,034,136)
Deferred oil exploration and development Costs	(6,714,854)	(2,684,881)	(9,455,847)
Advances to affiliated companies - net	(1,307,587)	(5,637,084)	(5,402,168)
Investments	–	(675,307)	–
Other noncurrent assets	(2,202,119)	2,339,840	4,077,778
Net cash from (used in) investing activities	(5,354,840)	11,975,756	(10,850,895)

(Forward)



	Years Ended December 31		
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 and 7)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Sale of treasury stock	₱–	₱35,790,941	₱–
Subscriptions receivable	–	20,973,177	74,004,257
Dividends payable	–	139,356	–
Payments of:			
Long-term debt	(57,500)	–	–
Loans payable	(1,702)	(15,131,478)	(29,637,125)
Subscription payable	–	–	(618,650)
Adjustments on fractional shares	(6,426)	–	–
Net cash from (used in) financing activities	(65,628)	41,771,996	43,748,482
NET INCREASE (DECREASE) IN CASH	1,094,783	832,893	(3,047,649)
CASH AT BEGINNING OF YEAR	1,140,340	307,447	3,355,096
CASH AT END OF YEAR	₱2,235,123	₱1,140,340	₱307,447

See accompanying Notes to Financial Statements.

1. Corporate Information

The Philodrill Corporation (the Company) was incorporated in the Philippines as an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engage in real estate business and the others engage in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding business segments as of and for the years ended December 31, 2003 and 2002 is presented in Note 7.

The Company's average number of employees was 28 in 2003 and 2002.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 were authorized for issue by the Board of Directors on April 21, 2004.

2. Status of Operations

Petroleum Operations
The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.



The Company's participating interests in the different SCs and GSECs as of December 31, 2003 and 2002 are as follows:

	Participating Interest (in percentage)	
	2003	2002
SC 6 (Northwest Palawan)		
Block A		
Cadlao Block	0.803	–
Farmout Block	40.940	–
Octon Block	43.330	37.050
Block B (Bonita)	14.000	14.000
SC 14 (Northwest Palawan)		
Block A (Nido)	20.317	20.317
Block B (Matinloc)	25.745	25.745
Block B-1 (North Matinloc)	9.748	9.748
Block C (West Linapacan)	20.100	19.450
Block D (Retention Block)	18.800	18.800
Tara Block	22.500	–
Libro Block	12.683	–
SC 41 (Sulu Sea)	2.322	9.125
GSEC 98 (Onshore Mindoro)	79.455	79.455
GSEC 75 (Central Luzon)	0.000	0.000
SW Palawan	1.950	1.950
SWAN Block (Northwest Palawan)	32.975	Various*

**Block A (35.631%), Block B (16.190%), Block C (14.693%) and Block D (50%)*

SC 6

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium.

The consortium has received an offer from the Commissioning Services International (CSI) to farm-in to the various blocks of SC 6A Cadlao and SC 6B Bonita. The proposal involves the possible reactivation of the Cadlao field production and geological and geophysical programs for the exploration potential of block SC 6B Bonita.

SC 14

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. SC 14 is under the operatorship of Alcorn Production (Philippines), Inc. (APPI). Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion. However, small scale production continued in the other areas of SC 14 during the year.



Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC 14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

In 1981, the Galoc oil and gas discovery was made in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested to have oil and gas reserves. In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the oilfield should it prove to be economically feasible. The agreement provided that the foreign company pay for the cost of the study and an option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement. The results of the study showed that the Galoc Oilfield has recoverable reserves conservatively estimated at 23 million barrels. However, the foreign company concluded that with such reserves, the development of the field will not yield its desired economic margin; hence, it opted not to exercise its farm-in option. The consortium is currently looking for oil companies who are willing to farm-in and develop the Galoc Oilfield.

In August 2003, the consortium's crude oil sales agreement with its sole costumer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. On February 4, 2004, APPI entered into a crude oil sales agreement with Pilipinas Shell Petroleum Corporation for the spot sale of crude oil produced and saved from the Nido and Matinloc Oilfields of approximately 54,000 barrels at prices defined in the sales agreement.



The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area, as well as the ability of the consortium to mature certain prospects within the contract areas.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Altisima Energy, Inc. and APPI (collectively, the "Seller") entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Corp., Oriental Petroleum & Minerals Corp., Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty, Ltd., Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the "Buyer"). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets, (b) contracts, data, information and related materials, (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables, (d) crude oil held or saved in the production facility after the Effective Date, and (e) the jointly contributed operating expense fund and contingency fund (collectively, the "Interests") incident to its ownership and operation of the Service Contracts.

The significant terms of the Agreement follow:

1. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the Service Contracts and respective Joint Operating Agreements (JOAs);

2. Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to Closing on April 30, 2004; and

3. At any time prior to Closing, Buyer, but not Seller, may, in its sole and absolute discretion, notify Seller that it does not intend to acquire the Interests, in which case the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, Seller will transfer the Interests to Buyer at Closing pursuant to a mutually acceptable Purchase and Sale Agreement that will include the following significant terms and conditions, among others:

   a. All Interests will be conveyed on an "as is, where is" basis and Buyer will assume all rights, responsibilities and obligations in connection with such Interests as more fully described in the Agreement, including but not limited to, the obligation to plug and abandon the wells, platforms and other off shore facilities;

   b. The Effective Date of the transfer shall be February 1, 2004 and the Closing Date shall be on April 30, 2004; and

   c. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.



As of April 21, 2004, the option is still open and the Buyer has not notified the Seller of its intent to acquire or not to acquire the subject Interests.

SC 41
In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal) the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company which used to have a participating equity of 9.125% in Block A now has a 2.322% participating interest in the entire contract area.

SWAN Block
On October 23, 1995, the members of the consortium of GSEC 65, 67 and 71 agreed to consolidate their respective contracts into one GSEC, otherwise known as GSEC 83. The consolidated GSEC provides for the designation of the contract areas as Blocks A (GSEC No. 65), B (GSEC No. 67) and C (GSEC No. 71), and amended the minimum work expenditure obligations of the contractors under the relinquished GSECs. Subsequently, amendments to the respective JOAs were finalized in an Agreement for Cooperation Among Joint Operators. GSEC 83 expired in June 1998. The consortium, which is now led by the Company, as operator, pursued another GSEC application. GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company, upon its request to the DOE, was allowed in 1999 to downgrade the GSEC application into a Non-exclusive Geographical Permit (NGP) that would grant the consortium a non-exclusive right to survey the surrounding premises covered by the contact area. The NGP ran until March 15, 2001. In April 2001, a GSEC application has been submitted by the Company to the DOE, together with the full payment of all application and processing fees, awaiting approval. The Company believes that after the DOE has evaluated and awarded the areas to the other winning bidders, a favorable response will be obtained from the DOE on its application.

GSEC 98
The Company is currently applying for the extension of GSEC 98, which expired on September 23, 2003, with the DOE. The DOE has asked the Company to secure a farm-in before granting the request. Currently, the Company is engaged in discussions with a foreign company from China which has expressed interest to farm-in to the onshore Mindoro Block.

GSEC 75
The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROCG), a Filipino registered corporation, for an option to buy back at most 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with Philippine National Oil Company Exploration Development Corporation (PNOC EDC), the current operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells.

As of December 31, 2003, the Company has no direct participating interest in GSEC 75 after it failed to buyback its 10% participating interest from PNOC EDC on August 21, 2003.



As discussed in Note 8, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about P10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

Debt Servicing

The Company has incurred recurring losses. As of December 31, 2003, the Company's current liabilities exceeded its current assets by P468.4 million. However, a portion of the "Investments – net" account in the balance sheets, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P192.9 million as of December 31, 2003.

As more fully discussed in Note 12, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. The Company is continuously negotiating with its creditor banks for the restructuring of its loans.

The ultimate outcome of the foregoing matters cannot be presently determined. The accompanying financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except for (a) crude oil inventory is stated at market and (b) investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements

The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards

The Company adopted the following Statements of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS) which became effective January 1, 2003:

- SFAS No. 10/IAS No. 10, *Events After Balance Sheet* Date, which prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of the authorization for release of the financial statements.

- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.

- SFAS No. 38/IAS No. 38, *Intangible* Assets, which establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. As discussed in Note 7, the Company's associate, the investment in which is accounted for using the equity method, retroactively adjusted its financial statements in view of the adoption of SFAS No. 38/IAS No. 38. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased the Company's retained earnings as of January 1, 2001 by ₱1.5 million.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2003:

- SFAS No. 21/IAS No. 21, *The Effects of Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21 in 2005 on a retroactive basis. The standard provides that upon adoption in 2005, any unamortized capitalized foreign exchange adjustments will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. Total unamortized foreign exchange adjustments included under "Property and equipment" and "Deferred oil exploration and development costs" accounts amounted to ₱35.6 million as of December 31, 2003 (see Note 6 and 8).

- SFAS No. 12/IAS No. 12, *Income Taxes*, which prescribes the accounting treatment for income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of deferred tax liability and asset, subject to certain conditions, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased asset. On the other hand, a lessee should charge to expense operating lease payments.

The Company will adopt SFAS No. 12/IAS No. 12 and SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, management does not believe the effect of the adoption of the new standards on the financial statements will be material.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividend
Dividend income is recognized when the stockholders' rights to receive the payment is established.

Rental income
Rental income is recognized when earned and in accordance with the lease agreement.

Cash
Cash includes cash on hand and with banks.

Receivables
Receivables are stated at face value less allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.

The initial cost of other property and equipment comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the other property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment. When assets are sold or retired, their cost, accumulated depreciation and amortization and allowance for impairment in value are eliminated from the accounts and any gain or less from their disposal is included in the statements of income.



Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities
Investment in marketable securities, shown as part of "Investments – net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments
The following investments in associates are accounted for using the equity method:

	Percentage of Ownership
PentaCapital Investments Corporation (PentaCapital)	40.00%
PentaCapital Holdings, Inc. (Penta Holdings)	15.00%
EDSA Properties Holdings Inc. (EPHI)	9.02%

Associates are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is



amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments
Other investments in shares of stock are carried at cost adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Impairment of Assets
Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.



Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for that asset in prior year.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Provisions

Starting January 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingencies were disclosed.

Related Parties

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

4. Receivables

	2003	2002
Accounts with contract operator (see Note 5)	₱15,489,926	₱23,729,239
Advances to officers and employees	511,436	564,142
	₱16,001,362	₱24,293,381

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 mentioned in Note 2.

5. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related income and expenses of the venture, which are included in the financial statements are as follows:

	2003	2002
Current assets:		
Receivables	₱15,489,926	₱23,729,239
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	584,586,368	585,654,507
Less accumulated depletion	(287,878,784)	(286,419,350)
	296,707,584	299,235,157
Deferred oil exploration and development costs	820,540,256	800,073,889
Other noncurrent assets	14,390,186	11,548,599
	1,131,638,026	1,110,857,645
	₱1,147,127,952	₱1,134,586,884

	2003	2002
Current liabilities:		
Accounts payable and accrued expenses	₱69,538,154	₱63,909,673

	2003	2002	2001
Revenues:			
Sales from petroleum operations	₱21,852,692	₱30,193,810	₱35,090,445
Foreign exchange gain - net	1,377,223	506,372	758,012
	23,229,915	30,700,182	35,848,457
Cost and expenses:			
Costs of petroleum operations			
Production costs	25,241,732	24,433,400	24,677,484
Depletion	1,459,434	2,253,647	3,079,928
	26,701,166	26,687,047	27,757,412
	(₱3,471,251)	₱4,013,135	₱8,091,045



6. Property and Equipment

	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B-1	Office Condominium Units and Improvements	Office Furniture, Fixtures and Equipment	Transportation Equipment	2003 Total	2002 Total
Cost							
Balance at beginning of year	₱297,539,978	₱288,114,529	₱14,009,422	₱10,005,708	₱6,852,131	₱616,521,768	₱602,057,044
Additions	4,264,462	480,811	–	–	–	4,745,273	14,464,724
Reclassifications and others	(5,813,412)	–	–	–	–	(5,813,412)	–
Balance at end of year	295,991,028	288,595,340	14,009,422	10,005,708	6,852,131	615,453,629	616,521,768
Accumulated depletion, depreciation and Amortization							
Balance at beginning of year	–	286,419,350	10,496,409	9,112,093	4,734,881	310,762,733	306,357,932
Depletion, depreciation and amortization for the year	–	1,459,434	700,471	535,150	851,500	3,546,555	4,404,801
Balance at end of year	–	287,878,784	11,196,880	9,647,243	5,586,381	314,309,288	310,762,733
Net book values	₱295,991,028	₱716,556	₱2,812,542	₱358,465	₱1,265,750	₱301,144,341	₱305,759,035

As discussed in Note 2, the temporary suspensions of the production and operation activities in the WLO and producing blocks (A, B and B-1) raise uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion, depreciation and amortization charged to operations amounted to ₱3.5 million in 2003, ₱4.4 million in 2002 and ₱5.1 million in 2001.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱4.3 million in 2003, ₱5.0 million in 2002 and ₱5.9 million in 2001.

Foreign exchange differences capitalized to wells, platforms and other facilities amounted to ₱0.3 million in 2002 and 2001. Such foreign exchange differences relate to the Company's loans payable (see Note 10). Total unamortized foreign exchange adjustments as of December 31, 2003 amounted to ₱8.9 million.

7. Investments and Advances

	2003	2002 (As Restated)
Investments in associates - at equity	₱1,327,473,187	₱1,311,128,862
Marketable equity securities - at lower of aggregate cost or market value		
Cost	241,583,384	241,583,384
Less allowance for decline in market value	200,752,169	196,871,610
	40,831,215	44,711,774
Other investments - Camp John Hay Golf Club, Inc. (17 shares):		
Cost	20,305,555	20,305,555
Less allowance for decline in value	10,105,548	10,105,548
	10,200,007	10,200,007
	₱1,378,504,409	₱1,366,040,643

The details of marketable securities are as follows:

	2003		2002	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	₱101,061,306	₱2,998,361	₱101,061,306	₱3,747,951
Anglo Philippine Holdings Corporation - A	49,095,645	7,979,840	49,095,645	7,979,840
EPHI	37,491,082	14,140,602	37,491,082	18,029,268
Vulcan Industrial & Mining Corporation - A	16,061,971	2,179,712	16,061,971	2,241,989
United Paragon Mining Corporation - A	12,803,152	719,489	12,803,152	159,045
Fil-Estate Land, Inc.	10,423,888	881,756	10,423,888	622,416
South China Resources, Inc.	2,775,235	578,151	2,775,235	622,624
Others	11,871,105	11,353,304	11,871,105	11,308,641
	₱241,583,384	₱40,831,215	₱241,583,384	₱44,711,774

As of December 31, 2003 and 2002, the marketable securities are carried at their aggregate market values, which are lower than their aggregate cost of ₱241.6 million. The gross unrealized losses on the decline in market value of marketable securities in 2003 and 2002 amounted to ₱200.8 million and ₱196.9 million, respectively. As of April 21, 2004, the aggregate costs of the portfolio exceeded the aggregate market values by ₱200.8 million.

The details of investments carried under the equity method are as follows.

	December 31, 2003			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱122,033,124	₱483,869,872	₱1,112,847,710
PentaCapital - 40% owned	158,648,939	11,535,778	–	170,184,717
Penta Holdings - 15% owned	30,000,000	14,440,760	–	44,440,760
	₱695,593,653	₱148,009,662	₱483,869,872	₱1,327,473,187

	December 31, 2002			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends (As Restated)	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱97,182,833	₱484,844,431	₱1,088,971,978
PentaCapital - 40% owned	158,648,939	19,181,232	–	177,830,171
Penta Holdings - 15% owned	30,000,000	14,326,713	–	44,326,713
	₱695,593,653	₱130,690,778	₱484,844,431	₱1,311,128,862

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2002 (As Previously Stated)	Effects of Prior Period Adjustments On Accumulated Equity in Net Earnings	Balance December 31, 2002 (As Restated)	Equity in Net Earnings (Losses) Including Amortization Of Goodwill	Dividends	Balance December 31, 2003
EPHI	₱93,042,982	₱4,139,851	₱97,182,833	₱28,651,872	(₱3,801,581)	₱122,033,124
PentaCapital	25,234,503	(6,053,271)	19,181,232	(7,645,454)	–	11,535,778
Penta Holdings	14,326,713	–	14,326,713	114,047	–	14,440,760
	₱132,604,198	(₱1,913,420)	₱130,690,778	₱21,120,465	(₱3,801,581)	₱148,009,662

Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2003			2002		
	EPHI	Penta Capital	Penta Holdings	EPHI (As Restated)	Penta Capital	Penta Holdings
Revenues	₱727,667	₱89,445	₱774	₱649,064	₱97,999	₱885
Income before other income (expenses)	326,866	24,277	99	246,551	36,027	717
Net income (loss)	251,424	17,249	760	214,373	24,274	(4)
Total assets	14,276,739	555,149	368,814	13,940,183	579,793	368,696
Investments and advances	1,963,562	173,524	183,075	1,963,955	177,720	236,531
Property and equipment	11,050,843	40,819	–	11,051,283	44,512	–
Total liabilities	869,462	89,928	147,542	714,348	132,563	117,184

EPHI

EPHI was incorporated and registered with the Securities and Exchange Commission (SEC) on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In 2002, one of EPHI's subsidiary adjusted the amortization period of its building improvements from 45 years to 25 years to correspond to the shorter of the lease term (as provided in the memorandum of agreement between EPHI and the subsidiary) and the estimated useful life. However, for consolidation reporting, EPHI adjusted the depreciation expense of such building improvements to conform to the Group's policy of depreciating building and building improvements over 45 years because the building improvements will revert to EPHI upon expiry of the lease term. Accordingly, the net income in 2003 and 2002 reflected in the consolidated statements of income of EPHI is higher compared to the net income for the years 2003 and 2002 reflected in the parent company financial statements by approximately ₱70.0 million and ₱59.0 million, respectively. Accordingly, the Company adjusted its accumulated equity in net earnings to the opening balance of retained earnings in 2003 to reflect the higher consolidated net income of EPHI in 2002. The equity in net earnings of EPHI in 2003 is based on the consolidated net income of the associate.

In 2003, EPHI's associate adjusted its net income and retained earnings in view of its adoption of SFAS No. 38/IAS No. 38. EPHI's share in the decrease in the 2001 beginning balance of retained earnings of its associate amounted to ₱17.2 million. The Company's share in EPHI's adjustment to retained earnings amounted to ₱1.5 million (see Note 3).

The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱65.7 million in 2003 and ₱71.7 million in 2002.



PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offer comprehensive financial products and investment alternatives to clients; sponsor and facilitate capital information from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provide financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engage in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2003, 2002 and 2001, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱8.3 million, net of possible collection in 2003;

b. Nonrecognition of provision for probable losses on long outstanding due from customers of ₱7.5 million in 2002 and ₱8.0 million in 2001 and the related deferred income tax asset of ₱2.4 million and ₱2.5 million in 2002 and 2001, respectively, by Intra-Invest Securities, Inc., Penta Capital's subsidiary (IISI, 63.7%-owned in 2002 and 50%-owned in 2001);

c. Nonrecognition of provision for probable losses on other receivables of ₱22.9 million and ₱6.1 million in 2003 and 2002, respectively;

d. Nonrecognition of provision for decline in value of investments in shares of stock amounting to ₱5.2 million in 2003 and 2002;

e. Nonrecognition of impairment loss on the recorded goodwill of ₱11.6 million arising from investment in IISI in 2002;

f. Nonrecognition of a portion of the revenue arising from syndication, consultancy and professional services amounting to US$0.404 million or its equivalent of ₱21.5 million in 2002;

g. Direct charge to retained earnings of the reversal of allowance for probable losses amounting to ₱2.5 million net of the related deferred income tax asset of ₱1.2 million in 2002; and

h. Direct charge to retained earnings of the additional valuation reserve on the following assets in 2001:

PentaCapital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327

(Forward)



(Carried forward)	₱81,424,327
PentaCapital Finance Corporation (PCFC, 98.75% owned)	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The net effect of the above qualifications would have decreased PentaCapital's net income by ₱37.0 million in 2003, ₱7.0 million in 2002 and ₱94.1 million in 2001 had PentaCapital followed accounting principles generally accepted in the Philippines. In 2003, the Company adjusted its equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The adjustment increased net loss by ₱14.8 million in 2003, ₱2.8 million in 2002 and ₱37.6 million in 2001.

The adjustments on the PentaCapitals's accumulated equity in net earnings and correspondingly on the Company's investments and equity in net earnings of PentaCapital have no effect on the taxable income of prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consists mainly of interest income from short-term investments.

We were unable to perform sufficient additional procedures on the 2003 financial information of Penta Holdings audited by other auditors.

Other Investments
In 2002, the Company charged directly to the "Unrealized losses on the decline in market value of investments" account, under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted on a retroactive basis and decreased "Unrealized losses on decline in market value of investments" account and retained earnings by ₱10.1 million.

Undistributed Earnings of Associates
The undistributed earnings of associates included in the Company's retained earnings amounting to ₱148.0 million in 2003 and ₱130.7 million in 2002, based on their financial statements, are not currently available for distribution as dividends unless declared by such associates.



8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes capitalized interest costs amounting to about ₱13.7 million in 2003 and ₱13.9 million in 2002.

Foreign exchange differences capitalized to deferred oil exploration amounted to ₱0.4 million in 2002 and ₱0.5 million in 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Note 9). Total unamortized foreign exchange differences as of 2003 amounted to ₱26.7 million.

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company has no direct participating interest in GSEC 75 as of December 31, 2003. However, management believes that the terms in the Option Agreement entered into with ROII retain the Company's rights over the contract area, hence, no provision for probable losses was recognized.

The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

9. *Other Noncurrent Assets*

	2003	2002
Accrued interest receivables (see Note 15)	₱46,300,381	₱37,418,403
Accounts with partners	14,390,186	11,548,599
Dividends receivable	2,250,000	2,250,000
Deposits	783,177	783,177
Others	393,547	1,033,016
	64,117,291	53,033,195
Less allowance for doubtful accounts (see Note 15)	3,678,279	3,678,279
	₱60,439,012	₱49,354,916

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.



Dividends receivable represents the Company's share on the dividends declared by Penta Holdings, an associate, amounting to ₱15.0 million in 2002.

10. Loans Payable

	2003	2002
Loans obtained from local banks:		
United Coconut Planters Bank	₱67,093,753	₱67,093,756
Development Bank of the Philippines (DBP)	64,799,147	64,799,147
Bank of the Philippine Islands	28,542,500	28,600,000
Rizal Commercial Banking Corporation	29,531,252	28,360,644
	189,966,652	188,853,547
Loans obtained from an associate:		
PentaCapital (see Note 15)	68,379,508	55,450,000
	₱258,346,160	₱244,303,547

a. Loans obtained from local banks

Loans obtained from local banks denominated in U.S. dollars and Philippine pesos, are secured by the following:

i. Noncurrent marketable securities and investments in shares of associates with a total market value of ₱177.4 million in 2003 and ₱223.5 million in 2002; and

ii. Mortgage on the Company's office condominium units and improvement pursuant to a Mortgage Trust Indenture. The appraised value of the mortgaged properties as determined by an independent qualified appraiser on September 16, 2003 is ₱71.5 million.

Interest is computed on prevailing bank rates, ranging from 11% to 18% in 2003 and 2002. As of December 31, 2003, total accrued interest amounted to ₱21.9 million and accrued penalty on DBP loans amounted to ₱15.7 million.

DBP

On October 21, 2002, the maturity dates of the DBP loan, including all unpaid interest, were extended from June 26, 2002 and December 3, 2002 to February 3, 2003 as covered by the Amendment to the Credit Line Agreement (the Agreement). Also included in the Agreement is the 75% condonation of penalties on past due principal and interest amounting to about ₱3.5 million subject to the full settlement of the liabilities on or before due date. Also provided in the Agreement is the foreclosure of the pledged shares of stock should the Company fail to meet its outstanding liabilities on due date.



On February 3, 2003, the Company was not able to pay its outstanding liabilities except for the interest accruing up to that date. Accordingly, the 75% condonation of penalties was invalidated by DBP on its formal notice dated February 6, 2002. The Company renegotiated several times with DBP for the settlement of its liabilities and was given by DBP an extension until November 28, 2003 to fully pay its liabilities. However, the Company was unable to pay its obligations on the said date and consequently, the pledged shares on the loans were foreclosed by DBP. The Company received a Notice of Sale by Notary Public on January 12, 2004 and the pledged shares were sold to the highest bidder on January 23, 2004. Total liabilities extinguished by the foreclosure amounted to ₱84.5 million (inclusive of interests and penalties). The said foreclosure resulted to a loss of ₱220.5 million.

Other Local Banks

As of April 21, 2004, the Company failed to pay maturing principal loan balances to other local banks of about ₱99.7 million and the Company has difficulty paying interests accruing the principal loan balances. The Company is continuously negotiating with the other local banks for the restructuring of its loans.

The other local banks also charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid principal and interest. As of December 31, 2003, the Company did not recognize the penalty charged by the other local banks since management believes that the ongoing negotiations will be favorable to the Company.

b. Loans from Penta Capital, an associate, have an interest rate of 15.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans. In 2003, a total of ₱12.9 million unpaid interests on these loans was converted to new loans.

11. Accounts Payable and Accrued Expenses

	2003	2002
Trade	₱101,189,989	₱77,568,367
Accrued interest and penalty		
(see Notes 10, 12 and 15)	43,203,488	7,593,570
Accounts with partners	11,987,548	8,250,623
Others	5,854,107	5,866,636
	₱162,235,132	₱99,279,196

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced for the Company, net of cash payments.



12. Long-term Debt

On December 27, 2002, the Company and Metropolitan Bank and Trust Company (MBTC) entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by properties of an affiliate.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan.

In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing the principal loan balances. Accordingly, the whole amount of the loan was classified as current.

13. Capital Stock

The Company's authorized capital stock consists of:

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,189 shareholders in 2003 and 11,295 shareholders in 2002.

The details and changes in the Company's issued and subscribed shares are as follows:

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	882,929,995	₱882,929,995	785,113,270	₱785,113,270
Issuance	–	–	97,816,725	97,816,725
Less adjustments on fractional Shares	2,104	2,104	–	–
Balance at end of year	882,927,891	882,927,891	882,929,995	882,929,995
Common Class B				
Balance at beginning of year	599,138,951	599,138,951	494,849,138	494,849,138
Issuance	–	–	104,289,813	104,289,813
Balance at end of year	599,138,951	599,138,951	599,138,951	599,138,951
	1,482,066,842	₱1,482,066,842	1,482,068,946	₱1,482,068,946

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	35,644,134	₱35,644,134	133,460,859	₱133,460,859
Issuance	–	–	(97,816,725)	(97,816,725)
Less adjustments on fractional shares	4,322	4,322	–	–
Balance at end of year	35,639,812	35,639,812	35,644,134	35,644,134
Common Class B				
Balance at beginning of year	17,237,362	17,237,362	121,527,175	121,527,175
Issuance	–	–	(104,289,813)	(104,289,813)
Balance at end of year	17,237,362	17,237,362	17,237,362	17,237,362
	52,877,174	₱52,877,174	52,881,496	₱52,881,496

Treasury stock consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱63,179,358

The Company sold its treasury stock on February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.



14. Loss Per Share

	2003	2002 (As Restated, see Notes 3 and 7)	2001 (As Restated, see Notes 3 and 7)
Net loss	₱38,331,331	₱21,315,265	₱57,705,494
Weighted average number of shares	1,534,947,229	1,475,208,711	1,414,383,646
Loss per share	₱0.02497	₱0.01445	₱0.04080

15. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from affiliates amounted to ₱8.9 million in 2003, ₱10.7 million in 2002, and ₱9.1 million in 2001. Interest expense related to loans from an associate amounted to ₱10.1 million in 2003, ₱9.7 million in 2002 and ₱10.3 million in 2001.

a. Amounts due from these affiliated companies are summarized as follows:

	Advances to Affiliated Companies		Accrued Interest	
	2003	2002	2003	2002
United Paragon Mining Corporation	₱24,822,840	₱23,861,131	₱18,758,176	₱15,261,944
Vulcan Industrial and Mining Corporation	23,814,411	23,482,663	9,331,799	5,886,508
Fil-Energy Corporation	14,251,893	14,251,893	14,532,127	12,591,672
Ocean Composite Yacht, Inc, (OCYI)'	4,531,429	4,500,000	2,955,344	2,955,344
Alakor Corporation	3,695,731	3,695,731	–	–
Pacific Rim Export Holdings, Corp. (Primex)	1,114,118	1,114,118	722,935	722,935
Mindoro Mining Corporation	1,031,278	1,031,278	–	–
Others	350,460	367,759	–	–
	73,612,160	72,304,573	46,300,381	37,418,403
Less allowance for doubtful accounts	5,614,118	5,614,118	–	–
	₱67,998,042	₱66,690,455	₱46,300,381	₱37,418,403

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company provided full valuation allowance on its total receivables from OCYI and Primex in 2002.

b. Amounts due to affiliated companies are summarized as follows:

	Loans Payable		Accounts Payable and Accrued Expenses	
	2003	2002	2003	2002
PentaCapital	₱68,379,508	₱55,450,000	₱50,309	₱3,878,371
National Bookstore, Inc.	–	–	26,221,956	11,405,089
Alakor Corporation	–	–	3,738,930	3,307,372
Anglo Philippines Holdings Corporation	–	–	2,275,906	2,227,978
United Paragon and Mining Corporation	–	–	126,340	126,340
	₱68,379,508	₱55,450,000	₱32,413,441	₱20,945,150

16. Share in Costs and Operating Expenses

	2003	2002	2001
Petroleum operations (see Notes 2 and 5)	₱24,760,294	₱23,972,361	₱24,150,640
Depletion (see Notes 5 and 6)	1,459,434	2,253,647	3,079,928
Personnel (see Notes 5 and 18)	481,438	461,039	526,844
	₱26,701,166	₱26,687,047	₱27,757,412

17. General and Administrative Expenses

	2003	2002	2001
Personnel (see Note 18)	₱5,103,567	₱6,557,359	₱7,867,150
Depreciation and amortization (see Note 6)	2,087,121	2,151,154	2,008,907
Dues and subscription	1,810,406	1,533,750	1,648,353
Utilities	1,562,242	1,616,992	1,187,039
Outside services	782,911	686,351	556,900
Repairs and maintenance	296,709	598,463	700,798
Transportation and travel	287,048	235,918	49,908
Taxes and licenses	277,393	938,134	1,080,362
Insurance	180,226	203,432	166,940
Supplies	161,510	132,866	174,141
Entertainment, amusement and recreation	71,450	85,388	60,205
Advertising	34,745	46,766	404,206
Provision for doubtful accounts	–	9,292,397	–
Others	902,325	829,174	763,008
	₱13,557,653	₱24,908,144	₱16,667,917



18. Personnel Expenses

	2003	2002	2001
Salaries and wages	₱3,926,994	₱5,217,460	₱6,769,690
Employees' benefits	1,387,988	1,547,922	1,363,437
Social expenses	270,023	253,016	260,867
	₱5,585,005	₱7,018,398	₱8,393,994

19. Income Taxes

The components of net deferred tax assets consist of:

	2003	2002
Current:		
NOLCO	₱14,965,625	₱7,394,688
Allowance for doubtful accounts	2,973,567	2,973,567
MCIT	476,808	577,503
	18,416,000	10,945,758
Less valuation allowance	18,416,000	10,945,758
	₱–	₱–
Noncurrent:		
NOLCO	₱29,768,224	₱25,857,883
MCIT	407,241	788,179
	30,175,465	26,646,062
Less valuation allowance	30,175,465	26,646,062
	₱–	₱–

Management believes that the Company will not be able to realize the benefit of the deferred income tax assets in the future. Accordingly, a 100% valuation allowance was provided.

The provision for income tax consists of:

	2003	2002	2001
MCIT	₱95,870	₱311,371	₱476,808
Final taxes on interest income and others	1,655	20,983	61,689
	₱97,525	₱332,354	₱538,497

A reconciliation of income tax expense applicable to loss before income tax at the statutory income tax rate to the provision for income tax is as follows:



	2003	2002 (As Restated, see Notes 3 and 7)	2001 (As Restated, see Notes 3 and 7)
Income tax at statutory rate	(₱12,234,818)	(₱6,714,531)	(₱18,293,439)
Add (deduct) tax effects of:			
Change in valuation allowance	10,999,645	4,008,788	(3,434,934)
Expired NOLCO and MCIT	7,972,191	10,168,408	18,877,366
Equity in net losses (earnings) of associates	(6,758,549)	(10,119,247)	2,299,849
Dividend income not subject to income tax	(₱118,649)	(₱985,024)	(₱239,685)
Nondeductible provision for decline in value of other investments	–	3,233,775	–
Others	237,705	740,185	1,329,340
	₱97,525	₱332,354	₱538,497

As of December 31, 2001, the Company has NOLCO and MCIT that can be claimed as deductions from future taxable income and income tax payable, respectively, as follows:

Year Incurred	Available up to	NOLCO	MCIT
2001	2004	₱46,767,577	₱476,808
2002	2005	34,038,306	311,371
2003	2006	58,987,394	95,870
		₱139,793,277	₱884,049

NOLCO and MCIT amounting to ₱7.4 million and ₱0.6 million, respectively, expired in 2003.

20. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $234,640 million (₱13.0 million) in 2004.



SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited, in accordance with auditing standards generally accepted in the Philippines, the financial statements of The Philodrill Corporation included in this Form 17-A and have issued our report thereon dated April 21, 2004. Our report was modified because (a) we were unable to perform sufficient additional procedures on the financial information of Penta Holdings audited by other auditors; and (b) the financial statements have been prepared assuming that the Company will continue as a going concern. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sycip Gorres Velayo & Co.

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-A
Tax Identification No. 102-084-648
PTR No. 7012975
January 5, 2004
Makati City

April 21, 2004

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS,AND OTHER DEBT SECURITIES)
FOR THE YEAR ENDED DECEMBER 31, 2003

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	(As restated) Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc	35,351,569	37,491,082					35,351,569	37,491,082	
Vulcan Industrial & Mining Corp	12,455,456	16,061,971					12,455,456	16,061,971	
United Paragon Mining Corp	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc		357,144					0	357,144	
Lepanto Consolidated Mining Co.	79,423	15,852					79,423	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0	0	0		241,583,384	0
less-allowance for decline in market value		196,871,612				3,880,557		200,752,169	
		44,711,772						40,831,215	
At equity:									
EDSA Properties Holdings Inc.	380,158,072	1,088,971,978	28,651,872		3,801,581	974,559	380,158,072	1,112,847,710	
[illegible] Capital Investment Corp	1,600,000	177,830,171	(7,645,454)				1,600,000	170,184,717	
[illegible] Capital Holdings, Inc	300,000	44,326,713	114,047				300,000	44,440,760	
		1,311,128,862	21,120,465	0	3,801,581	974,559		1,327,473,187	0
At cost:									
CJH Golf Club, Inc	17	20,305,555					17	20,305,555	
less allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		1,366,040,641	21,120,465	0	3,801,581	974,559		1,378,504,409	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	585,654,506	4,745,274		(5,813,412)	584,586,368
Office condominium units and improveme	14,009,422				14,009,422
Office furniture, fixtures and equipment	10,005,708				10,005,708
Transportation equipment	6,852,131				6,852,131
	616,521,767	4,745,274	0	(5,813,412)	615,453,629

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2003

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	286,419,350	1,459,434			287,878,784
Office condominium units and improveme	10,496,409	700,471			11,196,880
Office furniture, fixtures and equipment	9,112,092	535,151			9,647,243
Transportation equipment	4,734,881	851,500			5,586,381
	310,762,732	3,546,556	0	0	314,309,288

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	800,073,889	20,466,367				820,540,256
	800,073,889	20,466,367	0	0	0	820,540,256

THE PHILODRILL CORPORATION
SCHEDULE H - LONG TERM DEBT
FOR THE YEAR ENDED DECEMBER 31, 2003

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption Current portion of long-term debt in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Five-year term loan with Metropolitan Bank and Trust Company	59,987,964	59,987,964	0
	59,987,964	59,987,964	0

RECEIVED
2004 OCT -5 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2003
(Fiscal Year Ending)
(month & day)

CERTIFICATION SWORN UNDER OATH, ON THE ATTENDANCE IN
BOARD MEETINGS BY EACH DIRECTOR
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECRETARY CERTIFICATE

... JAN 6 AM 10 10

KNOW ALL MEN BY THESE PRESENTS:

I, **ADRIAN S. ARIAS**. Being the duly elected and qualified Corporate Secretary of **THE PHILODRILL CORPORATION** (the "Corporation"), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at the 8th and 9th Floor Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines, under oath, depose and state:

1. That the summary of the attendance of the members of the Board of Directors of the Corporation during the board meetings for the year 2003 which is shown below is true and correct based on the records of the Corporation:

Date of Board Meetings
Legend" Present (✓) Absent (X)

Name of Director	1/22	2/26	3/19	5/28	6/25	7/23	8/20	9/17	10/29	11/19	12/16
Alfredo C. Ramos	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Presentacion S. Ramos	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Augusto B. Sunico	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Henry A. Brimo	✓	X	✓	✓	✓	✓	✓	-	-	-	-
Maximo G. Licauco III	✓	✓	✓	✓	✓	✓	✓	✓	✓	X	✓
Teodoro L. Locsin, Jr.	X	✓	X	✓	X	✓	✓	✓	X	✓	✓
Gerard H. Brimo	✓	X	✓	X	✓	✓	✓	✓	X	X	X
Nicasio I. Alcantara	✓	X	X	✓	✓	X	X	X	✓	✓	✓
Honorio A. Poblador III	✓	X	✓	X	X	✓	✓	✓	X	X	✓
Walter W. Brown	-	-	-	-	-	-	-	✓	X	✓	✓

2. This certification is executed in compliance with the requirements of SEC Memorandum Circular No. 2, Series 2002, otherwise known as the SEC Code of Corporate Governance and the Corporation's Manual on Corporate Governance.

IN WITNESS WHEREOF, I have hereunto affixed my signature this 5th day of January, 2004 at Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 5th day of January 2004, affiant exhibited to his Community Tax Certificate No. 02920518 issued on January 07, 2003 at

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-8801 to 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

16 January 2004

Atty. Justina F. Callangan
Director
Corporate Finance Department
Securities and Exchange Commission
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Atty. Callangan:

We refer to your letter dated 06 January 2004 directing one of our directors, Dr. Walter W. Brown, to show cause why he should not be held liable for filing beyond the 10-day period his Initial Statement of Beneficial Ownership of Securities (SEC Form 23-A) as a director.

Under our By-Laws, directors are required to be elected ***and qualified,*** i.e. mere election alone does not *ipso facto* entitle the elected director to assume his office; such election is subject to meeting the qualification requirements set by law and our own constitutive documents. One of the qualifications required of our directors under our By-Laws, as well as under the Corporation Code and the Securities Regulation Code, is that he/she must own of record at least one (1) share of the capital stock of the Company ***in his/her own name.***

Dr. Brown was elected director in August 2003, but was qualified as a director only in December 2003 after he completed recording his shares of stock of the Company in his own name. Prior to this, his shares of stock in the Company were covered by a street certificate under the name of Campos Lanuza & Co., so we expressly required Dr. Brown to effect the change in record ownership of his shares of stock. Enclosed please find a copy of the letter of our transfer agent, Fidelity Stock Transfers, Inc., dated 12 December 2003 advising us that it has recorded in its books the ownership of certain shares of stock in the name of Dr. Brown.

In short, neither Dr. Brown nor the Company could file SEC Form 23-A within 10 days from Dr. Brown's election as a director simply because there was no beneficial ownership of shares in the name of a director to report at that time (August 2003); the filing of such report became real and possible only in December 2003.

As required, we also enclose herewith Dr. Brown's SEC Form 23-A indicating his tax identification number (TIN).

We trust we have clarified the foregoing matter and appreciate your kind understanding of the circumstances bearing thereon. Thank you.

Very truly yours,

Adrian S. Arias
Corporate Secretary

cc: Dr. Walter W. Brown

FORM 23-A

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	BROWN, WALTER W. (Last) (First) (Middle) 10 Temple Drive (Street) Greenmeadows Subd. Quezon City (City) (Province) (Postal Code)
2. Date of Event Requiring Statement (Month/Day/Year)	Dec. 12, 2003
3. Tax Identification Number	128993816
4. Citizenship	Filipino
5. Issuer Name and Trading Symbol	THE PHILODRILL CORPORATION
6. Relationship of Reporting Person to Issuer (Check all applicable)	X Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
7. If Amendment, Date of Original (Month/Day/Year)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
Common Shares (Class B)	10,000	(D)	

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Over)

(Print or Type Responses)

* (1) A *person is directly or indirectly* the beneficial owner of any equity security with respect to which he has or shares:
   (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
   (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
   (A) held by members of a person's immediate family sharing the same household;
   (B) held by a partnership in which such person is a general partner;
   (C) held by a corporation of which such person is a controlling shareholder; or
   (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

Signature of Reporting Person

WALTER W. BROWN

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: File five (5) copies of this form, one of which must be manually signed by the reporting person, otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.

(Print or Type Responses)



FILE NO. 82-2579



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL NOS. 631-18 ?? TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

OFFICE FILE

2004 JUN 25 PM 2 21

25 June 2004

Atty. Justina F. Callangan
Director
Corporate Finance Department
Securities and Exchange Commission
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Subject: Notice of Hearing
In the Matter of: The Philodrill Corporation (Re: Dr. Walter W. Brown)

Dear Atty. Callangan:

In reply to the Notice of Hearing in the above entitled proceeding which we received today, 25 June 2004, please be advised that The Philodrill Corporation (the "Company") duly paid the fine of P20,000 to the Securities and Exchange Commission ("SEC") on 18 May 2004, as shown by the attached copy of the SEC's official receipt (Annex "A").

Enclosed please find also our copy of your letter dated 04 May 2004 ("Annex B"), which we received on 14 May 2004 as clearly shown by the dater stamp appearing on the upper right hand corner of the letter ("Annex B-1"). Clearly, the Company duly paid the fine within the 5-day period prescribed in your 04 May 2004 letter.

We trust we have clarified the foregoing matter and that there will be no further need for Dr. Brown to appear before Atty. Tiuseco-Manlapaz on 30 June 2004. Thank you.

Very truly yours,

Adrian S. Arias
Corporate Secretary

cc: Dr. Walter W. Brown
Atty. Francia A. Tiuseco-Manlapaz


6/25/04

ANNEX A

OFFICIAL RECEIPT



Republic of the Philippines
DEPARTMENT OF FINANCE
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, 1554

Accountable Form No. 51 Revised January, 1994	ORIGINAL
Date	No. 5118218

Payor

Nature of Collection	Account (Code)	Amount
		P
Total		P

Amount in Words

Received: ☐ Cash ☐ Treasury Warrant ☐ Check ☐ Money Order	Received from the Amount Stated Above
Treasury Warrant, Check, Money Order Number	
Date of Treasury Warrant, Check, Money Order	Collecting Officer

NOTE: Write the number and date of this receipt on the back of treasury warrant, check or money order received.

ANNEX B



REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC BLDG. EDSA, GREENHILLS, MANDALUYONG CITY, METRO MANILA

CORPORATION FINANCE DEPARTMENT

May 4, 2004

ANNEX B-1

ATTY. ADRIAN S. ARIAS
Corporate Secretary
THE PHILODRILL CORPORATION
QUAD A Alpha Centrum
125 Pioneer St.
Mandaluyong City

Re: Late filing of the Beneficial Ownership Report of Dr. Walter W. Brown covering his shareholdings in THE PHILODRILL CORPORATION

Dear Atty. Arias:

This refers to your letter of January 16, 2004, explaining the late filing of the Initial Statement of Beneficial Ownership (SEC Form 23-A) of Dr. Walter W. Brown, as a director of The Philodrill Corporation.

SRC Rule 23 explicitly requires each specified person to be directly accountable for the filing of an Initial Statement of Beneficial Ownership Report (SEC Form 23).

The said rule clearly states, without any qualification or exemption, that "every person who is directly or indirectly the beneficial owner of more than ten percent (10%) of any class of any equity security of a company which satisfies the requirements of Subsection 17.2 of the Code, or who is a director, x x x x x of the issuer of such security, shall:

> A. within ten (10) days after x x x he becomes such beneficial owner, director or officer, file a statement with the Commission, and with an Exchange if the security is listed on that Exchange, on SEC Form 23-A, indicating the amount of all securities of such issuer of which he is the beneficial owner." (Highlighting ours)

SRC Rule 23 is also explicit as to the period within which the said Report must be filed. Reporting persons are therefore strictly required to comply with the requirements of the Securities Regulation Code and its Implementing Rules and Regulations.

In view thereof and finding no merit in the explanation, the same is hereby DENIED. Mr. Brown is hereby directed to pay the assessed penalty of P20,000.00 by way of cash, Manager's or Cashier's Check payable to the Commission within five (5) days from receipt of this letter.

Very truly yours,

JUSTINA F. CALLANGAN
Director

GIS Form 2001

FILE NO. 82-2579

GENERAL INFORMATION SHEET

STOCK CORPORATION

2004 JUL 5 PM 2 19

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. This GIS is to be submitted within thirty (30) calendar days following the date of the Annual Members Meeting. Do not leave any item blank. Write N.A. if information required is not applicable to the Corporation.
2. If no meeting was held, the Corporation shall submit the GIS together with an affidavit of non-holding of meeting within thirty (30) calendar days from the date of the scheduled Annual/Special Meeting (as provided in the By-Laws).
3. This GIS should be certified and sworn to by the Corporate Secretary, or by the President or any duly authorized officer of the Corporation
4. Submit six (6) copies to the Central Receiving Section, Ground Floor, SEC Building, EDSA, Mandaluyong City. The original and all conformed copies uniformly should be on A4 or letter-sized paper under a standard cover page The original and all conformed pages shall utilize only one side. Companies submitting a copy on a diskette need only to submit four (4) paper copies
5. All filings must be written in the English Language.
6. Only the GIS accomplished in accordance with the herein instructions shall be considered as having been filed/submitted.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **JUNE 23, 2004**

REG. NO.: **38683** DATE OF ANNUAL MEETING PER BY-LAWS: FISCAL YEAR END: **December 31**

CORPORATE NAME: **THE PHILODRILL CORPORATION**

ADDRESS/PRINCIPAL OFFICE BASED ON THE LATEST ARTICLES OF INCORPORATION: **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City** DATE REGISTERED: **June 26, 1969**

PRESENT ADDRESS: **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City** AREA CODE: **1550**

TELEPHONE NO.: **631-8151-52; 631-1801-05** FAX NO.: **631-8080** CORPORATE T.I.N.: **041-000-315-612**

PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN:
a) Primary — **Investment**
b) Secondary — **Oil Exploration**
c) Activity — **Petroleum Operations**

INDUSTRY CODE:

RECEIVED 2004 OCT -5 A 9:41 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PARENT COMPANY REG. NO.: **N.A.** COMPANY NAME AND ADDRESS: **N.A.**

SUBSIDIARY/AFFILIATE REG. NO.: COMPANY NAME AND ADDRESS:

AS093006947 — **PENTA CAPITAL & INVESTMENT CORP.** 10/F ACT Tower, 135 Sen. Gil J. Puyat Avenue, Makati City

145490 — **EDSA PROPERTIES HOLDINGS, INC.** Unit 506/607, Shangri-La Plaza Mall, EDSA cor Shaw Boulevard Mandaluyong City

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T. AGENCY SECONDARY LICENSE? Y/N REG. NO.:
27	8	P88,000	N/A

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

=============================== PLEASE PRINT LEGIBLY ===============================

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCKHLDR.	OFFICER	T.I.N. or Passport No. NATIONALITY
ALFREDO C. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	C	Y	President	132-017-513
WALTER W. BROWN Philex Building, Brixton Corner Fairlane Streets, Pasig City	N	M	Y	N/A	128-993-816
AUGUSTO B. SUNICO 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	Executive Vice President & Treasurer	100-717-370
GERARD H. BRIMO Philex Building, Brixton Corner Fairlane Streets, Pasig City	N	M	Y	N/A	102-377-265
MAXIMO G. LICAUCO III 3rd Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	113-252-703
TEODORO L. LOCSIN, JR. #55 Paseo De Roxas, Makati City	N	M	Y	N/A	105-884-252
NICASIO I. ALCANTARA 3rd Floor, Alsons Building 2286 Pasong Tamo Extension, Makati City	N	M	Y	N/A	105-252-527
HONORIO A. POBLADOR III 12th Floor, Telecomms Plaza Gil Puyat Avenue, Makati City	N	M	Y	N/A	112-105-590
PRESENTACION S. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	125-496-733
FRANCISCO A. NAVARRO 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President – Exploration	100-717-285
REYNALDO E. NAZAREA 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President – Finance & Administration	100-717-294
ADRIAN S. ARIAS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	Y	Corporate Secretary	107-439-052
ALESSANDRO O. SALES 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Assistant Vice President - Exploration	106-208-128

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N/A" IF NOT.

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

=============================== PLEASE PRINT LEGIBLY ===============================

FINANCIAL PROFILE

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
AUTHORIZED CAPITAL						
		A		930,000,000	₱ 1.00	₱ 930,000,000.00
		B		620,000,000	1.00	620,000,000.00
			TOTAL ₱	1,550,000,000	TOTAL ₱	1,550,000,000.00
SUBSCRIBED CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		8,913,828	₱ 1.00	₱ 8,913,828.00
		B		3,194,148	1.00	3,194,148.00
			TOTAL ₱	12,107,976	TOTAL ₱	12,107,976.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		-	₱ -	-
		B		54,925	1.00	54,925.00
			TOTAL ₱	54,925	TOTAL ₱	54,925.00
				TOTAL SUBSCRIBED	₱	12,162,901.00
PAID-UP CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		909,622,591	₱ 1.00	₱ 909,622,591.00
		B		607,115,360	1.00	607,115,360.00
			TOTAL ₱	1,516,737,951	TOTAL ₱	1,516,737,951.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		35,920	₱ 1.00	₱ 35,920.00
		B		6,007,244	1.00	6,007,244.00
			TOTAL ₱	6,043,164	TOTAL ₱	6,043,164.00
				TOTAL PAID-UP	₱	1,522,781,115.00

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY USED 2a [Y/N]

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

================================ PLEASE PRINT LEGIBLY ================================

CORPORATE NAME

THE PHILODRILL CORPORATION

STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
NATIONAL BOOK STORE, INC.	A	30,037,936	₱30,037,936.00	₱30,037,936.00	000-325-972V
Filipino	B	64,622,141	64,622,141.00	64,622,141.00	
2nd Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	94,660,077	₱94,660,077.00	₱94,660,077.00	
PHILEX MINING CORPORATION	A	30,042,214	₱30,042,214.00	₱30,042,214.00	000-283-731
Filipino	B	16,465,442	16,465,442.00	16,465,442.00	
Brixton Corner Fairlane Streets					
Pasig City	TOTAL	46,507,656	₱46,507,656.00	₱46,507,656.00	
VULCAN INDUSTRIAL & MINING CORP.	A	26,434,305	₱26,434,305.00	₱26,434,305.00	000-062-736
Filipino	B	13,710,219	13,710,219.00	13,710,219.00	
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	40,144,524	₱40,144,524.00	₱40,144,524.00	
WEALTH SECURITIES, INC.	A	4,908,679	₱ 4,908,679.00	₱ 4,908,679.00	000-330-678
Filipino	B	4,617,411	4,617,411.00	4,617,411.00	
PSE Center, Tektite Tower, Pasig City					
	TOTAL	9,526,090	₱ 9,526,090.00	₱ 9,526,090.00	
TERESITA DELA CRUZ	A	5,128,831	₱ 5,128,831.00	₱ 5,128,831.00	129-310-952
Filipino	B	1,492,897	1,492,897.00	1,492,897.00	
Ayala Alabang Village, Muntinlupa City					
	TOTAL	6,621,728	₱ 6,621,728.00	₱ 6,621,728.00	
SAPPHIRE SECURITIES, INC.	A	3,064,727	₱ 3,064,727.00	₱ 3,064,727.00	000-360-117
Filipino	B	3,383,636	3,383,636.00	3,383,636.00	
Bankers Center, Ayala Avenue, Makati City					
	TOTAL	6,448,363	₱ 6,448,363.00	₱ 6,448,363.00	
TRAFALGAR HOLDINGS PHIL., INC.	A	3,228,741	₱ 3,228,741.00	₱ 3,228,741.00	000-192-318
Filipino	B	702,144	702,144.00	702,144.00	
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	3,930,885	₱ 3,930,885.00	₱ 3,930,885.00	
ALAKOR CORPORATION	A	373,218	₱ 373,218.00	₱ 373,218.00	000-175-116
Filipino	B	1,767,117	1,767,117.00	1,767,117.00	
9th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	2,140,335	₱ .140,335.00	₱ 2,140,335.00	
F.YAP SECURITIES	A	853,758	₱ 853,758.00	₱ 683,006.40	000-333-165
Filipino	B	311,993	311,993.00	249,594.40	
2301 23rd Flr., PSE, Ortigas Center					
Pasig City	TOTAL	1,165,751	₱ 1,165,751.00	₱ 932,600.80	
		TOTAL ₱			

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

CORPORATE NAME:

THE PHILODRILL CORPORATION

STOCKHOLDERS

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
RCBC TRUST ACCT. #32-314-4	A	585,735	₱ 585,735.00	₱ 585,735.00	320-000-599-760
Filipino	B	264,927	264,927.00	264,927.00	
RCBC Building, Sen. Gil Puyat Avenue					
Makati City	TOTAL	850,662	₱ 850,662.00	₱ 850,662.00	
IMPERIAL DE GUZMAN	A	626,382	₱ 626,382.00	₱ 501,105.60	000-121-920
Filipino	B	77,492	77,492.00	61,993.60	
Greenfield Bldg., 750 Shaw Blvd.					
Mandaluyong City	TOTAL	703,874	₱ 703,874.00	₱ 563,099.20	
CUALOPING SECURITIES INC.	A	192,508	₱ 192,508.00	₱ 154,006.40	230-000333-333-V
Filipino	B	371,760	371,760.00	297,408.00	
Suite 1801 Tytana Plaza					
Binondo, Manila	TOTAL	564,268	₱ 564,268.00	₱ 451,414.40	
FRANCISCO ORTIGAS SECURITIES	A	402,843	₱ 402,843.00	₱ 322,274.40	000-283-304
Filipino	B	109,307	109,307.00	87,445.60	
815 Ortigas Bldg., Ortigas Pasig Cityy					
	TOTAL	512,150	₱ 512,150.00	₱ 409,720.00	
PEREGRINE SECURITIES (ATR)	A	377,280	₱ 377,280.00	₱ 301,824.00	320-000-168-671
Filipino	B	13,133	13,133.00	10,506.40	
Tower I, Ayala Avenue, Makati City					
	TOTAL	390,413	₱ 390,413.00	₱ 312,330.40	
OTHERS	A	6,462,636	₱ 6,462,636.00		
	B	2,355,930	2,355,930.00		
	TOTAL	8,818,566	₱ 8,818,566.00	₱ 6,834,688.89	
TOTAL		222,985,342		₱220,334,173.69	

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET
(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
STOCKS	N/A	N/A	N/A
BONDS/COMMERCIAL PAPER	N/A	N/A	N/A
LOANS/CREDITS/ADVANCES	N/A	N/A	N/A
GOVERNMENT TREASURY BILLS	N/A	N/A	N/A
OTHERS			

B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
NATURE OF SECONDARY PURPOSE		

C. TREASURY SHARES	NO. OF SHARES	ACQUISITION COST
N/A		
D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR		₱ 196,271,594

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND	N/A
STOCK DIVIDEND	N/A
PROPERTY DIVIDEND	N/A
TOTAL ₱	

I, **ADRIAN S. ARIAS**, Corporate Secretary of the abovementioned Corporation, do solemnly swear and certify that all the matters set forth in this General Information Sheet composed of six (6) pages are true and correct to the best of my knowledge and that this Corporation has complied with all the reportorial requirements provided under the Corporation Code of the Philippines.

Done This 1st day of July, 2004 in Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 1st day of July, 2004 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 14188321 issued on January 16, 2004 at Mandaluyong City.

Doc. No. 233;
Page No. 48;
Book No. 67;
Series of 2004.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0252733
ISSUED ON 1-05-04
MANDALUYONG CITY

NOTE: This **General Information Sheet (GIS)** may be used as **prima facie** evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.